SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the financial statements related to the fiscal year ended on June 30, 2003.

Inversiones y Representaciones

Sociedad Anónima

Board Report and Financial Statements

For the years ended June 30, 2003 and 2002.

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CORPORATE PROFILE

Founded in 1943, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “the Company”) is the largest Argentine real estate investment company and the only Argentine real estate company listed on the Buenos Aires stock exchange (the “BCBA”) and on the New York Stock Exchange.

IRSA is the best vehicle through which to gain access to the real estate market in Argentina because of its achievements to date, its significant and diversified portfolio of properties that ensure it is the leader in almost all those sectors in which it has participated and because of the capability and strength of its Management team in taking advantage of opportunities and maximizing the value of the Company and shareholder return.

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LETTER TO THE SHAREHOLDERS

To the Shareholders:

At the end of the twelve months corresponding to the fiscal year ended June 30, 2003, we would like to inform you of the results obtained by our Company and comment on the development of our business.

There can be no doubt that fiscal 2003 will be looked back on as a watershed year that marked a major transformation in the history of the Company.

The efforts of shareholders, management and staff served to demonstrate that we were capable of turning the deepest crisis in Argentine history into an opportunity for restructuring and change.

The devaluation of the peso in January 2002 brought the whole Argentine economy to its knees. At a time when many companies stopped paying their debts, IRSA was able to negotiate with its creditors and refinance its entire debt at very convenient rates and terms. Our debt to financial entities was reduced to US$ 88.4 million, structured in the form of a syndicated loan with a final maturity in 2009 for US$ 51,0 million and the issue of Negotiable Obligations for US$ 37.4 million, also with a final maturity on 2009.

In addition, we were one of the first companies to return to international capital markets with the issue of US$100 million in Convertible Negotiable Obligations, which were successfully subscribed. These events contributed to consolidating our financial situation, allowing us to maintain a significant level of liquidity, reducing our financing costs and lengthening the terms to maturity of our debt, having obtained two years of grace until the first principal repayment.

The significant cash position we built up encouraged us to continue with our strategy for the reduction of our financial costs, so that on June 23, 2003, after having offered to repurchase our debt from the group of banks that held it, we repaid HSBC Bank Argentina S.A. US$16 million from the US$51 million syndicated loan agreement due 2009. The transaction was performed for the amount of US$10.9 million, 68% of the par value of the debt, obtaining a discount of US$5.1 million.

In the fiscal year just ended a profit of Ps.286.4 million was recorded, partly recovering the loss of Ps.539.1 million from the previous year. As in the previous year, this result has mainly been due to the fluctuation of the peso, which gained 26% in value in the period analyzed, generating a positive net result from exchange difference of Ps.188.7, disclosed on the income statement on the financial results generated by assets and by liabilities lines. These same lines disclose the result from financial operations, which was a gain of Ps120.0 million, interest earned and interest on discounts of assets and liabilities generated a profit of Ps.47.9 million, discounts received amounted to a profit of Ps.36.9 million, and financing costs were a loss of Ps.65.7 million. Lastly, we would point out that the operating result was positive in the amount of Ps.9.7 million compared to a loss of Ps.36.6 million in the previous year.

The devaluation of the peso generated a more positive environment for the launch of new projects by the sales unit and new developments, because of the sharp reduction in construction costs and the maintaining of prices for units intended for the high-income segment.

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Shopping Centers

Alto Palermo S.A. (APSA)

Within this framework of incipient recovery, we decided to make the structural transformations necessary to be able to accompany the growth of the national economy. We began with the successful issue of Negotiable Obligations (ONC) for US$50.0 million that enabled us to significantly lower our borrowing costs (without segregating financial components), which fell from Ps.74.8 million in fiscal 2002 to Ps.36.1 million in fiscal 2003. During the worst of the crisis, in a context of widespread default, with an entrepreneurial spirit and a clear vision of the future, our main shareholders subscribed to the ONCs, betting both on the progress of the Company and of Argentina. After this transformation process, we have once again been in compliance with the financial ratios to which we had committed in our loan agreements, allowing us to once again gain access to debt markets in improved conditions should we need to do so.

Once we reorganized our financial structure, we concentrated on our core business. We adapted our proposals to new customers and generated new offers in our Shopping Malls. We were very successful in attracting to our Malls the growing flow of tourists visiting Argentina through actions in hotels, ports and airports. In addition, we carried out major novel advertising campaigns both locally and internationally.

This transformation generated a growing demand from potential tenants that enabled us to select an improved standard of client and a tenant mix in line with the nature of each Shopping Mall. Tenants also invested large sums in the development of new commercial proposals, improving the offer at each Mall. In addition, during the year we worked to assist in the development of our tenants by providing them with advice and training by means of conferences and seminars, as we consider that increased services will in the long term lead to an increased commitment of our tenants to the Company.

As a result, at June 30, 2003 we were able to record an average occupancy rate of 95.8 percent of the gross area of our Malls, an improvement even on the occupancy rates prior to the crisis. Likewise, sales by our tenants in nominal terms grew during the period by 40.8% to Ps.972.4 million, equivalent to an increase of 7.4% in values adjusted for inflation.

This excellent performance allowed us to further widen the efficiency gap with our market competitors. In the twelve months ended June 30, 2003 our tenants sold an average of Ps.6,485 per square meter, 87.3% more than those of the competition.

Following this recovery in occupancy and sales, we succeeded in adjusting our rental charges, widening the application of the CER reference stabilization index, increasing key-money for new tenants and raising charges in terms of percentages of tenant sales. In a similar manner, we continued with the process of reducing bad debts, which were cut from Ps.12.2 million and Ps.35.2 million in fiscal 2001 and 2002 respectively to only Ps.2.4 million in fiscal 2003 (excluding those generated by our subsidiary Tarshop S.A.).

Thanks to the greater revenue obtained, during these last twelve months we have succeeded in achieving a steady and growing monthly flow of operating funds, averaging Ps.5.5 million, and the trend remains positive. In addition, as a result of the drastic reduction in our financial burden, we are equipped with the necessary liquidity to carry out investments in new projects and developments.

As a result, we are consolidating our commercial success in the retail sales and entertainment area market locally. We continue to be one of the best possible channels for the positioning of leading brands and promotions with a major impact. During fiscal 2003 we maintained our leadership position in the Shopping Mall market with 56% of the gross space available for lease in the city of Buenos Aires.

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Net income for fiscal 2003 has been a profit of Ps.77.4 million, compared to the loss of Ps.11.4 million recorded in fiscal 2002. Operating results were a profit of Ps.6.8 million for the twelve months ended June 30, 2003, compared to the profit of Ps.12.3 million obtained at June 30, 2002. This drop in operating results has mainly been due to higher amortization charges in relation to our income in the current period because the value of our Shopping Malls has been maintained in real terms, leading to higher charges under that heading.

We have the privilege of being an Argentine company with a solid long-term financing structure that allows us to plan forward. For this reason we are firmly intent on developing the first stage of Project Rosario, which will include the construction of the first Shopping Mall in that city. As a result, we will return to our expansion program, adding 20,000 square meters of gross area for lease to our existing portfolio of shopping Centers.

Offices and Others

During the year ended June 30, 2003, the income from rental property totaled Ps.17.8 million, compared to Ps.44.5 million in the same period of fiscal 2002. Average occupancy has remained at 60%, which represents no change compared to the year ended June 30, 2002, although in comparison to the last two quarters there has been a slight increase. The occupancy rate for our property is above average for the market. Following the severe economic crisis, several companies were obliged to reduce their costs and transfer their offices to surrounding areas where costs were lower, with a damaging impact on this segment. Nevertheless, in the last two months we have begun to detect a recovery, and it is evident that those companies with export-oriented businesses that have benefited from the high rate of exchange are starting to move back to occupy class A office space in the search for increased security, and to take advantage of the drop in prices.

Sales and Developments

Income for this segment was Ps.47.2 million in the twelve months ended June 30, 2003, compared to Ps.54.4 million recorded during the same period of fiscal 2002. The total for this year includes the sale of Hotel Piscis in March 2003, recorded in this segment. The sale of the shares in Valle de Las Leñas S.A. is disclosed net of the cost of the Result from Transactions and Holding of Real Estate Assets in this same segment.

The lack of financial asset investment alternatives because of their low yields and the uncertainty regarding the future evolution of the exchange rate has encouraged the public to invest in safe assets such as real estate. These factors have favored our sales in this sector, enabling us to complete the sale of various projects and plan the launch of new developments.

We consider that now is the time to take advantage of the gap that has arisen from the drop in construction prices that was not reflected in the price of apartments for sale intended for the ABC1 socio-economic sector. Given the current unavailability of credit for the purchase of housing, our next projects will be directed at the high-income segment.

Cruceros, Dique 2. This is a unique project in Puerto Madero. This residential block of 6,400 square meters will be built alongside the “Edificios Costeros” office buildings. It is aimed at the high-income segment and all condominium areas have spectacular views of the river. Approximately 50 apartments will be built, with two swimming-pools, a gymnasium and other facilities.

Purchase of Land on San Martin de Tours. In March 2003 we signed a contract for the purchase of a site on Calle San Martin de Tours in the Barrio Parque district, the most exclusive residential zone in the city of Buenos Aires. An advance of US$80,000 was paid on the exchange of contracts, and when the deeds were

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transferred a further US$230,000 were paid. In addition, at that moment a mortgage was set up in favor of Providence for US$750,000 in guarantee of 25% of the functional units that IRSA must deliver when the building is completed. IRSA plans to build a high-quality “house-type” residence complex unlike other property available.

The improved prospects we have begun to detect for the development of undertakings, added to our significant holdings of lands in unsurpassable locations, will enable us to evaluate and launch new projects in coming months.

Hotels

Income from the hotels segment was Ps.34.2 million during the twelve months ended June 30, 2003, compared to Ps.38.8 million recorded during the same period of fiscal 2002. This segment has without doubt been one of those that benefited most from the devaluation of the peso. Argentina is currently one of the cheapest countries in the world, and this can be seen from the growing influx of tourists. Given the favorable conditions, the Government is actively promoting tourism, generating a significant inflow of hard currency from this activity. The cumulative average occupancy rate for our hotels during the twelve-month period has recorded a moderate increase, rising to 55% compared to the modest 48% recorded last year. In a similar manner, average rates have risen by 55%, with an average rate per room of Ps.270, compared to Ps.174 in the previous year. The Llao Llao Hotel, which has one of the highest room rates in Argentina, has become renowned as a high-category resort unique in Argentina because of both its services and its location.

After this brief overview of our activities we can conclude that the Company is positioned within its business segments to spearhead the vital and indispensable process of growth required by the Argentine economy. It can be confidently stated that its assets, made up of its majority interest in the leading shopping mall operator in Argentina, Alto Palermo S.A., its extraordinary reserves of land available for future development, its portfolio of office buildings in privileged locations, which are beginning to gradually recover historical occupancy levels after remaining at a floor of 60% during the crisis, and its portfolio of high-level hotels, form an undoubted reserve of value for our current and future shareholders.

Based on these prospects for stabilization and growth, the coming fiscal year will find us committed to the launching of new proposals, in support of our optimistic view of the economic future of the country.

Our sound long-term financial structure and the strong confidence demonstrated by shareholders when they subscribed to the US$100 issue of Convertible Negotiable Obligations at the end of last year, will allow us to take advantage of the business opportunities that will arise in future. To these attributes we can also add our lengthy experience as real estate developers that will ensure we will once again lead this important sector of the Argentine economy.

To conclude, I would like to extend a special vote of thanks to our shareholders, tenants, clients and financial institutions for their continued support and trust year after year, and to our directors and employees for their efforts and dedication, as without them we would have been unable to emerge as a company with excellent growth potential, ready to accompany the economic development of Argentina.

M. Marcelo Mindlin

Vice-President

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Economic overview

International Scene

During almost all 2002 and the first half of 2003 the rates of growth of the world’s leading economies were below expected levels. This led the monetary authorities, the US Federal Reserve and the European Central Bank to intervene actively by lowering interest rates, in the case of the United States to 1%. This aggressive monetary policy, that began in the United States in 2001, accompanied by a severe increase in the fiscal deficit, has been designed to help the economy reach its growth potential, which needs to be no less than 3.5% p.a., whereas during the first quarter of 2003 it barely reached 1.4% p.a. In addition, the authorities of both the European Union and the United States were wary of a possible deflationary impact similar to that which has been affecting the Japanese economy for the last thirteen months and keeps it in it current weak state. The measures taken have begun to show some modest results in the United States, where the unemployment rate has stabilized at 6% and there has been a slight increase in consumer spending. The more optimistic forecasts foresee a GDP growth of 2.4% in 2003. In the European Union, doubts persist in relation to its largest economy, that of Germany. A recent IMF report and analysis by various consultants have concluded that there is a possibility that a lengthy deflationary process similar to that seen in Japan could also be experienced by Germany. If these forecasts are realized, there is a high probability of it affecting the European bloc as a whole.

In view of the circumstances affecting the developed world, emerging economies are confronting a scenario in which there is a risk of a reduction in commodity prices, the main component of their exports, caused by a decline in demand by the purchasing nations, although they can also be optimistic about the prospects for attracting idle capital because of the current levels of interest in the world’s leading financial centers. In addition, those countries with a high level of debt, such as Argentina, will benefit when the time comes to renegotiate their debt, as they will be able to agree interest rates far lower than were in force at the time the debt was declared to be in default.

The Argentine economy

The year 2002 will be remembered as the period in which economic activity in Argentina suffered one of the largest drops in its history, similar to that which took place in 1914 and greater than that in 1931/32, the local version of the world crisis that took place in 1930. GDP in constant prices fell 10.9%, and this formidable destruction of wealth was crudely evident from the sharp deterioration in social indicators, with unemployment reaching 21.5% in May 2002 in urban areas. All macroeconomic indicators were negative, with consumption falling 12.9%, private consumption dropping 14.9%, investment and imports falling by an even larger 36.1% and 49.7% respectively, and only exports showing a slight rise of 3.2%.

In such economic conditions, most analysts predicted the possibility of a serious social upheaval with uncertain consequences. However, the introduction by the interim administration headed by Eduardo Duhalde of a major social program for Unemployed Heads of Household, which grants a monthly subsidy of 150 Lecops (provincial scrip) to the unemployed, created an effective tool that enabled the worst of the crisis to be overcome. Towards the end of the second quarter, contrary to the forecasts of most economic analysts, and even of most of the negative commentaries on the future of the Argentine economy made public by the leading authorities of international agencies such as the IMF and the World Bank, the economy halted its decline and began to show positive signs.

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Source: Estudio Miguel Angel Broda y Asoc.

This incipient recovery began to develop in a highly unstable monetary and financial framework. Monetary aggregates recorded a significant increase, as the departure from convertibility and the breaking of existing contracts meant that savers sought to dispose of their assets in local currency within the financial system and switch to foreign currency assets outside the system. As a consequence of the disordered state of the financial system, the Argentine Central Bank intervened in the exchange market, responding to the demand for dollars by individuals in a manner that reduced international reserves to US$9.529 billion, some US$5 billion less than the stock at the end of 2001, while the exchange rate reached Ps.3.80 per dollar. July 2002 can be considered a watershed month for the start of a gradual return to normal by the financial system. The second half of 2002 began with a positive change in the attitude of savers, as not only did the deposit drain come to a halt, but the high interest rates offered by banks attracted new deposits and for the first time during the year there was an increase in the demand for pesos. Towards the end of the second six months of 2002 international reserves reached US$10.476 billion, even after having settled debt with international agencies for US$500 million, while at the same time the exchange rate for the dollar declined to Ps.3.30 per dollar.

The above situation, which persisted during the first half of 2003, became possible after the gradual lifting of the restrictions that had been imposed on the availability of deposits held by savers. At the end of 2002 all restrictions were lifted on sight deposits, and during the first quarter of 2003, by means of the signing of Decree 739/2003, it was established that the holders of rescheduled deposits for an amount of up to Ps.42,000 had the choice of requesting their return in part or in full, restated according to the Reference Stabilization Coefficient (CER) until the day the funds were released. Most savers decided to leave their funds in the banks, significantly improving the liquidity of the system. In addition, the monetary authority was required to remain active in the exchange market, as the important volume of hard currency offered, generated by the large trade surplus, did not encounter sustained demand. The Central Bank issued the pesos necessary to shore up the rate of exchange, and as a result, during the first six months of 2003 the financial entity became a net purchaser in the amount of US$3 billion.

Notwithstanding the accelerated remonetization of the economy and the rising level of economic activity, wholesale and consumer price indexes stabilized as from the end of 2002, so that as from February 28, 2003 the monetary authority decided to discontinue the application of inflation adjustment to company financial statements. The slowdown in inflation can be explained basically by the drop in the purchasing power of wages as from the devaluation that prevented any quick recovery of the domestic market. This effect is reflected in the uneven performance of the different areas of the economy, with those that have grown most being those linked to exports, such as the agricultural sector and businesses in the import substitution sector, such as the textile industry.

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Source: Estudio M.A. Broda y Asoc.

At June 30, 2003 the dollar closed at Ps.2.80, an appreciation of the local currency over the last 12 months of 26.0% in relation to the dollar. Price indexes rose slightly, with retail prices increasing by 10.2% and wholesale prices up 8.3% for the 12-month period ended June 30, 2003. The first half year of 2003 took place without sudden shocks in the fiscal sector. A succession of record tax revenue figures, explained basically by the withholdings made on exports, helped to exceed the primary surplus targets agreed with the IMF in the short-term accord signed on January 16, 2003.

During May 2003 nationwide elections were held to choose a president to govern the country for the next four-and-a-half years. Although the elections were trouble-free, the suspension of the run-off mechanism to choose between the two most voted candidates in the first round because the formula led by Carlos Menem refused to stand, led to Néstor Kirchner becoming president with a mere 22% of the votes cast. Some analysts predicted that the weak consensus embodied by the new president could have a negative impact in economic activity, but this did not happen.

Source: Estudio M.A. Broda y Asoc.

The trade balance for the first five months of 2003 has been a surplus of US$6.956 billion, with the total expected to reach US$17 billion for the year. this positive performance by foreign trade can be explained by

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the effects of the devaluation on its components, with a drop in imports, which in the year to May 2003 were down 20.9%, and a growth in exports of 5.4% in the same period, underpinned by growth in international prices of commodities as from the second six months of 2002, with notable benefits for companies in the agroindustrial sector, such as the soy-bean growing complex.

The significant growth of the Argentine economy recorded during the first quarter of 2003, which reached 2.4% of GDP and could total 5% for the year as a whole, has not been reflected in any recovery of the labor market. The index for the demand for workers published by the Ministry of Labor shows a drop of 2.3% for the first five months of 2003, measured against the same period of 2002, and the result of the unemployment survey taken in May 2003 is estimated at 16.9% of the workforce.

In the twelve months to June 30, 2003 the Argentine capitals market has recorded a notable recovery, as during that period the Merval index in US dollars registered a rise of 177.6%, with a rise of 75.3% in the first six months of 2003. This brilliant return on the shares listed on the main board in terms of the dollar has been due to the mentioned appreciation of the peso and a recovery in the price of leading shares. Although sovereign debt bonds recorded a recovery in their values, their future evolution will depend on the reaching of a long-term agreement with the IMF for the renegotiation of the debt with international agencies, which will pave the way for negotiations with private holders of such bonds that it is expected will involve a reduction in their principal and interest amounts.

Source: Estudio M.A. Broda y Asoc

The following macroeconomic indicators summarize the evolution of the Argentine economy during the last eight years:

Leading Indicators

	1996	1997	1998	1999	2000	2001	2002	2003 (P)
PBI Crecimiento Real (en %)	5,53	8,11	3,85	-3,39	-0,79	-4,41	-10,90	5,30
Inflación (Precios Combinados) en % *	1,70	0,30	-1,10	-2,10	-1,50	-1,70	15,5	6,0
Resultado Fiscal (en % del PBI)	-2,22%	-1,47%	-1,39%	-2,59%	-2,44%	-3,22%	-1,5%	0,2%
Exportaciones FOB (Millones de U$S)	24,04	26,43	26,43	23,31	26,41	26,66	25,71	29,00
Importaciones CIF (Millones de U$S)	23,86	30,50	31,40	25,51	25,24	20,31	8,99	12,65
Cuenta Corriente del Balance de Pagos (MM U$S)**	-6,82	-12,29	-14,55	-11,95	-8,97	-4,43	9,59	8,29
Balanza Comercial (Millones de U$S)	0,18	-4,07	-4,97	-2,20	1,17	6,34	16,72	16,35

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Tasa de Desocupación ***	17,20	14,9	12,9	14,30	15,10	17,35	19,70	16,17

(P) Projected*

Annual average**

Accrual basis***

Av.for country (as % of E.A.P)

Source: Estudio M.A. Broda y Asoc.

As on other occasions during the course of the economic history of Argentina, and after having overcome its worst crisis, the country has again shown its potential and its enormous capacity to react and recover from the worst possible moments. Much work still needs to be done on structural reforms and the recovery of international confidence before the country can once again participate fully on world markets.

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DESCRIPTION OF OPERATIONS

We are one of the leading real estate companies in Argentina. We are active directly and indirectly through subsidiaries, joint ventures and strategic alliances in the Argentine property market. We perform a diversified range of activities, including: (i) purchase, development and operation of office buildings and other rental property; (ii) purchase, development and operation of shopping centers; (iii) purchase and development of housing property, mainly for sale; (iv) purchase and operation of luxury hotels; and (v) purchase of land stocks in strategic areas as a reserve for future development or sale. We are the only Argentine real estate company with shares listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

Our headquarters are located at Bolívar 108, Buenos Aires (C1066AAB), Argentina. Our telephone number is +54 (11) 4323-7555, our fax number is +54 (11) 4323-7597 and our web site is www.irsa.com.

Commercial Strategy

As one of the few companies owning, developing and administrating real estate in Argentina, we consider that we hold certain competitive advantages that we expect will allow us to continue to gain an increasing share of the real estate property market in Argentina. These advantages include:

•	our experience and that of our managers in the acquisition, development, sale, leasing and management of top quality property;

•	our considerable reputation and positioning as developers of comprehensive real estate services in both Argentina and other Latin American real estate markets;

•	the quality of our existing portfolio of properties and our land reserves;

•	our access to sources of long-term capital;

•	our strategy aimed at preserving a high level of liquidity, enabling better advantage to be taken of the real estate opportunities that arise in favorable terms; and

•	the quality of our existing tenants and the high occupancy percentage of our rental property portfolio, which enables us to count on a significant stable source of liquidity for our cash flow.

Our strategy consists of increasing our flow of funds, income and the value of our assets by means of the steady growth of our diversified property and assets portfolio through the purchase, development and operation of property, either alone or with partners, in all segments of our commercial activity.

Offices. We aim to purchase, develop and operate class A office buildings in the main office property areas of the city of Buenos Aires and other strategically-located areas that offer attractive yields and potential for capital appreciation. We believe that once the economy recovers, leading Argentine and multinational companies will increasingly demand class A office space, which will encourage the transfer from the traditional city center office zone to other more modern areas offering better access and more suitable spaces. We have succeeded in building up a high-quality tenant base.

Shopping Centers. Through our subsidiary APSA we intend to be the leading player in the shopping center industry in Argentina, by means of the consolidation of our operations and new developments in strategic areas of the city of Buenos Aires and other important locations in Argentina. The main growth drivers for the shopping mall industry are: (i) increased consumption of goods able to be sold in shopping malls; (ii) changing buying habits, with a move away from stores facing on to the street; and (iii) the relatively low level of market penetration by shopping malls in Argentina compared to many developed countries, providing considerable long-term growth potential. APSA has succeeded in improving its operating margins for its

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shopping malls by unifying administration to gain operating synergy, economies of scale and opportunities for sales and promotion.

Residential. In past years we benefited from the increased availability of financing for the purchase of housing and the improvement in transport infrastructure from city centers to suburban areas. In urban zones we have attempted to purchase under-exploited properties at strategic densely populated points in order to develop apartment complexes offering green spaces for recreation, sports facilities and security services. In suburban areas we have aimed to purchase undeveloped properties close to the city of Buenos Aires for the building of residential communities, to then sell land for housing construction once our basic infrastructure has been installed.

Hotels. We seek to acquire leading hotels when the opportunity arises, delegating their management to top-rank hotel operators so as to capitalize on their operating experience, international networks and sales agreements with the aim of taking advantage of the benefits derived from increasing tourist and commercial traffic.

Land Reserves. We will continue to acquire undeveloped land and strategically-located properties within and outside the city. In all cases, the aim is to purchase land with development potential or which will appreciate and can be sold. We consider that holding land stocks will allow us to count on a wide offer of land for the development of new projects and will create a barrier for potential competitors.

Real Estate Outlook

At June 30, 2003, either directly or through our subsidiaries and joint ventures, we held a significant share of 53 properties in Argentina, most of which are located in the City of Buenos Aires. The following table provides details on our operations and our real estate portfolio.

Consolidated Operating Results (1)

	Year ended June 30
	2003	2002		2001	2000
	(Ps. 000)	(Ps. 000)		(Ps. 000)	(Ps. 000)
Offices and Other Rental Property	2,268	(24,656)		31,522	35,239
Shopping Malls	3,601	(1,393)		36,220	26,754
Sales and Developments	2,914	(33,832)		(4,639)	6,557
Hotels	879	(11,344)		(848)	3,223
International	—	34,594		24,283	37,775
Total	9,662	(36,631	)(2)	86,538	109,548

(1)	Fiscal 2000 and 2001 inclusive were prepared by the equity method of accounting; fiscal 2002 and 2003 were prepared as established by Technical Pronouncement No. 4 of the F.A.C.P.C.E.
(2)	Includes Ps. 96.8 million booked in recognition of the loss of value of certain property .

Offices and Other Rental Property

The purchase, development and administration in Argentina of office buildings and other rental property is one of our main activities. At June 30, 2003 we held, either directly or indirectly, shares in 12 office buildings and other rental property totaling 122,757 square meters of gross rental space. Thirteen of these properties were office buildings making up 85,352 square meters of gross rental space. In fiscal 2003 we recorded rental income for Ps. 17.8 million.

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All our office rental property in Argentina is located in the city of Buenos Aires. Four of these properties are currently leased to a single tenant, while the remainder are rented to various different tenants. At June 30, 2003 the average occupancy rate for all our properties in the Offices and Other segment was approximately 60%. Five different tenants accounted for approximately 51.1% of our monthly office rental income and less than 5.5% of our total income during fiscal 2003. Our five main office rental tenant are: Grupo Total Austral, Grupo Danone, Cisco Systems Argentina S.A., Vintage Oil Argentina and Allende y Brea.

Management and Administration. We generally act as administrators of the office buildings in which we have an interest, whether it is the whole building or a substantial number of floors. The buildings in which we own some floors are generally administered on the basis of the terms of a condominium contract that usually establishes control by the simple majority based on the area held in the building. As administrators of the operations, we are responsible for the running of services such as security, repairs and maintenance. These services are generally hired from third parties and their cost passed on to tenants, except in the case units not rented, in which case we absorb the cost- Our rental space is sold through authorized brokers, in the press and by the company directly.

Leases. In general we rent our offices and other properties on the basis of lease contracts running for terms of between three and five years, renewable for two or three additional years at the tenant’s option. Contracts for the rental of property not located in shopping malls are generally stated in US dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rents for renewal periods are based on forecasts of US inflation or other usual factors.

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The following table shows certain information on our direct and indirectly owned property and other Rental Property:

Offices and Other Rental Properties

	Date of acquisition	Leasable area m2 (1)	Occupancy Rate (2)	Monthly Rental income Ps./000 (3)				Book Value Ps./000 (5)
					Total rental income for the fiscal year Ps,/000 (4)
					2003	2002	2001
Offices
Inter-Continental Plaza (6)	11/18/97	22,535	73%	415	5,648	12,749	15,919	63,728
Libertador 498	12/20/95	10,533	53%	180	2,359	5,212	7,046	35,444
Maipú 1300	9/28/95	10,325	70%	150	2,100	5,057	6,494	40,771
Laminar Plaza	3/25/99	6,521	90%	189	2,902	4,973	5,647	28,021
Madero 1020 (7)	12/21/95	2,503	100%	75	876	2,119	4,064	6,433
Reconquista 823/41	11/12/93	6,100	0%	—	—	2,326	3,386	17,075
Suipacha 652/64	11/22/91	11,453	45%	52	576	1,460	2,987	9,945
Edificios Costeros	3/20/97	6,389	63%	62	403	1,520	2,286	17,937
Costeros Dique IV	8/29/01	5,437	48%	49	695	1,924	—	17,566
Others (7)		3,556	45%	46	602	1,499	1,857	8,772

Subtotal		85,352	60%	1,218	16,161	38,839	49,686	245,692
Other Rental Properties

Commercial Properties (8)		4,076	98%	12	191	2,354	4,828	1,888
Other properties (9)		33,329	100%	42	742	2,005	3,146	4,070

Subtotal		37,405	100%	54	933	4,359	7,974	5,958

Related Expenses Management Fees					676	1,274	1,451

TOTAL OFFICES AND OTHER (10)		122,757	72%	1,272	17,770	44,472	59,111	251,650

Notes:

(1)	Total leasable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leasable area.
(3)	Agreements in force as of 06/30/03 were calculated.
(4)	Total consolidated leases, according to the RT4 method, restated as of 02/28/03. Excludes gross income tax
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation as of 02/28/03.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602 y Sarmiento 517 (through our Company).

Cumulative revenues for fiscal years 2002 and 2001 additionally include revenues from Puerto Madero Dock 5 (fully sold). The revenues of fiscal year 2001 also include the revenues from Avenida de Mayo 701 and Puerto Madero Dock 6 (fully sold).

(8)	Includes the following properties: Constitución 1111 and Alsina 934/44 (through our Company). Cumulative revenues also include: In fiscal years 2002 and 2001, the revenues from Santa Fe 1588 and Rivadavia 2243 (fully sold). In fiscal year 2001 the revenues from Sarmiento 580 and Montevideo 1975 (fully sold).
(9)	Includes the following properties: the Santa Maria del Plata facilities (former Ciudad Deportiva de Boca Juniors, through the Company – only rents are included since book value is reflected on the Developments table)—Thames, units in Alto Palermo Park (through Inversora Bolívar S.A). Cumulative revenues include: In fiscal years 2001, the revenues from Serrano 250 (fully sold).
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.

The following table shows a schedule of the lease expirations of our office and other non-shopping center properties for leases outstanding as of June 30, 2003, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

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Fiscal year of lease expiration	Number of leases expiring	Square meters subject to expiring leases	Percentage of total square meters subject to expiration	Annual rental income under expiring leases (1)	Percentage of total rental income under expiring leases
		(m2)	(%)	(Ps.)	(%)
2004	36	20,787	38	5,352,905	39
2005	6	4,359	8	1,523,374	11
2006	25	17,503	32	4,260,898	31
2007+	6	12,643	22	2,535,797	19

Total	73	55,292	100%	13,672,974	100%

(1)	Excludes Thames and Serrano rental properties. Not proportional to our actual holding in each property.

Properties. Set forth below you will find information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property.

Inter-Continental Plaza, City of Buenos Aires. Inter-Continental Plaza is a modern 24-story building located next to the Inter-Continental Hotel in the historic neighborhood of Monserrat in downtown city of Buenos Aires. We own the entire building which has floor plates averaging 900 square meters. It has 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., Vintage Oil Argentina Inc. Sucursal Argentina and Pharmacia Argentina S.A

Libertador 498, City of Buenos Aires. Libertador 498 is a 27-story office tower located at the intersection of Avenida 9 de Julio, Avenida del Libertador and Autopista Illia, three of the most important thoroughfares of the city of Buenos Aires, making it accessible from the north, west and south of the city. We own 17 floors with floor plates averaging 620 square meters and 281 parking spaces. The building has a singular cylindrical design and a highly visible circular neon billboard that makes it a landmark in the Buenos Aires skyline. The principal tenants in this building currently include Voridiam Argentina S.R.L., MTV Networks Argentina S.R.L., Epson Argentina S.A., and Farmanet S.A. Chrysler Argentina S.A. leases the billboard for an annual rent of Ps. 120,000 through June 30, 2003.

Maipú 1300, City of Buenos Aires. Maipú 1300 is a 23-story office tower located on the San Martín Plaza, a prime office zone, on Avenida del Libertador, a major north-south thoroughfare. The building is also located within walking distance of the Retiro commuter train station, Buenos Aires’ most important public transportation hub, connecting rail, subway and bus transit. We own the entire building which has floor plates averaging 440 square meters and 53 parking spaces. The building’s principal tenants currently include Allende & Brea, Totalfinaelf Gas Transmission Argentina S.A., Uunet Argentina S.R.L. and MCI International Argentina S.A.

Laminar Plaza, City of Buenos Aires. Laminar Plaza is a 20-story office building located in Catalinas, the city of Buenos Aires’ most exclusive office district. The floor plates each measure 1,453 square meters. We own of the last 5 floors and 66 parking spaces. The main tenants, among others, are as follows: Cisco Systems, Movicom Bellsouth, Chubb Argentina de Seguros S.A., La Plata Cereal and Bank Hapoalim B.M.

Madero 1020, City of Buenos Aires. Madero 1020 is a 25-story office tower located in the center of the Catalinas area, a prime office zone, with spectacular views of the Port of Buenos Aires, the Río de la Plata and downtown Buenos Aires. We own 5 non-contiguous floors with the floor plates averaging 512 square meters and 63 parking spaces. The building’s principal tenants currently include Abeledo Gottheil Abogados S.C.

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Suipacha 652/64, City of Buenos Aires. Suipacha 652/64 is a seven-floor office building located in the office district of the city of Buenos Aires. We own the entire building and 70 parking spaces. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Procter & Gamble Interaméricas Inc. and APSA’s subsidiary, Tarshop.

Reconquista 823/41, City of Buenos Aires. Reconquista 823/41 is a 15-story office tower located in the Catalinas area. We own the entire building which is currently fully leased to Aguas Argentinas. The office building is comprised of three basement levels with 52 parking spaces, a ground floor and 15 additional floors of office space. The floor plates average 540 square meters. As of May 2002, the property was leased to Aguas Argentinas, who decided not to continue the lease contract.

Edificios Costeros, Dock 2, City of Buenos Aires. Costeros A and B are two four-story buildings developed by us and located in the Puerto Madero area. We own the two buildings which have a gross leasable area of 6,399 square meters and 147 parking spaces. In September 1999 we completed their construction and in April 2000 began to market the office spaces. The main tenants of these properties are as follows: Leo Burnett Worldwide Invest. Inc., APSA’s subsidiary, Altocity.Com, Red Alternativa S.A. and Alternativa Gratis S.A. We currently intend to develop two additional buildings on the adjacent land but have not yet established a date to begin construction.

Edificios Costeros, Dock 4, City of Buenos Aires. On August 29, 2001, we signed the deed of sale of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6”. This property is located in Pierina Daelessi street N° 340, over the East Side of Dock 4 of Puerto Madero and has approximately 5,500 square meters of gross leasable area and 50 parking lots. The building’s principal tenants currently include Nextel Argentina S.A., Patagon Internacional S.A. and Petroenergy S.A.

Other office properties. We also have interests in four other office properties, all of which are located in the city of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps. 1.0 million in annual rental income for fiscal year 2003. These properties include Madero 942 and Libertador 602.

Retail and other properties. Our portfolio of rental properties includes six rental properties that are leased as street retail, supermarkets, a warehouse and various other uses. Most of these properties are located in the city of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111 and Alsina 934.

Shopping centers

We are also engaged in purchasing, developing and managing shopping centers, through our subsidiary APSA. As of June 30, 2003, APSA operated and owned majority interests in seven shopping centers, five of which are located in the city of Buenos Aires. One shopping center is located in greater Buenos Aires area and another is in the city of Salta. APSA also owns indirectly an 18.9% non-controlling interest in Mendoza Plaza in the city of Mendoza. In addition to purchasing, developing and managing shopping centers, APSA owns an 80% interest in Tarshop, a limited purpose credit card company which originates credit card accounts to promote sales from APSA’s tenants and other selected retailers.

APSA’s shopping centers comprised a total of 145,253 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not APSA’s tenants), aproximately the 60% of Ciudad de Buenos Aires gross leasable area and the 30% of the Argentine gross leasable area. As of June 30, 2003, the average occupancy rate of the shopping center portfolio was approximately 95,7%. During the year ended June 30, 2003, net sales from shopping centers amounted to Ps. 88.8 million.

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Management and administration. As a result of the acquisition of several shopping centers and of the corporate reorganization of APSA, we were able to reduce expenses by centralizing management of the shopping centers in APSA. All of our shopping centers are owned through APSA, and all of them, except Mendoza Plaza, are managed by APSA. As manager, APSA is responsible for providing common area electrical power, a main telephone switchboard and central air conditioning and other basic common area services.

We currently own 54.79% of APSA. On June 30, 2003, 27.8% of APSA’s shares were held by Parque Arauco S.A. and 6.4% by GSEM/AP Holdings L.P. The remaining shares are held by the public and traded on the Bolsa de Comercio de Buenos Aires and on the Nasdaq Stock Market in the form of American Depositary Shares (NASDAQ symbol: APSA).

Leases. APSA enters into commercial leases with tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Lease agreements are generally denominated in U.S. dollars and subject to rent escalation clauses. Shopping center leases generally do not contain renewal options. Tenants are generally charged a rent which consists of the higher of (i) a base rent and (ii) a percentage rent which generally ranges between 4% and 8% of tenant’s sales. Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease. Tenants are also required to pay for the direct expenses of their units, such as electricity, water, telephone and air conditioning, as well as their proportion of the common area expenses. In addition, tenants pay between approximately 12% and 15% of their base rent into a common promotion fund. In the cases where APSA acts as manager, APSA receives an administration fee.

In addition to rent, tenants are generally charged a key money which is an admission fee that tenants pay upon entering into a lease and upon lease renewal. Key money is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of termination, a tenant will not be refunded its key money.

The following table shows certain information concerning our shopping centers:

Shopping center properties

	Date of acquisition	Gross leaseable area m2 (1)	Percentaje leased (2)	Monthly income Ps./000				Book value Ps./000 (4)
					Total rental income for the fiscal year Ps./000 (3)
					2003	2002	2001
Shopping Centers (5)
Alto Palermo	12/23/97	18,278	94%	N/A	26,150	38,499	53,259	247,477
Abasto	7/17/94	40,562	99%	N/A	20,531	34,601	48,450	221,314
Alto Avellaneda	12/23/97	26,701	99%	N/A	10,038	23,871	34,899	105,133
Paseo Alcorta	6/6/97	14,870	92%	N/A	12,216	18,528	26,114	72,690
Patio Bullrich	10/1/98	11,623	92%	N/A	10,610	14,339	17,399	127,803
Alto NOA Shopping	3/29/95	18,876	90%	N/A	2,087	4,450	5,448	23,810
Buenos Aires Design	11/18/97	14,343	94%	N/A	3,656	7,333	10,572	25,840

Fibesa and others (6)				N/A	3,861	5,184	8,744
Revenues Tarjeta Shopping				N/A	24,607	45,158	46,132

TOTAL SHOPPING CENTERS (7)		145,253	92%	N/A	113,756	199,963	251,017	824,067

Notes:

(1)	Total leasable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Total consolidated rents, according to RT4 method, reexpressed as of 02/28/03. Excludes gross income tax deduction.
(4)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation as of 02/28/03.
(5)	Through Alto Palermo S.A.
(6)	Includes revenues from Fibesa S.A. and Alto Invest.
(7)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction

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The following table shows a schedule of lease expirations for our shopping center properties in place (except Mendoza Plaza) as of June 30, 2003, assuming that none of the tenants exercise renewal options or terminate their lease early.

Fiscal year of lease expiration	Number of leases expiring	Square meters subject to expiring leases	Percentage of total square meters subject to expiration	Annual rent under expiring leases (1)	Percentage of total rent under expiring leases
		(m2)	(%)	(Ps.)	(%)
2003(2)	184	17,081	11.8	8,744,052	15.7
2004	221	29,724	20.5	15,767,376	28.3
2005	173	19,081	13.1	10,878,780	19.5
2006	198	31,578	21.7	11,411,016	20.5
2007	40	11,141	7.7	3,355,404	6.0
2008+	31	36,648	25.2	5,609,436	10.0

Total	847	145,253	100.0	55,766,064	100.00

(1)	Includes only the basic rental income amount. Does not give effect to our ownership interest.
(2)	Includes vacant stores at June 30, 2003.

Properties. Set forth below is information regarding our principal shopping centers.

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 153-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the city of Buenos Aires. Alto Palermo Shopping is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown city of Buenos Aires and has nearby access from the Bulnes subway station. Alto Palermo Shopping has a total constructed area of 64,672 square meters that consists of 18,278 square meters of gross leasable area. The shopping center has a two-screen movie theatre, an entertainment center and a food court with 20 restaurants. Alto Palermo Shopping is spread out over four levels and has a 741-car pay parking. Tenants in this shopping center generated average estimated monthly retail sales of approximately Ps. 986.0 per square meter for the year ended June 30, 2003. Principal tenants currently include Frávega, Mc Donald’s, Musimundo, Garbarino and Zara.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 153-store shopping center that opened in October 1995 and is located in the highly populated neighborhood known as Avellaneda, on the southern border of the city of Buenos Aires. Alto Avellaneda has a total constructed area of 95,722 square meters that includes 26,701 square meters of gross leasable area. Alto Avellaneda includes several anchor stores, a six-screen multiplex movie theatre, a Wal-Mart superstore, an entertainment area, a bowling alley, a 19-restaurant food court and an outdoor parking lot. Wal-Mart purchased the space it now occupies. Tenants in this shopping center generated average estimated monthly retail sales of Ps. 398.0 per square meter for the year ended June 30, 2003. Principal tenants currently include Mc Donald’s, Frávega, El Bingo, Rodo and Garbarino.

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 121-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the city of Buenos Aires, within a short drive from downtown city of Buenos Aires. Paseo Alcorta has a total constructed area of approximately 78,000 square meters that consists of 14,870 square meters of gross leasable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 24-restaurant food court, a Carrefour hypermarket, and a free parking lot with approximately 1,500 spaces. Carrefour purchased the space it now occupies but it pays proportional expenses of the shopping center. Tenants in this shopping center generated average estimated monthly retail sales of Ps. 711.0 per square meter for the year ended June 30, 2003. Principal tenants currently include Cristobal Colón, McDonald’s, Kartum, Musimundo and Frávega.

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Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 180-store shopping center located in the city of Buenos Aires. Abasto Shopping is directly accessible from the Carlos Gardel subway station and is located six blocks from the Once railway terminal and a few blocks from the highway to Ezeiza International Airport. Abasto Shopping opened in November 1998. The principal building is a landmark building which during the period 1889 to 1984 operated as the primary fresh produce market for city of Buenos Aires. The property was converted into a 111,200 square meter shopping center, with approximately 40,562 square meters of gross leasable area. Abasto Shopping is located across from Torres de Abasto residential apartment development. The shopping center includes a food court with restaurants covering an area of 5,600 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the “Museo de los Niños Abasto”, a museum for children. Abasto Shopping is spread out over five levels and has a 2,500-car parking lot. Tenants in Abasto have generated estimated average monthly sales of Ps. 411.0 per square meter for the year ended June 30, 2003. Principal tenants currently include Musimundo, McDonald’s, Zara, Rodo and Hoyts Cinemas.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is a 89-store shopping center located in Recoleta, a popular tourist zone in the city of Buenos Aires a short distance from the Caesar Park and Hyatt hotels. Patio Bullrich has a total constructed area of 27,811 square meters that consists of 11,623 square meters of gross leasable area. The four-story shopping center includes a 22-restaurant food court, an entertainment area, a six-screen multiplex movie theatre and a parking lot with 228 spaces. Patio Bullrich is currently one of the most successful malls in Argentina in terms of sales per square meter, producing for tenants average estimated monthly retail sales of Ps. 805,0 per square meter for the year ended June 30, 2003. Principal tenants currently include Paula Cahen D´anvers, Cipriani Dolce, Buquebus, Cacharel Damas and Beauty Shop.

Alto Noa, Salta, Province of Salta. Alto Noa is a 92-store shopping center located in the city of Salta, the capital of the province of Salta. The shopping center consists of 31,836 square meters of total constructed area that consists of 18,876 square meters of gross leasable area and includes a 13-restaurant food court, a children’s amusement center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. Tenants have generated estimated average monthly sales of Ps. 153.0 per square meter for the year ended June 30, 2003. Principal tenants currently include Frávega, Mc Donald’s, Hoyts General Cinema, Repsol Y.P.F. and Casa Lozano S.A.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design Center is a 59-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. APSA owns Buenos Aires Design through a 51% interest in Emprendimientos Recoleta, which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta. Buenos Aires Design has a total constructed area of 22,790 square meters that consists of 14,343 square meters of gross leasable area. The shopping center has 11 restaurants, is divided into two floors and has a 178-car parking lot. Tenants in this shopping have generated estimated average monthly sales of Ps. 212.0 per square meter for the year ended June 30, 2003. Principal tenants currently include Vivendi, Bazar Geo, Iluminación Agüero, Hard Rock Café and Morph.

Mendoza Plaza, Mendoza, Province of Mendoza. Mendoza Plaza is a 139-store shopping center located in the city of Mendoza in the province of Mendoza. It consists of 37,152 square meters of gross leasable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,515 square meters with ten screens, the Chilean department store Falabella, a food court with 15 restaurants, an entertainment center and a supermarket which is also a tenant. The monthly rental average of the leaser is estimated in Ps. 248.0 by square meters for the year ended June 30, 2003. It is owned through APSA’s 18.9% interest in Pérez Cuesta.

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Tarjeta Shopping. Tarjeta Shopping is a non-banking credit card issued by Tarshop, a limited purpose credit-card company not affiliated to any financial entity. Tarshop generates credit card accounts to encourage customers to purchase goods and services at our shopping malls. Tarjeta Shopping is currently accepted at five shopping malls and an extensive network of supermarkets and stores.

At June 30, 2003 Tarshop recorded total assets of approximately Ps.34.6 million and a net worth of Ps.4.1 million. During the year ended June 30, 2003 total net sales of Tarshop amounted to Ps.24.9 million, representing approximately 21.08% of APSA’s net sales for the period and recorded a net loss of Ps. 4.3 million. At June 30, 2003 Tarshop had approximately Ps.46.4 million in credit card accounts receivable, including the securitized portfolio, compared to Ps.70.0 million at June 30, 2001.

Sales and development properties; Undeveloped parcels of land

Residential development properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In residential communities, we acquire vacant land, develop the infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as areas for shopping in the area of the residential developments. In fiscal 2003 net sales from the sales and developments sector fell to Ps.47.2 million, compared to Ps.54.4 million in fiscal 2002. The fall of the dollar during fiscal 2003, the uncertainty generated in relation to the exchange rate and the low level of interest rates in the developed nations has encouraged the public to invest in secure assets such as real estate. In spite of the limited stock of property we had available for sale, given the interruption months earlier of the launch of new developments, the factors mentioned have benefited our sales in this sector, allowing us to complete the sale of several projects. This reduction has mainly been due to the reduced stock of units available for sale at present as a result of the halting of new development launches several quarters back, a decision that was based on the sharp fall in aggregate demand.

Construction and renovation works on our residential development properties is currently performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. We enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction including architectural design are performed by third parties.

Prior to the commencement of construction of a residential project, we conduct an advertising program that continues after the launching of the sales of the units. In addition, we have showcased some of our renovation projects through Casa FOA, a highly visited fundraising exhibition where architects and designers display their work. This exhibition has wide public appeal and has been a successful marketing tool for us.

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The following table shows certain information and gives an overview regarding our sales and development properties:

Development Properties

	Date of acquisition	Estimated/ Actual cost (Ps.000) (1)	Area destined for sales (m2) (2)	Total units or lots (3)	Percentage constructed	Percentage sold (4)	Accumulated sales (Ps. 000) (5)	Accumulated sales for fiscal year ended June 30 (6) (Ps. 000)			Book Value (7) (Proportionalvalue) (Ps. 000)
								03 (Ps. 000)	02 (Ps. 000)	01 (Ps. 000)
Appartment Complexes
Torres Jardín	7/18/96	56,579	32,244	490	100%	98%	70.028	161	2,064	5,259	245
Torres de Abasto (8)	7/17/94	74,810	35,630	545	100%	99%	109,245	462	—	—	555
Palacio Alcorta	5/20/93	75,811	25,555	191	100%	100%	76,582	—	607	—	—
Concepción Arenal	12/20/96	15,069	6,913	70	100%	99%	11,617	100	363	3,754	42
Alto Palermo Park (9)	11/18/97	35,956	10,488	73	100%	100%	47,467	5,305	14,713	(1,790)	—
Other (10)		50,196	23,900	184	100%	99%	56,976	3,989	2,756	2,843	306

Subtotal		308,421	134,730	1,553	N/A	N/A	371,915	10,017	20,503	10,066	1,148

Reseidential Communities
Abril/Baldovinos (11)	1/3/95	130,955	1,408,905	1,273	100%	92%	202,185	14,161	15,086	40,769	11,219
Villa Celina I, II y III	5/26/92	4,742	75,970	219	100%	99%	13,952	28	(52)	7	43
Villa Celina IV y V	12/17/97	2,450	58,480	181	100%	99%	9,482	—	136	2,902	10

Subtotal		138,147	1,543,355	1,673	N/A	N/A	225,619	14,189	15,170	43,678	11,272

Land Reserves
Dique 3 (12)	9/9/99		10,474		0%	0%	—	—	—	—	25,973
Puerto Retiro (9)	5/18/97		82,051		0%	0%	—	—	—	—	46,257
Caballito	11/3/97		20,968		0%	0%	—	—	—	—	13,616
Santa María del Plata	7/10/97		715,952		0%	0%	—	—	—	—	124,594
Pereiraola (11)	12/16/96		1,299,630		0%	0%	—	—	—	—	21,875
Monserrat (9)	11/18/97		3,400		0%	100%	5,518	—	—	1,803	—
Dique 4 (ex Soc del Dique)	12/2/97		4,653		0%	50%	12,310	—	—	12,310	6,160
Other (13)			4,439,447		0%	—	—	—	—	—	131,306
Subtotal			6,576,575		N/A	N/A	17,828	—	—	14,113	369,781

Other
Hotel Piscis	9/30/02	5,231	—	1	100%	100%	9,912	9,912	—	—	—
Sarmiento 580	1/12/94	11,691	2,635	14	100%	100%	10,837	—	—	10,837	—
Santa Fe 1588	11/2/94	8,341	2,713	20	100%	100%	8,166	—	8,166	—	—
Rivadavia 2243/65	5/2/94	8,166	2,070	4	100%	100%	3,660	—	3,660	—	—
Libertador 498	12/20/95	7,452	2,191	3	100%	100%	5,931	2,313	3,618	—	—
Constitución 1159	6/16/94	2,314	2,430	1	100%	100%	1,988	1,988	—	—	—
Madero 1020	12/21/95	9,896	3,340	5	100%	100%	8,154	5,626	—	2,528	1,373
Madero 940	8/31/94	2,867	772	1	100%	100%	1,649	1,649	—	—	—
Other Properties (14)		82,866	45,556	264	N/A	88%	102,446	922	2,226	6,277	8,991

Subtotal		138,824	61,707	313	N/A	N/A	152,743	22,410	17,670	19,642	10,364

Subtotal		585,392	8,316,367	3,539	N/A	N/A	768,105	46,616	53,343	87,499	392,565

Interest for financing property sales								—	—	—
Management fees								625	1,033	3,295
TOTAL (15)		585,392	8,316,367	3,539	N/A	N/A	768,105	47,241	54,376	90,794	392,565

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Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation as of 02/28/03.
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only cumulative sales consolidated by the RT4 method, adjusted for inflation as of 02/28/03.
(6)	Corresponds to the Company’s sales consolidated by the RT4 method, adjusted for inflation as of 02/28/03. Excludes gross income tax deduction.
(7)	Cost of acquisition plus improvement plus activated interest, adjusted for inflation as of 2/28/03.
(8)	Through APSA S.A.
(9)	Through Inversora Bolívar S.A. (“IBSA”).
(10)	Includes the following properties: Dorrego 1916 (fully sold through our Company), República de la India 2785, Fco. Lacroze 1732, Pampa 2966 and J.M. Moreno (fully sold), Arcos 2343, Yerbal 855 through Baldovinos and Alto Palermo Plaza (fully sold) through IBSA.
(11)	Directly through our Company and indirectly through Inversora Bolívar S.A.
(12)	Through Bs As Trade & Finance S.A.
(13)	Includes the following land reserves : Torre Jardín IV, Constitución 1159, Padilla 902, and Terreno Pilar (through our Company), and Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, Benavidez plots (through Inversora Bolívar S.A.) and Alcorta plots, Neuquén, Rosario, Caballito and the Coto project (through APSA S.A.).
(14)	Includes the following properties: Sarmiento 517 (through our Company), Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6, Av. De Mayo 701, Rivadavia 2768, Serrano 250; Montevideo 1975 (Rosario) (fully sold through our Company).
(15)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 in the Consolidated Financial Statements. Excludes gross income tax deduction.

Apartment and loft buildings

In the apartment building market, we acquire undeveloped properties that are strategically located in densely populated areas of the city of Buenos Aires, particularly properties located next to shopping centers and hypermarkets or those that are to be constructed. We then develop multi-building high-rise complexes targeted towards the middle-income market which are equipped with modern comforts and services such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings in disuse that are located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them to their preferences.

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, five minutes from Abasto Shopping. The project originally included four 23-story towers directed towards the middle-income market. However, we had decided not to construct Torres Jardín IV and sell the rights to do so. Torres Jardín I, II and III have been completed and consist of 490 one, two and three bedroom residential apartments. The complex also includes 295 spaces of underground parking. During fiscal 2003 we successfully completed the sale of 100% of the units.

Torres de Abasto, City of Buenos Aires. Torres de Abasto is a 545-apartment high-rise residential apartment complex developed through APSA and is located one block from Abasto Shopping. The complex consists of three 28-story buildings and one 10-story building directed towards the middle-income market. The apartments were completed in May 1999. The complex has a swimming pool, a terrace, 24-hour security, four retail stores on the ground floor of one of the buildings and 331 underground parking spaces. During fiscal 2003 we completed the sale of this complex.

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft residential property that we converted from a former Chrysler factory located in the residential neighborhood of Palermo Chico, one of the most exclusive areas of the city of Buenos Aires, which is a ten minute drive from downtown. The loft area ranges from 60 to 271 square meters. This project is directed towards the upper-income market and it is 100% sold. Palacio Alcorta also has seven retail units and 165 parking spaces.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in north-central city of Buenos Aires. Each loft unit has a salable area of 86 square meters

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and a parking space. Lofts in this building are directed towards the middle-income market.

Alto Palermo Park, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks away from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in the building are targeted towards the upper-income market. The building is also located next to its twin, Alto Palermo Plaza. The buildings are comprised of 3 and 4-room apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto Palermo Plaza and each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included in the assets we acquired from Pérez Companc S.A. At June 30, 2003 100% of Alto Palermo Plaza had been sold.

Residential communities

In the residential communities market, we acquire extensive undeveloped properties located in suburban areas or neighborhoods near the city of Buenos Aires to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single-family homes. In these properties we build streets and roads, we arrange for the provision of basic municipal services and amenities such as open spaces, sport facilities and security. We seek to capitalize on improvements in transportation and communication around the city of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

An important factor in the trend towards living in suburban areas have been the improvements and additions to the highways Autopista Panamericana, Avenida General Paz and Acceso Oeste and the improvement in public train, subway and bus transportation since their privatization which have greatly reduced commuting time and facilitated access.

As of June 30, 2003, our residential communities for the construction of single-family homes for sale in Argentina had a total of 138,603 square meters of gross salable area in the Abril and Villa Celina IV and V, residential communities located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril, is one of our private residential communities. It is a 312-hectare property located near the city of Hudson, approximately 34 kilometers south of the city Buenos Aires. Abril is being developed into a private residential community for the construction of single-family homes directed towards the upper-middle-income market. The property plan includes 20 neighborhoods subdivided into 1,273 lots consisting of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000 square meter mansion and entertainment facilities, a bilingual school, horse stables and sports centers that were completed by the end of 1998. There is also a community shopping center that was finished in 1999. The neighborhoods have been completed and as of June 30, 2003, 90% was sold, 89 homes were under construction and 566 homes had been completed.

In March 2003 the sale took place of the 40 lots pending with Pulte for Ps.3.2 million. The payment by Pulte was made by means of the return of 27 lots for Ps.2.8 million purchased previously, the balance of Ps.0.5 million being paid in cash.

Villa Celina, Greater Buenos Aires. Villa Celina is a 400-lot residential community for the construction of single family homes located in the residential neighborhood of Villa Celina, on the southeastern edge of the city of Buenos Aires, a short distance from the intersection of the Ricchieri highway and the avenida General Paz beltway. We have been developing this property in several stages since 1994. The first three stages representing 219 lots, each measuring 347 square meters on average have been completely sold and the two last stages representing 181 lots are 99.5% sold.

Undeveloped parcels of land

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We have acquired large undeveloped properties as land reserves for the future development of office and apartment buildings, shopping centers and single-family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front parcels in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth. As of June 30, 2003, our land reserve totaled 17 properties consisting of approximately 658 hectares (excluding Rosario, Neuquén and Caballito land properties, owned by APSA).

City of Buenos Aires

Puerto Madero Dock 3. Plot “5M”, located in Dique 3, east side of Puerto Madero, comprises 20,947 square meters and is subdivided in three plots. The plots are owned by three different companies: Buenos Trade & Finance Center S.A. (“BATFCSA”), Buenos Aires Realty S.A. (“BARSA”) and Argentine Realty S.A. (“ARSA”). We own 50% of the capital stock of each of the companies, and the other 50% is owned by a company named RAGHSA S.A. (“RAGHSA”).

On August 16, 2002 the Company signed an agreement with RAGHSA for the redistribution of the 5M site. As a result of this distribution the Company now owns 100% of the capital stock of BAT&FCSA, while our 50% holding in ARSA and BARSA was transferred to RAGHSA. The redistribution of this city block has implied the division and distribution of the costs and construction commitments for the sites that had been assumed with Corporación Antiguo Puerto Madero S.A. (CAPM), the adjustment of the remaining commitments and obligations also assumed with CAPM and the exchange of the shares issued by the mentioned companies owning the plots making up the 5M site, ARSA, BARSA and BAT&FCSA, respectively.

Puerto Retiro. Puerto Retiro is an 8.3 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the transportation hub Retiro to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the city of Buenos Aires, Puerto Retiro may currently be utilized only for port activities. We have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own 66% of our subsidiary Inversora Bolívar, who owns a 50% interest in Puerto Retiro.

Santa María del Plata. Santa María del Plata is an undeveloped waterfront property located at the southern end of Puerto Madero, adjacent to the city of Buenos Aires nature reserve. Approval has been granted for the construction of 715,000 square meters. The development will be targeted at the high-income market and will include different residential projects, taking advantage of the river and related nautical activities. The plan includes three different housing concepts: high-rise apartment buildings, smaller condominiums and neighborhoods of single-family homes. Common areas for recreation, offices, and a hotel are also included. We plan to seek a partner for the development of this project. The master plan is pending final authorities approval. We currently hope to launch this project for sale at the end of fiscal year 2003.

Caballito. Caballito is a 2.1 hectare undeveloped property located in the residential neighborhood of Caballito in the city of Buenos Aires. We are considering several alternatives for this property including the development of residential apartment complexes or the sale of this property as it is. Zoning approvals for the development of residential apartments have been obtained. As the plan has not been decided, we do not have an estimated cost and financing method for it.

Caballito, Ferro Project. It is a property of approximately 25,539 square meters in the neighborhood of Caballito, in the city of Buenos Aires, which was acquired by APSA in October 1998. APSA currently plans to utilize the property to build a shopping center similar to Alto Palermo Shopping but at present, municipal

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zoning regulations do not permit the construction of shopping centers in the said property. APSA is analysing the way to get authorization to develop a shopping center. There can be no assurance that APSA will actually be able to develop this project.

Alcorta Plaza. On June 29, 2001, APSA acquired a plot of land located in Figueroa Alcorta avenue, in front of Paseo Alcorta Shopping for US$ 4.7 million. This land is located in the neighborhood of Palermo Chico in the city of Buenos Aires. We are in the process of defining the commercial project to be carried out, which could consist of an office and/or residential property.

Cruceros, Dique 2. This is a unique project in Puerto Madero. This residential block of 6,400 square meters will be built alongside the “Edificios Costeros” office buildings. It is aimed at the high-income segment and all condominium areas have spectacular views of the river. It will be partially financed by means of the advance sale of apartments. the project is at an advanced stage, and sales are expected to start in the next few months.

San Martin de Tours. In March 2003 we signed a contract for the purchase of a site on Calle San Martin de Tours in the Barrio Parque district, the most exclusive residential zone in the city of Buenos Aires. An advance of US$80,000 was paid on the exchange of contracts, and when the deeds were transferred a further US$230,000 were paid. In addition, at that moment a mortgage was set up in favor of Providence for US$750,000 in guarantee of 25% of the functional units that IRSA must deliver when the building is completed. IRSA plans to build a high-quality “house-type” residence complex unlike other property available. It will be financed out of working capital and is aimed at the high-income segment.

Greater Buenos Aires

Pereiraola, Hudson. We own an 83% interest in Pereiraola S.A., a company, whose principal asset is a 130 hectare undeveloped property adjacent to Abril. We intend to use this property to develop a private community for the construction of single-family homes targeted at the middle-income market. We have obtained the pertinent municipal building permits. We have not yet established the costs and financing method for this proposed project.

Benavídez, Tigre. Benavídez is a 99.8 hectare undeveloped land reserve property located in Tigre, 35 kilometers to the north of downtown of the city of Buenos Aires. The property is easily accessible due to its proximity to Panamericana Highway. We are considering several alternatives for this property including the development of a residential community or the sale of this property as it is and, therefore, we do not have a cost estimate nor a financing plan.

Pilar. Pilar is a 74.0 hectare undeveloped land reserve property located close to the city of Pilar, 55 kilometers to the northwest of downtown of the city of Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte. The Pilar area is one of the most rapidly developing areas of the country. We are considering several alternatives for this property including the development of a residential community or the sale of this property as it is and, therefore, we do not have a cost estimate nor a financing plan.

Other undeveloped parcels of land in the city of Buenos Aires

Our land reserve property portfolio also includes nine land reserve properties located in Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The principal properties include Puerto Madero Dock 4 “block 1M” and Merlo.

Other provinces

Rosario Project, city of Rosario, Province of Santa Fe. On August 25, 1998, together with Coto our

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subsidiary APSA acquired a 213,372 square meter development property located in the city of Rosario, the third largest city in Argentina in terms of population.

On December 17 we acquired title to our part of the property, on which we propose to build the residential complex. On the rest of the site, which is owned 56% by us and 44% by Coto, we propose to build the shopping mall.

The proposed project is composed of two parts. The first part involves the construction of a shopping center with approximately 20,000 square meters of gross leasable area and an entertainment complex, consisting of approximately 21,000 square meters, that is currently expected to include a science museum, a railroad museum, a convention center, a restaurant area and an outside entertainment area. The second part involves the construction of a high-rise 1,200 apartment residential complex consisting of nine towers. APSA paid US$ 17,5 million (net of expenses at the end) for the 66,67% of the property.

At present, the estimated cost of the first part of the project is approximately Ps. 15.0 million.

Ownership of the land acquired is subject to compliance with a construction schedule that lays down that ground should be broken on the shopping mall complex in March 2004. The Company plans to bring this date forward to the end of 2003, however.

Neuquén Project, Province of Neuquén. On July 6, 1999, our subsidiary APSA acquired a 94.6% interest in Shopping Neuquén S.A. for Ps. 4.2 million. Shopping Neuquén is owner of a plot of land of aproximately 50,000 square meters in Neuquén City, which have the pre-aproved for the construction of a shoppng center. APSA paid Ps. 0.9 million on September 1, 1999, the remaining Ps. 3.3 was scheduled to be payable on the earlier of the opening of the shopping center and July 5, 2001.

Shopping Neuquén’s sole asset comprises of a piece of land of approximately 50,000 square meters with preliminary governmental approval for construction of a shopping center on the site. The project contemplates construction of a shopping center with 135 stores, a hypermarket, a multiplex movie theater and a hotel. The total cost for APSA is currently estimated to be approximately Ps. 20.0 million and will be financed with working capital and additional bank loans.

In June, 2001, Shopping Neuquén filed a request with the municipality of Neuquén for extension of the original construction timetable and for authorization to sell part of the land to third parties for the construction by them of the property that they will develop. The proposed new timetable contemplates that the construction of the first stage would start on December 15, 2002 and would finish on December 31, 2004. The second optional stage would be finished on December 31, 2006.

The extension should be approved by the City Council of the Province of Neuquén, which is the municipal legislative body. On December 20, 2002, the Municipality of Neuquén rejected our request for a readjustment of the terms and the transfer of the plots, and declared the expiration of ordinance 5178/91, annulling the purchase contracts for the real estate that had been transferred to us previously.

In view of this situation, Shopping Neuquén S.A. requested the revocation of this administrative act, however, the revocation was rejected by the Municipal Mayor on 9 May 2003 through decree 585/03.

Subsequently, in June 2003, Shopping Neuquén S.A. lodged a remedy before the Higher Court of the Province of Neuquén, requesting the annulment of the above resolutions issued by the Mayor. At the date of this report, the Neuquén Higher Court has not yet issued a decision regarding our remedy.

If the extension is not approved, the Municipality of Neuquén could request the reconveyance of the real estate previously sold by it, in which case Shopping Neuquén runs the risk of not recovering its initial investment.

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Furthermore, on 15 August 2003 we were informed that 85.75% of the old shareholders of Shopping Neuquén have filed a complaint against us, claiming collection of a price balance of US$ 3.0 million plus interest and legal costs. At the date of this report, the Company is filing a formal plea to this complaint.

Hotels

At the end of the 1997 fiscal year, we acquired the Hotel Llao Llao, our first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, we acquired an indirect 50% interest in the Hotel Inter-Continental in Buenos Aires which we own through our subsidiary Inversora Bolívar. In March 1998, we acquired the Hotel Libertador. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A.C. (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton group.

The following chart shows certain information regarding our luxury hotels:

Consolidated Hotels

Hotel	Date of acquisition	Number of rooms	Average occupancy % (1)	Avg. Price per room Ps. (2)	Accumulated sales as of June 30, (Ps. 000) (3)			Book value as of June 30, 2003 (Ps. 000)
					2003	2002	2001
Inter-Continental	11/97	312	54	235	22,297	23,558	36,894	57,177
Sheraton Libertador	3/98	200	52	204	11,529	15,237	22,592	39,890
Hotel Piscis (4)	9/02	—	—	—	334	—	—	—

Total		512	51	223	34,160	38,795	59,486	97,067

Non Consolidated Hotels

Hotel	Date of Acquisition	Number of rooms	Average occupancy % (1)	Avg. Price per room Ps. (2)	Accumulated sales as of June 30, (Ps. 000) (5)			Book value as of June 30, 2003 (6) (Ps. 000)
					2003	2002	2001
Llao Llao	6/97	158	64	424	23,000	18,398	18,998	13,387

Total (7)		670	55	270	57,160	57,193	78,484	110,454

Notes:

(1)	Accumulated average in the Fiscal Year.
(2)	Accumulated average in the Fiscal Year.
(3)	Corresponds to our total sales consolidated under the traditional method adjusted by inflation as of 02/28/03.
(4)	The Piscis Hotel was sold on March 19, 2003. See table “Sales and Developments”.
(5)	Although Llao Llao Hotel’s sales are no longer consolidated, we consider it is relevant to include them. It does not represent IRSA’s effective participation.
(6)	The book value represents the value of our investment.
(7)	It includes the total consolidated hotels plus Llao Llao, which is no longer consolidated.

Hotel Llao Llao, San Carlos de Bariloche, Province of Río Negro. Hotel Llao Llao is located on the Llao Llao península, 25 kilometers from the city of San Carlos de Bariloche, and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993. The building has a total constructed surface area of 15,000 square meters, 147 rooms and 14 suites. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room

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and swimming pool. The hotel is a member of The Leading Hotels of the World and is currently being managed by Compañía de Servicios Hoteleros S.A. which manages the Hotel Alvear, a luxury hotel located in the Recoleta neighborhood of the city of Buenos Aires.

Hotel Inter-Continental, city of Buenos Aires. Hotel Inter-Continental is located in the downtown city of Buenos Aires neighborhood of Monserrat, adjacent to the Inter-Continental Plaza office building. This property was also a part of the acquisition of Old Alto Palermo from Pérez Companc. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 569 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facilities with swimming pool. The hotel was completed in December 1994 and has 314 rooms. The hotel is managed by the Inter-Continental Hotels Corporation, a United States Corporation.

Hotel Sheraton Libertador, city of Buenos Aires. Hotel Sheraton Libertador is located in downtown city of Buenos Aires at the corner of the streets Córdoba and Maipú, one block from Galerías Pacífico. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$ 4.7 million to Hoteles Sheraton de Argentina. The hotel is managed by Sheraton Overseas Management Corporation.

Hotel Piscis and Valle de Las Leñas. On 18 March 2003 we sold Hotel Piscis and 31% of the share capital and convertible negotiable bonds of Valle de Las Leñas S.A., which had been purchased eight months previously. Valle de Las Leñas is the operator of one of the leading Argentine ski resorts and Hotel Piscis is a five-star hotel located in this tourist resort. The stock was sold for US$ 6.5 million and the hotel was sold for US$ 3.2 million. This transaction represents an extraordinary profit of US$ 5.9 million.

Technology investments in Latin America

Latin American Econetworks N.V.

In July 2000, together with Divine InterVentures, Inc., Dolphin Fund Plc (formerly Quantum Dolphin Plc) and Catanzaro Holding B.V., we formed Latin American Econetworks N.V., a holding company organized in the Netherlands Antilles (“LAE”). LAE was conceived as a developer of software, technology and Internet-related information network for the technology service suppliers. In connection with the formation, an 11.2% interest in the holding company was issued to us in exchange for US$ 5.3 million in cash.

On November 7, 2001, we sold our ownership in Latin American Econetworks for US$ 5.2 million.

IRSA Telecomunicaciones N.V.

In the fourth quarter of fiscal year 2000, we had invested US$ 3.0 million, -in the form of irrevocable capital contributions-, into two unrelated companies, namely, Red Alternativa, a provider of satellite capacity to Internet service providers, and Alternativa Gratis, an Internet service provider (the “Companies”). At that date, the Companies were development stage companies with no significant operations. Between July 2000 and August 2000, we, together with Dolphin Fund Plc (formerly Quantum Dolphin Plc), increased our respective investments in the Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) we formed IRSA Telecomunicaciones N.V. (“ITNV”), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies and (ii) Dolphin Fund Plc (formerly Quantum Dolphin Plc), the previous majority shareholder of the Companies and us contributed our respective ownership interest in the Companies into ITNV in exchange for shares of common stock of ITNV. As a result of the reorganization, the Companies are now wholly owned subsidiaries of ITNV. Following the reorganization, we held a 49.36% interest in ITNV and Dolphin Fund Plc. held a 20,13% interest.

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On December 27, 2000, the shareholders of ITNV entered into a shareholders agreement with new investors in ITNV, namely Quantum Industrial Partners LDC and SFM Domestic Investment LLC, under which such new investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the shareholders agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$ 6.0 million by 2,627,179 preferred shares. On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders’ outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; in both cases plus any accrued or declared but unpaid dividends.

Altocity.Com

Altocity.Com, is a company engaged in delivering e-commerce services providing customers with the information necessary to make personalized online buying decisions and giving retailers the ability to reach a large customer base. Altocity.Com, is a wholly owned subsidiary of E-Commerce Latina S.A., (“E-Commerce Latina”), an Internet venture between APSA and Telefónica de Argentina S.A. (“Telefónica”), where each of them have a 50% interest. Previously, APSA’s partner in the venture was Telinver S.A., a wholly owned subsidiary of Telefónica; but on April 27, 2001, Telinver notified APSA that it had transferred its holdings in E-commerce Latina to Telefónica.

Altocity.Com’s goal is to make the shopping experience informed, quick, interactive and personalized. Altocity.Com primarily derives its revenues from sales of products on its website and to a lesser extent from sales of advertising and sponsorships and a fixed amount charged to retailers.

Altocity.Com began operating its web site on June 1, 2000, and by June 30, 2002, had more than 30,000 registered users. The site offers a product supply of approximately 320,000 items from over 66 retailers that are classified into 16 categories such as apparel, books, music and home appliances. The site’s “url address” www.altocity.com, is visited monthly by approximately 139.809 visitors on average.

In connection with the formation of E-Commerce Latina, on December 15, 1999, APSA entered into a shareholders’ agreement with Telinver. On April 27, 2001, Telinver notified APSA that it had assigned that agreement to Telefónica. Pursuant to the shareholders agreement, Telinver contributed to E-Commerce Latina US$ 5 million upon execution, and an additional US$ 5.0 million on June 15, 2000 in return for its 50% ownership position. APSA contributed intellectual property rights in exchange for its 50% ownership interest. APSA and Telinver made additional capital contributions of US$ 5 million each, during April 2001, and agreed to make optional capital contributions to be approved by E-Commerce Latina’s board of directors of up to US$ 12.0 million to develop new lines of business, of which 75% is to be contributed by Telinver and 25% is to be contributed by APSA.

The shareholders’ agreement also sets forth the rights and obligations of each party over the operation of E-commerce Latina. The significant provisions of the shareholders agreement include:

- our obligation to remain as APSA’s controlling shareholder and of Grupo Telefónica to control Telinver or any successor;

- the determination of the election of the members of the board of directors;

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- terms for notices of the shareholders meetings; and

- certain restrictions on transfers of shares for the first two years, and thereafter reciprocal first refusal and “tag along” rights.

Policies with respect to certain activities

The following is a discussion of our investment objectives and policies, financing policies and policies with respect to certain other activities. These policies may be amended or revised from time to time at the discretion of our board of directors without the approval of our stockholders.

Investment objectives and policies

We intend to achieve our objectives by means of:

•	the acquisition and development of residential property, mainly for sale ;

•	the purchase, development and exploitation of office buildings and retailing premises not constituting shopping centers, mainly for rental purposes;

•	the purchase, development and exploitation of shopping centers;

•	the purchase and exploitation of luxury hotels; and

•	the purchase of undeveloped land stocks for their future development or sale.

Our strategy consists of increasing the flow of funds and revenue and the value of the Company’s assets by constantly expanding our diversified property and asset portfolio through the purchase, development and operation of property, alone or with partners, in all segments of our commercial activity.

We are able to alter our current policy in any of these areas without requiring shareholder approval.

Over the course of the last three years, office and retail store rental have been our main activities, with the acquisition and development of residential properties for sale and the exploitation of luxury hotels being secondary activities, in view of the economic recession. We have not acquired undeveloped land reserves during this period.

In future we expect to continue to concentrate on office and retail store rental as our main activities, while we estimate that we will not continue with the development of residential property for sale until there are clear signs of a recovery in the Argentine economy.

Historically, the purchase of undeveloped land reserves has been the only activity in which the principal objective was to obtain capital gains, while the remaining segments of our Company have been income-generating activities. However, in the past we have sold, and expect to continue to sell, properties belonging to other segments of the Company, with the aim of realizing capital gains.

We grant mortgage loans to stimulate the sale of units belonging to our development. Most of this mortgage portfolio was sold in December 2001, but we have granted a small number of new loans subsequent to that date.

We are able to purchase rental property as long-term investments, or sell such property, in part or in full, when the circumstances advise it.. We are also able to purchase property for development or sell such property, in part or in full, when the circumstances advise it. We do not have a specific policy regarding the terms for holding our properties, and may dispose of them entirely or in part at the most appropriate moment. We have participated -and may continue to do so- in the real estate business through subsidiaries or with other Argentine

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or foreign entities in the ownership of properties, through strategic alliances or other shared ownership companies that we may or may not control. At present we are contemplating the possibility of acquiring additional properties within Argentina.

In the past we have not invested in mortgage portfolios or sold or transferred to third parties the mortgage loans under the financing programs for purchasers of units in our developments. However, as a result of the recent development of the legal framework for the secondary mortgage market in Argentina, we cannot assure that we will not participate in such operations in future.

We have in the past, and may in future, securitize loans to third parties in relation to their real estate transactions.

Financing Policies

In the past we have obtained financing by means of share offerings, the use of fixed and variable rate debt instruments and short-term credit lines. We may in future incur additional indebtedness whenever the Board considers it appropriate. Management expects that additional financing could be necessary, and will be obtained through a combination of the methods listed above or through other types of financing, such as mortgages and the issue of debt instruments backed by assets. See “Operating and Financial Review and Outlook - Liquidity and Capital Resources”.

Other Policies

We have issued and may issue in future senior debt securities. See “Operating and Financial Review and Outlook - Liquidity and Capital Resources”. We may also invest in debt securities or shares in other entities not involved in real estate. In the last four years we have not issued securities in exchange for property. Between the months of January and March 1999, we purchased 2,432,932 of the Company’s outstanding shares, and between May and October 2000 we acquired 20,729,472 of our own shares. Shareholders’ meetings held on October 28, 199 and October 30, 2000 approved the distribution of these shares. On addition, between November 2000 and January 2001 we acquired 4,587,285 Company shares, which were distributed as decided by the shareholders’ meeting held on November 5, 2002. Currently we have no plans to repurchase own shares, unless it is determined to be beneficial to our shareholders, and as long as the market conditions guarantee such an action in the context of that allowed by by-laws, legislation and applicable regulations.

Dividend Policy

Under Argentine legislation, the distribution and payment of dividends to shareholders is valid only if they arise from liquid realized results of the company as determined from annual financial statements approved by the shareholders. The Board of Directors may declare interim dividends, in which case each Board member and member of the Surveillance Committee will be severally responsible for the return of such dividends if at the end of the fiscal year in which such interim dividends were paid the realized liquid profits were to be insufficient to allow the payment of such dividends. The approval, amount and payment of dividends are subject to the approval of our shareholders at our annual general meeting. Dividend approval requires the affirmative vote of most of the shares with voting rights at the annual general meeting. In view of their ability to exercise significant influence over the selection of Board members, our principal shareholders have the power to control the declaration, amount and payment of dividends, subject to Argentine legislation and Company by-laws.

The Board submits the annual report and balance sheet of the Company for the previous fiscal year together with the reports from the Surveillance Committee for the approval of the annual general meeting of shareholders. The annual ordinary shareholders’ meeting called to approve the annual report and financial statements and to determine the distribution of the Company’s net income for the year must be held prior to October 30 each year. In accordance with Argentine law and our bylaws, liquidated and realized profits for

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each fiscal year are distributed as follows:

- 5% of such net profits are allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

- a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our supervisory committee; and

- dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders’ meeting determines are distributed.

According rules issued by the Argentine Comisión Nacional de Valores, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered within three months of the holding of the annual general meeting that were to have approved them.

If and when our Company declares and pays dividends on its ordinary shares, the holders of global share certificates in the Company, each representing the right to receive 10 ordinary shares (the “GDS”) at the corresponding registration date shall have the right to receive the dividends due on the ordinary shares underlying the GDS subject to the term of the Modified and Ordered Deposit Contract dated December 12, 1994 signed between our Company, The Bank of New York and the eventual holders of the GDSs. Cash dividends are to be paid in pesos, and except in certain circumstances they will be converted by the Depository into dollars at the rate of exchange in force at the date of conversion and shall be paid to the holders of the GDSs net of any commission on the distribution of dividends, costs and conversion charges, taxes and official dues.

In the past, we paid dividends in cash and stock that averaged Ps. 0.11 per share. At our shareholders’ meeting which was held on October 30, 2000, our shareholders approved the distribution of 20,729,472 treasury shares to be distributed pro rata among our shareholders.

During the fiscal year ended June 30, 2001, we suffered a loss of Ps. 59.9 millions. Consequently, in order to maintain adequate liquidity levels, to reduce our outstanding debt and our financial burden, we did not pay any cash dividends.

The following table sets forth the dividend payout ratio and the amounts of total dividends paid on each fully paid share common stock in respect of the year indicated. Amounts in Pesos are presented in historical Pesos of the respective payment dates. See “Exchange Rates”.

During fiscal year 2002 the Company reported a loss of Ps. 539.1 million. Consequently, we maintain our policy not to distribute cash dividends. However, the shareholders’ meeting held on 5 November 2002 resolved the distribution of a total of 4,587,285 treasury shares (purchased at an average approximate price of Ps. 2.15 per share) prorated and in proportion to the corresponding shareholdings.

During fiscal year 2003 the Company reported a profit of Ps. 286.4 million, although owing to the restrictions arising from our debt instruments we are prevented from distributing dividends.

The table that follows presents the dividend payment ratio and the total amount of dividends paid for each fully paid-in common share during the year under review. Figures in Pesos are stated in historical Pesos at the corresponding. See “Exchange Rate”.

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Payments (1)
Year declared	Cash dividends	Stock dividends	Total per share
	(Pesos)	(Pesos)	(Pesos)
1995	0.094	0.06	0.154
1996	0.092	—	0.092
1997	0.110	—	0.110
1998	0.060	0.05	0.110
1999	0.076	0.04	0.116
2000	—	0.20	0.204
2001	—	—	—
2002	—	—	—

(1)	Corresponds to per share payments. To calculate the dividends paid per GDS, the payment per share should be multiplied by ten.

In accordance with certain obligations assumed by our Company, there are limitations on the dividends that we can distribute. Under the syndicated loan contract for US$51 million, neither our Company nor its subsidiaries shall be able to pay dividends or make any distribution or repurchase of debt or shares except for restricted payments from our subsidiaries to our Company. Restricted payments shall be able to be made as long as no event of default were to have taken place and none were to take place as a consequence thereof, and as long as no financial covenants were to have been violated in the immediately preceding calculation period.

The supplementary Fourth Trust Fund Agreement that governs the terms of the issue of the Negotiable Bonds for US$ 37.4 million contains the same restrictions on the payment of dividends, although limited to the existence of outstanding negotiable bonds.

All though we expect to distribute cash dividends in future, we cannot assure that we will be in a position to do so.

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SUBSEQUENT EVENTS

The following events have taken place subsequent to June 30, 2003, the year-end closing date:

Sale of 3 floors at Madero 1020. The deed of sale of the three floors in the office building at Madero 1020 was signed on 22 August 2003. This sale involved a total surface area of 2,018 m2 and fetched US$ 1,650,000, at an average price of US$ 818 per m2.

Substitution of Real Estate Guarantee. In August 2003 the mortgage that had been provided as security for the Secured Negotiable Bonds worth US$ 37.4 million at a floating rate and maturing in 2009 was replaced with other mortgages. These Negotiable Bonds are secured by a first mortgage equivalent to 50% of the debt initially backed with some of our real estate, and in August 2003 it was replaced by first mortgages drawn out on the following properties: Puerto del Centro (Cossentini 340), Prourban (Avda. Del Libertador 450, 18th floor) and Laminar Plaza;

Prepayment of US$ 16 million on debt held. On 23 July 2003 we prepaid US$ 16 million of our Syndicated Loan from HSBC Bank Argentina S.A. (Loan Agreement US$ 51,000,000) expiring in November 2009. This transaction involved a total of US$ 10.9 million, which represents 68% of the nominal value of the debt, and the granting of a discount of US$ 5.1 million. This buy-back was carried out in accordance with the procedure established in the Syndicated Loan Agreement.

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Selected Consolidated Financial and Operating Information

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the years indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements.

	As of and for the year ended June 30, (1)
	2003	2002
	$	$
Sales	212,935	137,640
Costs	(142,950)	(84,093)
Gross profit	69,985	53,547
Selling expenses	(25,583)	(11,281)
Administrative expenses	(41,725)	(32,057)
Loss on purchasers rescissions of sales contracts	9	—
(Loss) in credit card trust	(4,077)	—
(Loss) gain from operations and holdings of real estate assets, net	11,053	(46,840)
Operating income	9,662	(36,631)
Goodwill depreciation	(6,631)	—
Financial results, net	325,899	(497,560)
Net loss in equity investments	(12,877)	102
Other income (expenses), net	2,875	(4,857)
Minority interest	(33,889)	4,931
Income tax and asset tax	1,406	(5,099)
Net (loss) income	286,445	(539,114)
Net (loss) income per share	1,37	(2,60)
Net (loss) income per GDS	0,137	(0,26)
Net (loss) income per share diluted	0,57	(2,60)
Net (loss) income per GDS diluted	0,057	(0,26)

BALANCE SHEET DATA

Cash and current investments	226,287	69,251
Inventories	23,342	79,432
Mortgages and leases receivable, net	38,371	17,012
Total current assets	288,603	153,170
Non-current investments	433,760	594,865
Fixed assets, net	1,197,521	380,703
Total assets	2,052,964	1,292,704
Short-term debt (2)	96,159	635,533
Total current liabilities	172,458	681,029
Long-term debt (3)	592,104	975
Total non-current liabilities	629,988	4,061
Shareholders’ equity	809,186	522,720

OTHER FINANCIAL DATA

EBITDA(4)	93,006	62,801
Depreciation and amortization	78,784	23,635
Capital expenditures(5)	52,329	86,077
Net cash provided by (used in):
Operating activities	87,058	53,178
Investing activities	(37,479)	(19,637)
Financing activities	109,386	(42,551)

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(1)	In thousands of constant Argentine Pesos of June 30, 2003, except for ratios and weighted average number of shares outstanding. Sums may not total due to rounding.
(2)	Includes short-term loans, the current mortgages payable and the current portion of the seller financing.
(3)	Includes long-term loans, non-current mortgages payable and the non-current portion of the seller financing.
(4)	EBITDA is net income plus, when previously deducted, expenses for consolidated interest, consolidated income tax, consolidated depreciation, consolidated amortization of intangibles and losses derived from operations and holdings of real estate and other non-monetary items that reduce or increase net income, plus cash dividends received from non-consolidated subsidiaries less any income derived from the valuation of investments in affiliated companies using the equity method of accounting and minority interests. EBITDA should not be considered as an alternative to (i) net income as an indicator of the Company’s operating return, or (ii) the flow of funds of the operating activities of our Company, as an indicator of liquidity. Does not include income from subsidiaries.
(5)	Includes the purchase of inventories, fixed assets and long-term investments.

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Management’s Discussion and Analysis

of Financial Condition and Results of Operations

The following analysis should be read together with the Company’s consolidated financial statements and their notes. For the purposes of the following analysis we have considered “Audited Consolidated Financial statements” to be our audited consolidated financial statements and notes corresponding to the fiscal years ended June 30, 2003 and 2002.

Fluctuation of results

Income from the rental of offices and retail stores and the sale of development property constitute our two main sources of income. Past results from the operations of our Company have varied in different periods as a result of the opportunities existing at the time for the sale of property. It cannot be assured that our results will not continue to be influenced by the occasional sale of property.

Consolidation

The consolidated financial statements were prepared in accordance with the procedure established in Technical Resolution No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.), which calls for the consolidation of every line in the Balance Sheet as at 30 June 2003 and 2002 of IRSA Inversiones y Representaciones Sociedad Anónima, the Statement of Income and Statement of Changes in Financial Position for the twelve-month periods ending on those dates, with the financial statements of the companies in which it possesses direct or indirect decisive voting power.

Balances and significant transactions with controlled companies have been eliminated in the consolidation.

As a result of the consolidation with the related company Alto Palermo S.A. referred to earlier, as from the beginning of the present financial year the Company has ceased to apply the proportional consolidation method in the preparation of its financial statements. Consequently, the pertinent modifications have been made to the figures originally presented as at 30 June 2002, in order to present them comparatively with the figures as at June 30 2003.

The financial statements have been stated in constant currency, taking into account the full impact of inflation up until 31 August 1995. As from that date and in accordance with prevailing professional accounting standards and the requirements of the pertinent control bodies, financial statements are no longer restated up until 31 December 2001. As from 1 January 2002 and in accordance with professional accounting standards, inflation adjustments have been resumed, taking into account that accounting measurements restated considering the changes in currency purchasing power up until 31 August 1995, and those originating between that date and 31 December 2001, have been restated in the currency prevailing at this last date.

On 25 March 2003, the National Executive issued Decree N° 664 which establishes that financial statements corresponding to financial years ending after that date must be stated in nominal currency. As a result, and pursuant to Resolution N° 441 issued by the National Securities Commission, the Company ceased to restate its financial statements as from 1 March 2003. This criterion is not in line with prevailing professional accounting standards. However, at 30 June 2003, this deviation has not had a significant impact on the financial statements.

Accounting items contained in the current financial statements have been restated according to the Domestic Wholesale Price Index published by the National Statistics and Census Institute (INDEC).

Revenue recognition

We primarily derive our revenues from domestic and international office and shopping center leases and services operations, the development and sale of properties, hotel operations and to a lesser extent, from e-commerce activities. The proportionate consolidation method has not been used for balance sheet and cash flows purposes. This section reflects our revenue recognition policies and those of our controlled and jointly-

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controlled subsidiaries. All revenues are stated net of taxes levied on sales.

Development and sale of properties. We generally enter into purchase and sale agreements with purchasers of units in our residential development properties prior to the commencement of construction. Pursuant to this practice, we initiate our marketing and sales efforts on the basis of already-commissioned architectural designs and model units. As a general rule, purchasers pay a booking charge for the units and subsequently enter into fixed price purchase and sale agreements by advancing us approximately 5% of the purchase price and agreeing to advance an additional 20% of the purchase price in equal installments over an agreed upon construction period. The balance of the purchase price is due upon delivery of the constructed and completed unit.

Construction of such residential development properties is done pursuant to “turn-key” contracts with major Argentine and South American construction companies that provide for construction to be completed within a prescribed period and budget, subject to customary exceptions.

We record revenue from the sale of properties when all of the following criteria are met:

- the sale has been consummated;

- we have determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

- our receivable is not subject to future subordination; and

- we have transferred to the buyer the risk of ownership, and do not have a continuing involvement in the property.

We use the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e., the estimated costs of completion) in connection with sales of properties / units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Under this method of accounting, revenues for work completed may be recognized in the statement of income prior to the period in which actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as is more common for us, where property unit purchasers pay us an advance down-payment and monthly cash installments prior to the commencement of construction, a liability is recorded. This is recorded as a customer advance in the financial statements.

Leases and services from office and other buildings. Leases with tenants are accounted for as operating leases. Tenants are charged a base rent on a monthly basis. Rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the consolidated balance sheets.

Leases and services from shopping center operations. Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent and (ii) a specified percentage of the tenant’s monthly gross retail sales which generally ranges between 4% and 8% of tenant’s gross sales. Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the consolidated balance sheets.

Certain lease agreements contain provisions which provide for rents based on a percentage of sales or

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based on a percentage of sales volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, our lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

We also charge our tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

Credit card operations. Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

Hotel operations. We recognize revenues from our rooms, catering, and restaurant facilities as earned on the close of business each day.

International operations. On February 28, 2002, we sold all of our 49.3% interest in Brazil Realty, a company operating in Brazil, whose business primarily comprises the same type of operations conducted by us in Argentina.

All revenues are state net of taxes levied on sales.

Rental property depreciation

We compute depreciation using the straight-line method over an estimated useful life of 50 years for buildings, ten years for facilities and five years for furniture and other equipment, all of which are judgmental determinations. These determinations may prove to be different than the actual life of the properties.

Effect on Us of Recent Devaluation and Economic Crisis

All of our assets are located and our operations are performed in Argentina. Accordingly, our financial condition and results of operations depend substantially upon economic conditions prevailing in Argentina. Due to a four-year-old recession, the Argentine economy has deteriorated sharply.

The rate of gross domestic product growth of Argentina dropped to a negative 5.0% during the first two quarters of 2001 and dropped to a negative 16% during the first quarter of 2001. In May 2002, unemployment rate rose to 22.0%. Other relevant economic indicators have not been showing signs of recovery. In conclusion, the economic crisis, the lower level of activity in the Argentine economy and the increase in the unemployment rate during all the fiscal year have detrimentally affected our profitability.

On December 23, 2001, President Adolfo Rodríguez Saá declared the suspension of the payment of foreign debt and later Eduardo Duhalde ratified this decision. On January 7, 2002, the National Congress enacted the Public Emergency Law which repeals several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the executive branch announced the devaluation of the Peso with the establishment of a dual exchange rate system in which certain limited transactions will occur at a fixed rate of Ps. 1.4 to US$ 1.0 and all other transactions will be settled at a floating market rate depending on supply and

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demand. This new legislation is expected to have a material adverse impact on our financial position and the results of our operations. Our board of directors is currently analyzing the impact of the new legislation and has begun conversations with our creditors for renegotiations of existing agreements. Additionally, we will initiate negotiations with tenants regarding the terms of our lease agreements as called for in the new legislation.

As described above, the economic and political factors affecting Argentina, together with the changes in interest rates and the rate of exchange have a significant impact on our financial performance. We have been adversely affected by the continued deterioration of the Argentine economy, the adoption by the Government of economic measures as indicated above and the devaluation of the Argentine peso. In the fiscal year ended June 30, 2002, we have recorded a net loss of Ps. 539.1 million and at June 30, 2002 we show a working capital shortfall of Ps. 527.9 million. In addition, we are not in compliance with certain restrictive commitments derived from our syndicated loan contract and our floating rate negotiable obligations, a situation that represents an event of default and enables the holders of such negotiable obligations to accelerate their maturity. In view of the continued effect of the economic recession, the lack of availability of financial loans and the succession of recent economic measures that adversely affect the normal operation of the banking system and payment mechanisms, we have not been able to make the payments at July 15, 2002 and July 31, 2002 corresponding to the maturity of our floating rate negotiable obligations and our syndicated loan contract. Our Board has successfully negotiated agreements with the holders of the negotiable obligations and creditor banks under the syndicated loan agreement that set new due dates for compliance with such obligations on September 9 and September 30 of 2002, respectively.

The successful re-negotiation of our debt referred to above, combined with the stabilization of the macroeconomic variables, have generated a new scenario, enabling us to fulfill all the requirements contained in our debt contracts, achieving a considerable reduction of the financial costs.

Effects of inflation

From 1997 until the end of year 2001, policies adopted by Argentine government have substantially reduced the level of inflation. Therefore, inflation has not affected our financial condition and results of operations. The following are annual inflation rates’ figures published by the Ministry of Economy of Argentina:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
1997	0.9%	0.1%
1998	1.1%	-1.9%
1999	-1.4%	-5.3%
2000	-1.2%	4.4%
2001	-0.3%	-1.6%
2002	30,5%	95,6%
2003	10,2%	8,3%

The Public Emergency Law authorizes the executive branch to establish the system which will determine the new exchange ratio between the Peso and foreign currencies, and to approve the corresponding monetary regulations. The devaluation of the Peso by the executive branch creates a significant risk that inflation will increase materially, and we have no means of hedging and protecting ourselves from the risks of inflation.

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Effects of interest rate fluctuations

We are highly leveraged and are materially affected by interest rate fluctuations. An increase in interest rates may significantly increase our financial costs and materially affect our financial condition and our results of operations.

Effects of foreign currency fluctuations

From April 1, 1991, until the beginning of 2002, the Convertibility Law No. 23,928 was applicable in Argentina. This law established a fixed exchange rate, under which the Argentine Central Bank was obliged to sell U.S. dollars to any person at a fixed rate of one Peso per U.S. dollar. Accordingly, the foreign currency fluctuations were reduced to a minimum level during the fiscal year 2001 and the subsequent interim period.

The primarily economic change announced by the current Argentine government in January 2002 was the devaluation of the Peso. Most of our lease contracts and a significant portion of our liabilities are denominated in U.S. dollars. Foreign currency exchange rate fluctuations significantly increase the risk of default on our mortgage receivables, leases and services and other receivables, because many of our customers have Peso-denominated revenue streams and will therefore experience a relative increase in their U.S. dollar-denominated liabilities compared to their Peso-denominated revenues. Foreign currency exchange restrictions hereafter imposed by the Argentine government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar- denominated liabilities. Also, fluctuations in the exchange rate between the Peso and the U.S. dollar may adversely affect the U.S. dollar equivalent of the Peso price of our common shares on the Bolsa de Comercio de Buenos Aires, and as a result, are likely to affect the market price of our GDSs in the United States.

Suspension of the application of section 206 of the Commercial Companies Law

At June 30, 2002, the negative results recorded by our Company absorbed more than 50% of capital and reserves. Section 206 of the Commercial Companies Law establishes mandatory capital reduction when such a situation exists. However, in view of the crisis that Argentina is undergoing, Executive Branch Decree 1269 suspended the application of this section until December 10, 2003.

Operating costs and expenses

Allocation of Selling Expenses to Business Segments

Selling expenses related to the shopping centers, hotels and international segments are directly allocated to such segments because such segments are individually managed and clearly identifiable. The remaining selling expenses are allocated among the development and sale of properties and offices and other non-shopping center rental properties segments, excluding those located in shopping centers, based on the cost center which incurred the selling expense.

Allocation of Administrative Expenses to Business Segments

Administrative expenses (other than those expenses we incurred for the benefit of all the business segments) related to our shopping centers, hotels and International business segments are directly attributable to such segments because such segments are individually managed and are clearly identifiable. Administrative expenses include management fees paid, if any, to the managers of such segments. The remaining administrative expenses are allocated to the different segments, based on the cost center in which they are incurred, as follows:

•	administrative expenses related to all business segments, as those corresponding to the board of directors, are allocated among each segment pro rata on the basis of their respective assets;

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•	administrative expenses incurred by certain departments associated with specific segments are allocated to such segments; and

•	70% of the remaining administrative expenses are allocated to the development and sale of properties segment, and 30% to the offices and other non-shopping center rental properties segment.

Allocation of results from the rescinding of towers.

These results derive from the rescinding of purchase agreements for units in Torres de Abasto in APSA and are allocated to “Sales and Developments”.

Allocation of profits from our interest in the Tarjeta Shopping trust funds.

This allocation of profits stems from the partnership interest of Alto Palermo in the Tarjeta Shopping trust funds. These profits have been allocated to the “Shopping Centers” segment.

Allocation of results from operations and the holding of real estate assets.

These results are allocated to the segment that generates them.

Allocation of the goodwill depreciation.

This includes mainly the depreciation of goodwill stemming from the acquisition of the Alto Palermo subsidiaries and of our own goodwill as a result of the purchase of stock in Alto Palermo, and is allocated to the “Shopping Centers” segments.

Allocation of other Expenses and Net Income to Business Segments

Financial Results, Net. Includes interest income, gain (loss) on financial operations, financing expenses, gain (loss) on exposure to inflation, exchange differences and miscellaneous income (expense) allocable to each segment, as described below:

Income from financial operations. Only income related to Shopping Malls and Hotels were segregated by segment, as in these cases each of them manages the financial surplus recorded. The remaining amounts are recognized under “Financial Operations and Others” as they are not directly related to any specific segment.

Interest income, interest on discount of assets and liabilities and financing expenses. Only the results generated by APSA and Hotels are recorded in the Shopping Malls and Hotels segments. The remaining results are prorated among Sales and Development, Offices and Others, Hotels, Shopping Malls and in the column “Financial Operations and Others” in proportion to the corresponding assets.

REI and exchange differences, discounts and sundry. In the case of Shopping Malls and Hotels, they are charged to the segments giving rise to them. The remaining items are recorded in the column “Financial and Other operations” as they are not directly related to any segment.

Result of corporations under sect. 33 of Law No. 19550. Applicable to the corresponding segments. Results generated by investments in corporations carrying out activities not falling under any of our segments of activity are recorded under “Financial and Other operations”.

Other income and expenses, net. Only those associated to Shopping Malls and Hotels are segregated by segment. The remaining items are recorded in the column “Financial and Other operations” as they are not directly related to any segment.

Minority interest. This result is applied to the segment of the company that generates it.

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Income tax and minimum notional income tax. The corresponding income tax is applied to each segment.

Business Segment Reporting

We have determined that our reportable segments are those that are based on our method of internal reporting. Accordingly, we have six reportable segments. These segments are development and sales of properties, office and other non-shopping center rental properties, shopping centers, hotel operations, international, financial operations and others. The consolidated financial statements were prepared in accordance with the procedure established by Technical Resolution No. 4 of the F.A.C.P.C.E., which requires the consolidation of every line of the Balance Sheet as at 30 June 2003 and 2002 of IRSA Inversiones y Representaciones Sociedad Anónima, the Financial Statements and Statements of Financial Position for the twelve-month periods ending on those dates, with the financial statement of those companies in which the Company has direct or indirect decisive voting power.

A general description of each segment follows:

Development and sale of properties. This segment includes the operating results of our construction and ultimate sale of residential buildings business.

Offices and other non-shopping center rental properties. This segment includes the operating results of our lease and service revenues of office space and other non-retail building properties from tenants.

Shopping centers. This segment includes the operating results of our shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions which consist of commissions and financing income.

Hotel operations. This segment includes the operating results of our hotels principally comprised of room, catering and restaurant revenues.

International. This segment includes the results of operations of our equity investments in:

Brazil (which we sold in February 2002) for all periods presented; and

Others. This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities. For the fiscal year 2001 and the year ended June 30, 2002, this segment also includes the loss in our equity investees relating to Internet, telecommunications and other technology-related activities.

We measure our reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance and allocate our resources to each segment based on net segment income. We are not dependent on any single customer.

The following tables show certain operating data by business activity:

45

	For the fiscal year 2003 (in millions of Pesos)
	Development and sale of properties	Offices and other non- shopping center rental properties	International	Shopping Centers	Hotel operations	Others	Total
Sales	47,2	17.8	—	113.8	34.2	—	212.9
Costs	(47.1)	(9.1)	—	(67.1)	(19.7)	—	(143.0)
Gross profit	0.1	8.7	—	46.7	14.5	—	69.9
Selling expenses	(4.1)	—	—	(17.6)	(3.9)	—	(25.6)
Administrative expenses	(6.1)	(4.4)	—	(21.4)	(9.8)	—	(41.7)
Loss on purchasers rescissions of sale contracts	—	—	—	—	—	—	—
Net (loss) in credit card trust	—	—	—	(4.1)	—	—	(4.1)
(Loss) gain from operations and holdings of real estate assets, net	12.9	(1.9)	—	—	—	—	11.1
Operating income (loss)	2.9	2.3	—	3.6	0.9	—	9.6
Goodwill depreciation	—	—	—	(6.6)	—	—	(6.6)
Financial results, net	—	(0.2)	—	96.7	11.9	217.5	325.9
Net loss in equity investments	(0.3)	—	—	(12.1)	1.8	(2.3)	(12.9)
Other income (expenses), net	—	—	—	13.3	—	(10.4)	2.9
(Loss) income before taxes	2.6	2.1	—	94.9	14.6	204.8	318.9
Minority interest	5.1	(1.4)		(35.2)	(2.4)	—	(33.9)
Income tax	0.5	(1.0)	—	(47.0)	(0.7)	49.6	1.4
Net (loss) income ordinary for the year	8.3	(0.3)	—	12.6	11.4	254.4	286.4
Extraordinary loss	—	—	—	—	—	—	—
Net (loss) income for the year	8.3	(0.3)	—	12.6	11.4	254.4	286.4
Total assets	343.2	293.4	—	1.048.9	115.2	252.3	2.053,0

46

	For the fiscal year 2002 (in millions of Pesos)
	Development and sale of properties	Offices and other non- shopping center rental properties	International	Shopping Centers	Hotel operations	Others	Total
Sales	54.4	45.5	—	—	38.8	—	137.6
Costs	(43.5)	(13.2)	—	—	(27.4)	—	(84.1)
Gross profit	10.9	33.3	—	—	11.4	—	53.5
Selling expenses	(6.8)	(0.6)	—	—	(3.9)	—	(11.3)
Administrative expenses	(11.2)	(6.1)	(1.3)	(1.4)	(12.1)	—	(32.1)
Loss on purchasers rescissions of sale contracts	—	—	—	—	—	—	—
(Loss) from operations and holdings of real estate assets, net	(26.8)	(49.3)	35.9	—	(6.6)	—	(46.8)
Operating income	(33.8)	(24.7)	34.6	(1.4)	(11.3)	—	(36.6)
Financial results, net	(20.8)	(16.7)	—	—	(21.7)	(438.3)	(497.6)
Net loss in equity investments	1.6	—	(3.4)	(4.6)	4.7	1.8	0.1
Other income (expenses), net	—	—	—	—	—	(4.9)	(4.9)
(Loss) income before taxes	(53.1)	(41.3)	31.2	(6.0)	(28.4)	(441.4)	(538.9)
Minority interest	(4.7)	—	—	—	9.6	—	4.9
Income tax	1.7	(5.2)	(1.3)	(0.8)	0.6	(0.2)	(5.1)
Net (loss) income ordinary for the year	(56.0)	(46.7)	29.9	(6.8)	(18.2)	(441.6)	(539.1)
Extraordinary loss	—	—	—	—	—	—	—
Net (loss) income for the year	(56.0)	(46.7)	29.9	(6.8)	(18.2)	(441.6)	(539.1)
Total assets	399.7	307.2	29.4	339.7	129.8	86.9	1.292,7

47

Results of Operations for the fiscal years ended June 30, 2003 and 2002.

Total Income

Total income grew 54.7%, from Ps. 137.6 million for the financial year ended 30 June 2002, to Ps. 212.9 million for the financial year ended 30 June 2003. This increase reflects the net impact of (i) the incorporation of income from the Shopping Center segment as a result of the consolidation with Alto Palermo S.A. as from the present financial year, and (ii) the decrease in income from the remaining segments as a result of the continuing recession affecting the economy of our country.

Sales and Development. Income from property sales and development dropped 13.1%, from Ps. 54.4 million during the financial year ended June 30, 2002, to Ps. 47.2 million for the financial year ended 30 June 2003, despite the higher sales volume achieved in the present financial year. This drop in income from the Sales and Development segment is mainly attributed to: (i) a Ps. 10.5 million drop in sales of housing units principally of Alto Palermo Park owing to the completion of the sale of this project during the year under review; (ii) a Ps. 1.0 million reduction principally in sales of the Abril residential community; (iii) a Ps. 4.3 million increase in sales of other real estate stemming mainly from (a) the sale during the year under review of the Hotel Piscis for Ps. 9.9 million, (b) the sale of office space in the buildings located at Madero 1020, Madero 940 and Libertador 498, for Ps. 9.6 million and (c) a drop in sales of other real estate, amounting to Ps. 15.2 million, among which it is worth highlighting the property at Rivadavia 2243 and Santa Fé 1588.

Offices and Others. Income from Offices and Others dropped 60.0%, from Ps. 44.5 million during the financial year ended 30 June 2002, to Ps. 17.8 million during the year ended 30 June 2003. This reduction is mainly owed to a 58.2% drop in income from the lease of office space, from Ps. 38.8 million during the year ended 30 June 2002, to Ps. 16.2 million during the year ended 30 June 2003. This drop in income is attributed to (i) a lower average occupancy rate during 2003 as compared with the previous year; (ii) the fact that adjustments to contracts do not reflect fluctuations in the wholesale price index used to restate the income from the previous year; and (iii) a 78.6% drop in income from the lease of commercial real estate and other properties, from Ps. 4.4 million in the year ended 30 June 2002 to Ps. 0.9 million in the year ended 30 June 2003, mainly owing to the sale of the real estate at Rivadavia 2243, Santa Fe 1588 and Constitución 1111.

Shopping Centers. As from the year under review we began consolidating Alto Palermo S.A., whose financial statements are allocated under this segment. Income generated during the financial year ended 30 June 2003 amounts to Ps. 113.8 million, representing 53.4% of total income. The general occupancy rate of our shopping centers increased during the year under review from 92% at 30 June 2002 to 96% at 30 June 2003.

Hotels. Income stemming from the hotel business dropped 11.9%, from Ps. 38.8 million for the year ended 30 June 2002 to Ps. 34.2 million for the year ended 30 June 2003, owing to a reduction in average rates that was partially offset by an increase in average occupancy levels, from 44% in 2002 to 53% in 2003. The income from Hotel Sheraton Libertador dropped by Ps. 3.7 million and the income from the Hotel Intercontinental fell by Ps. 1.3 million. Furthermore, during the year under review we recognized income stemming from the Hotel Piscis for Ps. 0.3 million.

International. Following the sale of the interest in Brazil Realty and FVI, no new investments were made in this segment.

Total Costs

Total costs grew 70.0%, from Ps. 84.1 million during the year ended 30 June 2002 to Ps. 143.0 million for the year ended 30 June 2003. This increase is attributed to the net impact of (i) the consolidation of profits/losses from the Shopping Center segment as a result of the consolidation with Alto Palermo S.A. as from the year under review; (ii) an increase in costs in the Sales and Development segment; and (iii) a decrease in costs in the segment Hotels and Offices. Total costs as a percentage of income grew from 61.1% for the year ended 30 June 2002 to 67.1% for the year ended 30 June 2003.

Sales and Development. Costs related to Sales and Development increased 8.4%, from Ps. 43.5 million in the year ended 30 June 2002 to Ps. 47.1 million for the year ended 30 June 2003. Costs relating to Sales and

48

Development as a percentage of income from the segment increased from 79.9% during the year ended 30 June 2002 to 99.7% during the year ended 30 June 2003.

Offices and Others. Costs relating to Offices and Others decreased 31.1%, from Ps 13.2 million during the year ended 30 June 2002 to Ps. 9.1 million during the year ended 30 June 2003. Costs relating to Offices and Others as a percentage of income from the segment increased from 29.7% for the year ended 30 June 2002 to 51.2% for the year ended 30 June 2003 owing to a drop in the average occupancy rate.

The main component of office-related costs comprises the depreciation of leased real estate and expenses related to available units.

Shopping Centers. As from the year under review, we have begun to consolidate Alto Palermo S.A., whose costs have been allocated to this segment. Costs generated during the year under review amount to Ps. 67.1 million, and account for 46.9% of the total costs. The main cost component of shopping centers comprises depreciation and amortization of leased real estate, including goodwill paid upon their acquisition.

Hotels. Costs stemming from the hotel business dropped 28.4%, from Ps. 27.4 million during the year ended 30 June 2002 to Ps. 19.7 million during the year ended 30 June 2003, mainly owing to the reduction at constant prices of Hotel cost components, such as wages, fees and services. The cost of hotel operations as a percentage of income from hotels dropped from 70.7% for the year ended 30 June 2002 to 57.5% for the year ended 30 June 2003. Hotel costs are mainly made up by room-related costs, depreciation, food and beverages, wages and social burden.

International. Following the sale of the interest in Brazil Realty and FVI, no further investments were made in this segment.

Total Gross Profits

As a result of the factors analyzed above, total gross profits increased 30.7%, from Ps. 53.6 million during the year ended 30 June 2002 to Ps 70.0 million during the year ended 30 June 2003.

Marketing Expense

Marketing expenses increased 126.5%, from Ps. 11.3 million during the year ended 30 June 2002 to Ps. 25.6 million during the year ended 30 June 2003, mainly as a result of the increase in marketing expenses related to Shopping Centers stemming from the consolidation of Alto Palermo S.A. and partially offset by a 29.2% reduction in the marketing expenses of the other segments. Marketing expense as a percentage of total income increased from 8.2% during the year ended 30 June 2002, to 12% during the year ended 30 June 2003.

Sales and Development. Marketing expense from Sales and Development dropped 40.4%, from Ps. 6.8 million during the year ended 30 June 2002 to Ps. 4.0 million during the year ended 30 June 2003, as a result of the drop in income from sales transactions during the year under review, which generated lower direct marketing expenses. Marketing expenses related to Sales and Development as a percentage of income from this segment dropped from 12.4% during the year ended 30 June 2002 to 8.5% for the year ended 30 June 2003. The main components of Sales and Development marketing expenses comprise sales commissions and expenses, advertising and publicity.

Offices and Others. Marketing expenses relating to Offices and Others dropped 86.4%, from Ps. 0.6 million during the year ended 30 June 2002 to Ps. 0.1 million during the year ended 30 June 2003.

Shopping Centers. As from the year under review we began consolidating Alto Palermo S.A. whose marketing expenses are allocated under this segment. Expenses generated during the year ended 30 June 2003 amount to Ps. 17.6 million, which account for 68.8% of total marketing expenses. The main cost component of Shopping Centers comprises allowance for bad debts and advertising.

Hotels. Marketing expenses did not change with regard to the previous year and remained stable at Ps. 3.9 million. The main components of marketing expenses are advertising and wages.

49

International. Following the sale of the interest in Brazil Realty and FVI, no further investments were made in this segment.

Administrative Expenses

Administrative expenses increased 30.2%, from Ps. 32.1 million during the year ended 30 June 2002 to Ps. 41.7 million during the year ended 30 June 2003, owing to an increase in administrative expenses relating to Shopping Centers stemming from the consolidation with Alto Palermo S.A., which was partially offset by a 36.6% reduction in the administrative expenses in the remaining segments. The main components of administrative expenses are wages and social burden, fees, service fees, depreciation and amortization.

Sales and Development. Administrative expenses relating to Sales and Development dropped 45.2%, from Ps. 11.2 million during the year ended 30 June 2002 to Ps. 6.1 million for the year ended 30 June 2003, mainly as a result of the reduction at constant prices of expenses such as wages, fees and services. Administrative expenses relating to Sales and Development as a percentage of income from this segment dropped from 20.6% during the year ended 30 June 2002 to 13.0% during the year ended 30 June 2003.

Offices and Others. Administrative expenses related to Offices and Others dropped 26.8%, from Ps. 6.1 million during the year ended 30 June 2002 to Ps. 4.4 million during the year ended 30 June 2003, mainly owing to the reduction in constant prices in expenses such as wages, fees and services. Administrative expenses relating to Offices and Others as a percentage of the income for this segment increased from 13.6% during the year ended 30 June 2002 to 25.0% during the year ended 30 June 2003 as a result of the sharp reduction in the income from the segment.

Shopping Centers. The fluctuation in administrative expenses under this segment is mainly attributed to the consolidation with the results of Alto Palermo S.A. The expenses generated during the year under review amount to Ps. 21.4 million, accounting for 51.3% of overall administrative expenses.

Hotels. Hotel related administrative expenses dropped 19.7%, from Ps. 12.1 million during the year ended 30 June 2002 to Ps. 9.8 million during the year ended 30 June 2003, basically owing to the reduction during the year under review of total administrative expenses for the Intercontinental and Sheraton Libertador hotels. Hotel related administrative expenses as a percentage of income from hotel operations dropped from 31.3% during the year ended 30 June 2002 to 28.5% during the year ended 30 June 2003. The main components of administrative expenses related to hotel operations are wages, fees for services and depreciation and amortization.

International. Subsequent to the sale of the interest in Brazil Realty and FVI, no further investments were made in this segment, consequently, no charge has been recorded during the year under review.

Profit/loss from the Annulment of Real Estate Sale Contracts

This result stems from Alto Palermo as a result of the consolidation with this company as from the year under review and arises from the annulment of sales contracts involving units in the Torres de Abasto building, generating a profit for the year of Ps. 0.009 million.

Profit/loss from interest in Tarjeta Shopping Trust Funds

The loss reported under this heading amounting to Ps. 4.1 million during the year under review stems from interest held by Alto Palermo in the Tarjeta Shopping Trust Funds and is incorporated to our profit/loss owing to the consolidation with Alto Palermo as from the year under review.

Profit/loss from Holding of and Transactions with Real Estate Assets

50

Net profits/losses from the holding of and transactions with real estate varied from one year to another, showing a gain of Ps. 57.9 million, having recovered from a loss of Ps. 46.8 million for the year ended 30 June 2002 to a gain of Ps. 11.1 million for the year ended 30 June 2003. The gain generated during the year under review is mainly attributed to (i) the gain of Ps. 10.9 million stemming from the sale of stock in Valle de las Leñas; and (ii) a gain of Ps. 1.0 million attributed to the net recoupment of the allowance for the devaluation of real estate. Furthermore, the loss reported the previous year is mainly attributed to (i) the setting up of the allowance for the devaluation of real estate for Ps. 82.6 million; and (ii) a gain of Ps. 35,8 million from the sale of our interest in Brazil Realty.

Operating Profit

As a result of the factors analyzed above, the total operating profit/loss recovered from a loss of Ps. 36.6 million during the year ended 30 June 2002 to a profit of Ps. 9.7 million during the year under review.

Sales and Development. Operating profits from Sales and Development increased from a loss of Ps. 33.8 million during the year ended 30 June 2002 to a gain of Ps. 2.8 million for the year ended 30 June 2003.

Offices and Others. Operating profits from Offices and Others recovered from a loss of Ps. 24.7 million during the year ended 30 June 2002 to a gain of Ps. 2.3 million for the year under review.

Shopping Centers. Operating profits from Shopping Centers reported an increase of Ps. 5.0 million during the current year as a result of the consolidation with the results of Alto Palermo S.A.

Hotels. Operating profits from hotels recovered from a loss of Ps. 11.3 million during the year ended 30 June 2002 to a gain of Ps. 0.9 million for the year ended 30 June 2003.

International. As explained above, during the year under review no profits/losses were recorded under this segment. The previous financial year closed with a gain of Ps. 34.6 million.

Goodwill Amortization

The loss of Ps. 6.6 million recorded as at 30 June 2003 mainly includes (i) the amortization of the goodwill stemming from the acquisition of Alto Palermo subsidiaries: Shopping Alto Palermo, Fibesa and Tarshop S.A.; and (ii) the amortization of our own goodwill stemming from the purchase of stock in Alto Palermo during the year under review.

Financial Result

Total net gains/losses on the financing of assets showed a recovery of Ps. 823.5 million, from a loss of Ps. 497.6 million during the year ended 30 June 2002 to a gain of Ps. 325.9 million during the year ended 30 June 2003. The main reasons for this recovery were: (i) the exchange difference gain with regard to the previous year amounting to Ps. 507.9 million, owing to the appreciation of the Peso to the U.S. dollar from 3.80 in 2002 to 2.80 in 2003; (ii) the Ps. 252.1 million gain on the financing of assets as compared with the previous year, among which it is worth highlighting the gain reported by Alto Palermo during the year under review owing to the recoupment of the allowance for the devaluation of its fixed assets and the recognition of lower losses related to our equity interest mainly in Banco Hipotecario and Quantum; (iii) the discounts obtained during the year under review amounting to Ps. 36.9 million through the prepayment of the debt with GSEM for approximately Ps. 26.0 million and from the accounting measurement as at 30 June 2003 of the debt with HSBC as compared with the amount settled subsequent to the financial closing date, which generated a discount of Ps. 10.7 million; (iv) the Ps. 32.1 million gain obtained during the year under review in terms of lower interest expense as a result of the reduction of liabilities, mainly attributed to the difference between the amount of debt paid-off at the established 8% annual market rate and the book value of these debts at the rate in force at the time of refinancing; and (v) a reduction of Ps. 10.1 million with regard to the gains obtained in the previous year owing to the exposure to inflation of our currency liabilities.

Profit/loss from Related Companies

51

Net profits/losses from related companies showed a reduction of Ps. 13.0 million, from a gain of Ps. 0.1 million during the year ended 30 June 2002 to a loss of Ps. 12.9 million during the year ended 30 June 2003. This drop is mainly attributed to: (i) the absence during the year under review of the year 2002 loss of Ps. 4.6 million from our investment in Alto Palermo owing to the consolidation as from this year of this company’s results; (ii) the absence during the year under review of the 2002 loss of Ps. 3.6 from our investment in Brazil Realty owing to the sale of our equity investment in this company; (iii) the absence during the year under review of the 2002 gain of approximately Ps. 2.1 million from our investment in Buenos Aires Trade & Finance Center owing to the consolidation as from this year of this company’s results; (iv) the reduction during the year under review of the Ps. 2.9 million gain from Llao Llao Resorts; (v) the net loss for the year of Ps. 12.1 million stemming from the subsidiaries of Alto Palermo, Perez Cuesta and E-Commerce Latina; and (vi) the reduction during the year under review of the Ps. 3.4 million gain from IRSA Telecomunicaciones.

Other Income (Expenditure), Net

The heading other income (expenditure) net showed a recovery of Ps. 7.7 million, from a loss of Ps. 4.9 million during the year ended 30 June 2002 to a gain of Ps. 2.9 million during the year ended 30 June 2003, basically owing to the net fluctuation generated by (i) the gain of Ps. 13.0 million obtained from the buy-back of Negotiable Bonds of Alto Palermo on the open market; (ii) the loss stemming from lawsuit contingencies amounting to Ps. 3.9 million; (iii) the higher charge for donations with regard to the previous year amounting to Ps. 5.6 million; and lastly (iv) the Ps. 4.2 million gain stemming from the sale of fixed assets.

Ordinary Gain/(Loss) before Minority Interest and Taxes

As a result of the above, the net profit/loss before the minority interest and taxes reflected an improvement with regard to the loss of Ps. 538.9 million during the year ended 30 June 2002, recording a gain of Ps. 318.9 million during the year under review.

Minority Interest

The minority interest dropped by Ps. 38.8 million, from a gain of Ps. 4.9 million during fiscal year 2002 to a loss of Ps. 33.9 million during fiscal year 2003, mainly attributed to the minority interest we recorded during the year under review as a result of the consolidation of Alto Palermo, and stemming from our Ps. 35.2 million investment in the latter company recorded as a loss.

Income Tax and Minimum Notional Income Tax

Income tax dropped 127.6%, from a loss of Ps. 5.1 million during the year ended 30 June 2002, to a gain of Ps. 1.4 million during the year ended 30 June 2003. The deferred tax allocation method was used to calculate the income tax corresponding to the two financial years, thus recognizing the temporary differences in the accounting and tax assets and liabilities. The gain of Ps. 6.5 million is mainly owed to the net impact of (i) the difference in the income tax charge corresponding to IRSA which represented a gain of Ps. 52.2 million, having moved from a loss of Ps. 3.3 million corresponding to the minimum notional income for the year 2002 to a gain of Ps. 48.9 million during the year under review, which includes a gain of Ps. 49.9 million from deferred taxes and a loss of Ps. 1.0 million from the minimum notional income tax; and (ii) the income tax charge for Alto Palermo, which represented a loss of Ps. 46.7 million at 30 June 2003, when there had been no charge in the previous year because the Company began consolidating its financial statements with this company this year.

Profit / (Loss) for the Year

As a result of the factors referred to above, the net profit/loss for the year showed an improvement from a loss of Ps. 539.1 million during the year ended 30 June 2002 to a profit of Ps. 286.4 million during the year ended 30 June 2003.

Our debt

52

Our total outstanding debt at 30 June 2003 amounted to Ps. 679.5 million, compared with the Ps. 634.8 million at 30 June 2002. Although this shows an increase of 7%, it is attributed to the consolidation as from the year under review of 100% of APSA and the issue of Convertible Negotiable Bonds for US$ 100 million and US$ 50 million on behalf of IRSA and APSA, respectively. Furthermore, it is worth noting that at the financial closing date, 87% of the total financial debt was long term, whereas in the previous year 100% of it was short term.

Debt restructuring. On 15 November 2002 we signed the Framework Refinancing Agreement and on November 21 that year we completed the transaction with the six creditor banks (Banca Nazionale del Lavoro, BankBoston, Banco Ciudad, HSBC, Banco Itaú and Banco Nación) to refinance the Syndicated Loan of US$ 80.0 million and the floating rate Negotiable Bonds amounting to US$ 37.0 million through the following schedule:

I. US$ 13.6 million in cash, reducing the principal;

II. US$ 15.0 million in Convertible Negotiable Bonds at a rate of 8% and maturing in the year 2007, subscribed by Bank Boston in a swap for the old debt;

III. US$ 37.4 million in floating rate Secured Negotiable Bonds with a 90-day LIBOR rate plus 200 base points and maturing in the year 2009. These Negotiable Bonds are secured by a first mortgage drawn out on some of our properties for an amount equivalent to 50% of the debt; and

IV. US$ 51.0 million in an Unsecured Loan expiring in the year 2009. 69% of this loan accrues interest at a ninety-day LIBOR rate plus 200 base points, whereas the remainder accrues interest at a phased fixed rate starting at 5.5% and reaching 6.5%.

Issue of negotiable bonds convertible to ordinary IRSA shares. The offer of negotiable bonds convertible to ordinary shares of our Company was successfully completed on 21 November 2002, for a total of up to US$ 100 million. These negotiable bonds are accompanied by a warrant that offers the option to purchase additional shares. The subscription price was 100% of the face value of the convertible negotiable bonds, which accrue interest at an annual 8% payable half-yearly and maturing in November 2007. The conversion price is US$ 0.5450 per ordinary share, in other words each convertible negotiable bond may be swapped for 1.8349 ordinary shares. The funds generated by the issue were mainly allocated to the settlement and restructuring of the liabilities existent at the date, with an account balance of US$ 55 million for working capital.

Settlement of the loan from Goldman Sachs. On 4 December 2002 we paid off our debt with GSEM/AP Holdings, L.P. (Goldman Sachs) which amounted to US$ 16.3 million including the principal and accrued interest, with a total payment of US$ 11.1 million.

Subscription of negotiable bonds convertible to ordinary APSA shares. On 19 July 2002, APSA launched negotiable bonds Series I convertible to APSA shares up to US$ 50.000.000, according to the resolution of the Ordinary and Extraordinary APSA Shareholders’ Meeting held on 4 December 2001. The terms of the issue included a conversion price of US$ 0.0324, which means that each convertible negotiable bond may be swapped for 30.864 shares with a face value of Ps. 0.1 each, accruing an annual 10% interest payable half-yearly and with a subscription price of 100% of the principal of the negotiable bonds. The issue of this instrument enabled APSA to prepay a significant portion of its debt, thus considerably improving its financial structure and schedule of payments.

On 23 August 2002, APSA successfully completed the placement of Series I for US$ 50,000,000. Along these lines, IRSA has subscribed a total of US$ 27.2 million of the convertible negotiable bonds.

Purchase of APSA shares and convertible negotiable bonds. In January 2003 we purchased an additional 3.4 million APSA shares, taking our current equity interest to 54.9%. We also acquired 2.6 million convertible negotiable bonds of APSA which, with the 27,324,848 bonds subscribed at the time of issue, lead to a total of 59.9% of the NB issued by our subsidiary.

53

Payment of interest. On 14 May we made the first interest payment for US$ 4.0 million corresponding to the Convertible NBs for US$ 100 million. We also paid interest on the Syndicated Loan of US$ 51 million and the Secured NBs for US$ 37.8 million, amounting to US$ 0.5 million and US$ 0.3 million, respectively.

Prepayment of US$ 16 million of a debt. On 23 July 2003 we made an advance payment to HSBC Bank Argentina S.A. towards US$ 16 million under the Syndicated Loan (Loan Agreement US$ 51,000,000) whose final expiration is in November 2009. This transaction involved a payment of US$ 10.9 million, representing 68% of the face value of the debt, having been granted a discount of US$ 5.1 million. The buy-back was carried out in accordance with the procedure established in the Syndicated Loan Contract.

Loans to Hoteles Argentinos. In January 2001, our subsidiary Hoteles Argentinos S.A., holder of 100% of the Hotel Sheraton Libertador, obtained a loan of US$ 12.0 million from BankBoston N.A. This loan expires in January 2006 and accrues a quarterly interest at the LIBOR rate plus a markup ranging between 401 and 476 base points, according to the value of certain financial indicators. This loan was not converted to Pesos and is stated in United States Dollars because it is governed by the laws of the State of New York. There are currently installments of the principal and interest that are overdue and unpaid and we are negotiating the terms of payment of this liability. This loan is without recourse by IRSA.

Below is a graph presenting IRSA’s current debt (excluding APSA):

APSA debt	Principal (MM)		Tasa de interés	Vencimiento
Préstamo no Garantizado	US$	35	LIBOR + 200 bps	Nov-09
ONs Garantizadas	US$	37	LIBOR + 200 bps	Nov-09
Préstamo Hoteles Argentinos S.A. (1)	US$	12	LIBOR + 500 bps	Ene-06
Total Deuda	US$	84
ONs Convertibles	US$	100	8%	Nov-07

APSA debt

In relation to the negotiable obligations for Ps. 85 million due April 2005, on March 30, 2000 APSA signed an interest rate swap agreement with Morgan Guaranty Trust to lower the cost of its borrowing. However, faced by worsening economic conditions on both the domestic and international markets since mid - 2001, a significant negative deviation took place in their operation because the principal variant determining the evolution of the swap, the implicit rate for Peso/dollar futures reached totally unpredictable levels.

To resolve the problem, resort was made to the experience of the managers to achieve a higher degree of certainty regarding the situation. As a result, on July 20, 2001 APSA signed a new swap agreement that eliminated the implicit rate risk in Peso/dollar futures, avoiding worse consequences for the company. To achieve this change it was necessary to set up a deposit in guarantee for US$ 50 million. Both ourselves and Parque Arauco S.A., as its principal shareholders, have granted loans to enable the constituting of the guarantee required by the swap. The remaining principle was financed out of part of its working capital.

During December 2001, the swap was partially settled, with a reduction in the amount of the transaction from US$ 85 million to US$ 69.1 million, while at the same time the repurchase was carried out of its negotiable obligations denominated in Pesos due April 7, 2005, for a nominal value of Ps. 15.5 million under par value. The two transactions together led to a loss to APSA of Ps. 0.3 million.

With regard to the negotiable bonds for Ps. 120 million maturing in January 2005, during the year under review we fulfilled the financial covenants established in the terms of issue of these bonds.

With regard to the negotiable bonds for Ps. 85 million, we have also met the financial covenants and, as a result, APSA is free to take on new indebtedness if the Company’s management should decide to do so.

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The devaluation of the Argentine peso was accompanied by a decision to “pesify” by decree contracts signed in foreign currency between private parties that were ruled by Argentine law. As a result, its negotiable obligations for Ps. 120 million were converted into Pesos, as was 100% of its short-term bank debt and 100% of the debt due to shareholders. As a consequence, its debt was left mainly denominated in Pesos.

Nevertheless, although after the devaluation much of our debt was “pesified” as indicated above, the application of a Reference Stabilization Index (CER) to this debt has meant a significant increase in its value, leading to excessive financial charges.

In a highly dynamic manner, in a clear demonstration of business agility, the company’s management raised the possibility of settling a large part of our debt with banks making use of two alternatives that resulted in a significant reduction in the financial burden. These options were:

•	payment of principal and interest with rescheduled Time Deposits that enabled a saving of approximately 20% of the amount to be paid; or 20

•	pre-payment of 100 % of principal and interest in cash with a similar discount to the 20% obtained in the settlement of time deposits.

Issue of negotiable obligations convertible into ordinary shares of APSA. The Ordinary and Extraordinary shareholders’ meeting of APSA, held on December 4. 2001, authorized the issue of negotiable obligations convertible into ordinary shares of APSA with a par value of Ps.0.1 each and one vote per share, for up to an amount of US$ 100 million, which were to accrue interest at a fixed rate of 10% p.a. payable six-monthly in arrears with a conversion price of between Ps. 0.10 and Ps. 0.15, to be determined by the Board. The funds generated by the issue were to be assigned to the settlement of existing liabilities at that date .

On August 20, 2002, APSA concluded the period for preferential subscription for Series I for up to US$ 50,000,000 in book-entry negotiable obligations convertible into ordinary shares with a par value of US$ 0.10 each. IRSA subscribed to a total of US$ 27.2 million of these convertible negotiable obligations.

We consider that in our industry success requires a substantial liquidity to maintain flexibility and take advantage of real estate opportunities at the moment they arise. As a result, we generally tend to keep liquidity at a high level. We invest our liquid assets mostly in time deposits and occasionally in the stock of local companies and Argentine Government securities, to take advantage of market opportunities. In addition, we also invest in securities and bonds issued by foreign companies. In future, our need to avoid becoming a PFIC - Passive Foreign Investment Company - as regards the tax treatment applicable to its shareholders in the USA, or in an investment company under the terms of the 1940 Investment Company Act in the USA, could restrict our ability to make certain short-term investments.

Management

Board of Directors

Our administration and management is the responsibility of our Board. Our by-laws lay down that the Board will be made up of a minimum of eight and a maximum of fourteen full directors and eight to fourteen alternate directors. Our directors and alternate directors are elected for three year terms by our shareholders by a majority vote at an ordinary shareholders’ meeting.

Our current board of directors was elected at a shareholders’ meeting held in October 2000, October 2001 and November 2002. Our current directors are as follows:

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Name	Date of birth (m/d/y)	Occupation in IRSA	Date of current appointment	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	chairman, member of the executive committee and chief executive officer.	2000	2003	1991

M. Marcelo Mindlin	01/19/1964	first vice-chairman, executive vice-president, member of the executive committee, and chief financial officer.	2001	2004	1991

Saúl Zang	12/30/1945	second vice-chairman and member of the executive committee.	2000	2003	1994

Ernesto M. Viñes	02/05/1942	director.	2000	2003	1991

Oscar P. Bergotto	06/19/1943	director, chief treasury officer and alternate member of the excutive committee.	2000	2003	1994

Fernando A. Elsztain	01/04/1961	director and chief commercial officer.	2002	2005	1999

A Gabriel Juejati	05/09/1960	director and chief commercial officer.	2002	2005	1999

Alejandro G. Elsztain	31/03/1966	director	2001	2004	2001

Salvador D. Bergel	04/17/1932	alternate director.	2002	2005	1996

Juan C. Quintana Terán	06/11/1937	alternate director.	2002	2005	1996

Gabriel A.G. Reznik	11/18/1958	alternate director and chief technical officer.	2002	2005	1999

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied accounting at the Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He founded Dolphin Fund Management. He is chairman of the board of directors of APSA, SAPSA, Dolphin Fund Management, Hoteles Argentinos and Cresud among others; he is also vice-chairman of Banco Hipotecario S.A. and E-Commerce Latina S.A. He is Fernando A. Elsztain’s cousin and brother of Alejandro G. Elsztein.

M. Marcelo Mindlin. Mr. Mindlin obtained a degree in economics from the Universidad de Buenos Aires and a master degree in business administration at the Centro de Estudios Macroeconómicos de Buenos Aires. He is the vice-chairman of the board of directors of APSA, Dolphin Fund Management, Hoteles Argentinos and Cresud; and director of Banco Hipotecario S.A.

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Saúl Zang. Mr. Zang obtained a degree in law from the Universidad de Buenos Aires. He is founding partner of the law firm Zang, Bergel & Viñes. He is also the second vice-chairman of Cresud and vice-chairman of Puerto Retiro and Fibesa; a director of APSA, Banco Hipotecario S.A., Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A.; and an alternate director of SAPSA.

Ernesto M. Viñes. Mr. Viñes obtained a degree in law from the Universidad de Buenos Aires. He is a founding partner of the law firm Zang, Bergel & Viñes and general counsel of Banco Hipotecario S.A.. He is a director of Cresud and also an alternate director of APSA, Inversora Bolívar and Emprendimientos Recoleta.

Oscar P. Bergotto. Mr. Bergotto is the chief treasury officer of IRSA since 1991. He has also worked in various other real estate companies. He is an alternate director of APSA and Dolphin Fund Management.

Fernando A. Elsztain. Mr. Elsztain studied architecture at the Universidad de Buenos Aires. He has been engaged in real estate business as consultant and as managing officer of a familiar real estate company. He has been our chief commercial officer since March 1994. He has been engaged in the real estate business as consultant and as managing officer of a family-owned real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of APSA, Hoteles Argentinos and Tarshop; and an alternate director of Banco Hipotecario S.A. and Puerto Retiro among others. He is the cousin of Alejandro G. Elsztain and Eduardo S. Elsztain.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. He is chairman of Inversiones Ganaderas and a director of APSA and CRESUD S.A.C.I y A. He is the brother of our chairman Eduardo S. Elsztain and is the cousin of our director, Fernando A. Elsztain.

Salvador D. Bergel. Mr. Bergel obtained a degree in law and a Ph.D. in law from the Universidad del Litoral. He is a founding partner of the law firm of Zang, Bergel & Viñes and a consultant to Repsol YPF S.A. He is also an alternate director of Cresud.

Juan C. Quintana Terán. Mr. Quintana Terán obtained a degree in law from the Universidad de Buenos Aires. He is a consultant of the law firm Zang, Bergel & Viñes. He has been chairman and judge of the National Court of Appeals of the City of Buenos Aires dealing in commercial matters. He is an alternate director of Cresud, APSA, Banco Hipotecario S.A. and Nuevas Fronteras S.A.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in civil engineering from the Universidad de Buenos Aires. He has been working for us since 1992. He formerly worked for an independent construction company in Argentina. He is a director of APSA, Emprendimientos Recoleta, Inversora Bolívar, Puerto Retiro and Nuevas Fronteras S.A. and an alternate director of Banco Hipotecario S.A.

Systems for remunerating Directors

The Commercial Companies Law establishes that in the event that the compensation for Board Members were not to be established in the by-laws, it should be determined by the shareholders’ meeting. The maximum amount of compensation under all headings that can be received by Board and Surveillance Committee members, including salaries and other remuneration on their performance in a technical or administrative capacity, shall not be able to exceed 25% of net income.

This maximum amount shall be limited to 5% when no dividends are declared for shareholders, and will be increased proportionately to such declarations until reaching the limit set when all profits are distributed. In applying this rule any reduction in dividend distribution from the deduction of Board and surveillance committee compensation shall not be taken into account.

When the exercise of special commissions or technical and administrative functions by one or more directors requires the need to extend the established limits at times when profits are low or non-existent, such

57

excess remuneration will only be allowed if expressly agreed by the shareholders’ meeting.

The remuneration of our directors for each year is determined as laid down by the Commercial Companies Law, taking into account whether they perform technical or administrative functions and on the basis of the results obtained for the year. Once the amounts have been determined, they are submitted for the approval of the shareholders’ meeting. We have not established share option plans, nor retirement, or pension benefits or any other such remuneration system for our directors except those described. See “Systems for remuneration of Senior Management”.

Fees received by the Board for all items during fiscal 2002 were Ps.979,885 (corresponds to the historical amount assigned of Ps. 594,300, restated into constant currency of June 30, 2003), set by the shareholders’ meeting at November 5, 2002 as Board compensation. The members of the Surveillance Committee waived their right to collect their fees. The fees corresponding to the fiscal year ended June 30, 2003 will be considered by the shareholders’ meeting that will be held next October.

Decision making and internal control of the Company

Pursuant to our by-laws, an Executive Committee is responsible for the issues relating to the Company’s decision making and internal control system. Furthermore, the Company has internal systems and procedures that have been arranged in a manner that adheres to the basic internal control criteria. The authorization circuits and system are analyzed and assessed periodically to ensure that the Board of Directors is suitably involved in the conduct of the Company’s business.

Furthermore, as from the next financial year, the Company’s internal control shall also be carried out through the Audit Committee. Our Company will organize training courses for the members of the Audit Committee to take place as from May 2004.

Our Syndics Committee is responsible for reviewing and supervising that all the acts carried out in the administration and management of our affairs are lawful, and also checks compliance with our by-laws and with the resolutions adopted by the shareholders’ meetings.

Executive Committee

The Executive Committee is made up of five directors. The Chairman, First Vice-chairman and Alternate Vice-chairman are ex officio members of the Executive Committee. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, M. Marcelo Mindlin, Saúl Zang and Oscar P. Bergotto.

The executive committee is responsible for the management of the day-to-day business delegated by the board of directors in accordance with applicable law and our bylaws. Our bylaws authorize the executive committee to:

•	designate the managers and establish the duties and compensation of such managers;

•	grant and revoke powers of attorney on behalf of us;

•	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

•	enter into contracts related to our business;

•	manage our assets;

•	enter into loan agreements for our business and set up liens to secure our obligations; and

•	perform any other acts necessary to manage our day-to-day business.

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Audit Committee

Pursuant to the System governing the Transparency of Public Offers established through Decree 677/01, the rules of the National Securities Commission (CNV), CNV Resolution Nº 400 and 402; and as from the first fiscal year subsequent to the effectiveness of Decree 677/01, the Board of Directors established that the Audit Committee shall be a Committee of the Board of Directors whose main function will be to assist the Board in performing its duty of exercising due care, diligence and competence in issues relating to our company, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors.

The Audit Committee shall be made up of three (3) or more Full Directors, most of whom shall be Independent Directors. The number of members and their appointment shall be dealt with at the first Board meeting held immediately after the Annual Ordinary Meeting and members so appointed shall remain in the post until the following Annual Ordinary Meeting.

Only Directors that are proficient in business, financial or accounting matters may be appointed to the Audit Committee.

The Audit Committee shall issue its own rules of procedure and the Board of Directors must be informed of the latter.

Each year the Audit Committee shall prepare an action plan for the year, and shall submit it to the Board of Directors and the Syndics Committee within sixty (60) consecutive days following the financial opening date.

Upon the presentation and publication of the annual financial statements, the Audit Committee shall submit a Management Report addressed to the Board of Directors explaining how it dealt with the matters coming under its competence as envisaged in section 15 of Chapter III of the CNV Rules during the year under review.

The Audit Committee shall issue an opinion regarding the proposal by the Board of Directors to appoint and remove the external auditors to be retained by the Company and shall ensure their independence; it will review the plans of the external auditors and assess their performance, issuing its opinion on this matter addressed to the Board of Directors and included in the annual management report.

It shall be responsible for supervising internal systems, the operation of the internal control systems and the system for maintaining accounting records; it will check the reliability of the system for maintaining accounting records and any financial information; it will review the plans of the internal auditors and assess their performance, approving and supervising the progress of the Annual Audit Plan.

It will supervise the enforcement of policies governing risk management information relating to our Company; it will provide complete information regarding transactions involving a conflict of interest with members of company bodies or controlling shareholders; it will issue an opinion regarding Directors’ and Administrators’ emoluments and share option plans, the issue of shares, and transactions with related parties; and it will issue a report prior to any decision by the Board of Directors to purchase shares in our company.

Our company will organize training courses for the members of the Audit Committee, to be carried out as from May 2004, for the members that will perform duties during that financial year.

Senior Management

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Our board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of our board of directors.

The following table shows information about our current senior management:

Name	Years old	Position	Current position held since
Eduardo S. Elsztain	43	Chief Executive Officer	1991
M. Marcelo Mindlin	39	Executive Vice-President	1991
M. Marcelo Mindlin	39	Chief Financial Officer	2001
Gabriel A. Reznik	45	Chief Technical Officer	1992
Fernando A. Elsztain	42	Comercial Director	1994
Oscar P. Bergotto	59	Chief Treasury Officer	1991

Systems for the remuneration of Senior management

In general the remuneration of our Senior Management consists of a fixed sum that takes into account the training, capability and experience of each executive and an annual bonus that varies according to the Company’s results and fulfillment of their individual objectives by each of the executives.

We have signed Employment Contracts with four executives and a Contract for the Participation by Management in the Capital Stock with eight executives, the details of which are described below.

We have not set up variable remuneration schemes, nor are there option plans or retirement or pension plans, nor any other remuneration systems for executives than those described.

Compensation

On October 30, 1997, our shareholders authorized us to enter into executive employment agreements with each of Eduardo S. Elsztain, M. Marcelo Mindlin, Saúl Zang and Oscar P. Bergotto. These employment agreements were executed on December 27, 1997 and approved by our shareholders at an extraordinary shareholders meeting on April 7, 1998. Pursuant to these employment agreements, Messrs. Elsztain, Mindlin, Zang and Bergotto will serve in their current capacity as directors or senior managers and are restricted from participating in real estate activities in Argentina that are the same as our business activities. Under these employment agreements, Messrs. Elsztain, Mindlin, Zang and Bergotto are each entitled to receive annual compensation in the aggregate of approximately Ps. 750,000, subject to an annual 4% increase.

The initial term of these employment agreements is seven years, although they may be terminated prior to their expiration by us or the relevant executive. If we terminate the employment agreements without cause, we will be liable to the relevant executive for two years of compensation.

Supervisory Committee

The Surveillance Committee is in charge of reviewing and supervising the administrative performance and other aspects of our Company, and of complying with the by-laws and decisions adopted by the shareholders’ meetings. The members of the surveillance committee are designated by the annual shareholders’ ordinary meeting to hold office for one year. The surveillance committee is made up of three

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full syndics and three alternate syndics.

The following table provides information about the members of our surveillance council, designated at the annual shareholders’ ordinary meeting held on November 5, 2002.

Nombre	Cargo
Martín Barbafina	Syndic
José D. Abelovich	Syndic
Marcelo H. Fuxman	Syndic
Corina I. Pando	Syndic Alternate
Diego Niebhur	Syndic Alternate
Carlos A. Rebay	Syndic Alternate

All members of the surveillance council are independent, under the terms of Resolution No. 400 of the National Securities Commission. However, they have provided remunerated professional assistance in relation to companies covered by section 33 of Law No. 19550.

Set forth below is a brief biographical description of each member of our supervisory committee.

Martín Barbafina. Mr. Barbafina obtained a degree in accounting from the Universidad Católica Argentina. He is a partner of PricewaterhouseCoopers. He is also a member of the supervisory committee of APSA, Cresud, Metrovías S.A. and Grupo Concesionario del Oeste.

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano and Associates/SC International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/PricewaterhouseCoopers and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of APSA, SAPSA, Hoteles Argentinos and Inversora Bolívar.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano and Associates/SC International, a public accounting firm in Argentina. He is also a member of the supervisory committee of APSA, SAPSA and Inversora Bolívar.

Corina I. Pando. Mss. Pando obtained a degree in accounting from the Universidad Católica Argentina. She is a partner of PricewaterhouseCoopers. She is also a member of the supervisory committee of Ford Argentina S.A., Unilever Argentina S.A. and Massalin Particulares S.A. .

Diego Niebhur. Mr. Niebhur obtained a degree in accounting from the Universidad Católica Argentina. He is a partner of PricewaterhouseCoopers. He is also a member of the supervisory committee of Cresud, Commercial Union S.A., Ford Credit Cía. Financiera S.A., Nutricia Bagó S.A., Ace Seguros, EPSON Argentina S.A..

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Carlos A. Rebay. Mr. Rebay obtained a degree in accounting and a degree in administration from the Universidad Argentina de la Empresa. He is a partner of PricewaterhouseCoopers. He is also a member of the supervisory committees of Massalín Particulares S.A., Hart S.A., Tapiales S.A. and AT&T Argentina S.A.

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STOCK MARKET INFORMATION

New York Stock Exchange

Our Global Depository Shares (GDS), which each represent 10 ordinary shares, are listed on the New York stock Exchange under the ticker code “IRS”. Our GDS began to list on the New York Stock Exchange on December 20, 1994 and were issued by the Bank of New York, Inc., in its capacity as depository. However, it should not be assumed that our GDS will list at a multiple of 10 times the price of each ordinary share. The following table shows the maximum and minimum closing prices for our GDS on the New York stock Exchange for the periods indicated.

US$ per GDS
	Maximum		Minimum
Fiscal year
2003	10 [9]	/25	3 [43]	/50
2002	16 [2]	/25	3 [33]	/50
2001	22 [2]	/9	13
2000	31 [1]	/4	19 [6]	/7
1999	33 [1]	/2	16
1998	40 [1]	/3	25 [1]	/5

	Maximum		Minimum
Quarter
2003
4th quarter	6 [11]	/100	3 [43]	/50
3rd quarter	6 [1]	/50	6 [79]	/100
2nd quarter	8		5 [1]	/4
1st quarter	10 [9]	/25	7 [24]	/25
2002
4th quarter	6 [1]	/10	3 [2]	/3
3rd quarter	6 [2]	/7	4 [1]	/4
2nd quarter	9 [3]	/4	4 [9]	/10
1st quarter	16		9 [4]	/5
2001
4th quarter	17 [1]	/9	13
3rd quarter	20 [1]	/2	14 [1]	/2
2nd quarter	20 [59]	/64	14	1/2
1st quarter	22 [2]	/9	20	1/2

	Maximum		Minimum
Month (fiscal 2003)
June	10 [1]	/20	8 [22]	/25
May	9 [47]	/50	8 [3]	/50
April	10 [9]	/25	7 [24]	/25
March	8		6 [22]	/25
February	7 [59]	/100	6 [10]	/25
January	6 [51]	/100	4 [1]	/4

Source: Bloomberg.

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Buenos Aires Stock Exchange

Our ordinary shares list on the Buenos Aires Stock Exchange under the ticker code “IRSA” Our ordinary shares began to be listed on the Buenos Aires Stock Exchange in 1948. The following table shows maximum and minimum closing prices for our ordinary shares on the Buenos Aires stock Exchange in the periods indicated.

	Pesos per share
	Maximum	Minimum
Fiscal year
2003	2,88	1,44
2002	1,88	0,58
2001	2,23	1,30
2000	3,15	1,99
1999	3,37	1,63
1998	4,08	2,52

	Máximo	Mínimo
Quarter
2003
4th quarter	2,88	2,32
3rd quarter	2,53	1,82
2nd quarter	2,25	1,75
1st quarter	2,20	1,44
2002
4th quarter	1,88	1,26
3rd quarter	1,45	0,76
2nd quarter	0,97	0,58
1st quarter	1,59	1,00
2001
4th quarter	1,71	1,30
3rd quarter	2,06	1,47
2nd quarter	2,08	1,46
1st quarter	2,23	2,06

	Maximum	Minimum
Month (fiscal 2003)
June	2,85	2,50
May	2,78	2,32
April	2,88	2,40
March	2,53	2,20
February	2,37	2,10
January	2,26	1,82

Source: Bloomberg.

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IRSA Inversiones y Representaciones

Sociedad Anónima

and subsidiaries

Free translation of the

Consolidated Financial Statements

for the years ended

June 30, 2003 and 2002

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Balance Sheets as of June 30, 2003 and 2002

In thousands of pesos

	June 30, 2003 (Notes 2 and 3)	June 30, 2002 (Notes 2 and 3)
ASSETS
CURRENT ASSETS
Cash and banks	87,182	27,903
Investments (Note 8)	139,105	41,348
Mortgages and leases receivables (Note 5)	35,594	13,489
Other receivables (Note 6)	12,147	43,315
Inventory (Note 7)	14,575	27,115

Total Current Assets	288,603	153,170

NON-CURRENT ASSETS
Mortgages receivables (Note 5)	2,777	3,523
Other receivables (Note 6)	123,926	103,686
Inventory (Note 7)	8,767	52,317
Investments (Note 8)	433,760	594,865
Fixed assets (Note 9)	1,197,521	380,703
Intangible assets	3,239	4,440

Subtotal	1,769,990	1,139,534
Goodwill	(5,629)	—

Total Non-Current Assets	1,764,361	1,139,534

Total Assets	2,052,964	1,292,704

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	25,805	13,736
Mortgages payable	2,100	—
Customer advances (Note 10)	13,212	2,170
Short term-debt (Note 11)	87,434	634,597
Salaries and social security charges	5,393	1,151
Taxes payable	9,778	14,156
Other liabilities (Note 12)	28,736	15,219

Total Current Liabilities	172,458	681,029

NON-CURRENT LIABILITIES
Trade accounts payable	3,609	—
Customer advances (Note 10)	25,260	—
Long term-debt (Note 11)	592,104	160
Taxes payable	1,684	664
Other liabilities (Note 12)	7,331	3,237

Total Non-Current Liabilities	629,988	4,061

Total Liabilities	802,446	685,090
Minority interest	441,332	84,894
SHAREHOLDERS’ EQUITY	809,186	522,720

Total Liabilities and Shareholders’ Equity	2,052,964	1,292,704

The accompanying notes are an integral part of these Consolidated Financial Statements.

M. Marcelo Midlin

Vice-president

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Income

For the years beginning on

July 1, 2002 and 2001

and ended June 30, 2003 and 2002

In thousands of pesos

	June 30, 2003 (Notes 2 and 3)	June 30, 2002 (Notes 2 and 3)
Mortgages, leases and services	212,935	137,640
Costs of sales, leases and services	(142,950)	(84,093)

Gross income	69,985	53,547
Selling expenses	(25,583)	(11,281)
Administrative expenses	(41,725)	(32,057)

Subtotal	(67,308)	(43,338)
Loss on purchasers rescissions of sales contracts	9	—
(Loss) in credit card trust	(4,077)	—
Results from operations and holding of real estate assets (Note 13)	11,053	(46,840)

Operating income (Note 4)	9,662	(36,631)
Depreciation of goodwill	(6,631)	—
Financial results generated by assets (Note 14)	51,822	(187,606)
Financial results generated by liabilities (Note 14)	274,077	(309,954)
Net income in related companies	(12,877)	102
Other income and expenses, net (Note 15)	2,875	(4,857)

Income (loss) before tax and minority interest	318,928	(538,946)
Minority interest	(33,889)	4,931
Income tax and asset tax	1,406	(5,099)

Income (loss) for the year (Note 4)	286,445	(539,114)
Earning per share
Basic	1,37	(2,60)
Diluted	0,57	(2,60)

The accompanying notes are an integral part of these Consolidated Financial Statements.

M. Marcelo Midlin

Vice-president

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Statements of Consolidated Cash Flows (1)

For the years beginning on

July 1, 2002 and 2001

and ended June 30, 2003 and 2002

In thousands of pesos

	June 30, 2003 (Notes 2 and 3)	June 30, 2002 (Notes 2 and 3)
CHANGES IN CASH

Cash and cash equivalents as of beginning of year	28,377	37,387

Cash and cash equivalents as of end of year	187,342	28,377

Net increase (decrease) in cash and cash equivalents	158,965	(9.010)

CAUSES OF CHANGES IN CASH
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) for the year	286,445	(539,114)
(Less) Plus income tax accrued for the year	(1,406)	5,099
Adjustments to reconcile net loss to cash flow from operating activities:
• Equity in earnings of affiliated companies	12,877	(102)
• Minority interest in related companies	33,889	(4,931)
• Results from repurchase Notes	(25,192)	—
• Allowances and provisions	13,008	1,477
• Amortization and depreciation	78,784	23,635
• Loss from operations and holding of real estate assets	(957)	46,781
• Financial results	(383,672)	330,409
• (Loss)/ Gain from the sale of fixed assets and intangible assets	(2,132)	—
Changes in assets and liabilities:
• Increase in current investments	(4,604)	(18,095)
• (Increase)/Decrease in non-current investments	(2,362)	1,103
• (Increase)/Decrease in mortgages and leases receivables	(8,992)	42,662
• (Decrease)/Increase in other receivables	13,099	(15,032)
• Decrease in inventory	35,448	59,284
• Increase in intangible assets	(580)	—
• (Decrease)/Increase in taxes payable, salaries and social security and customer advances	(8,707)	1,106
• (Decrease)/Increase in accounts payable	(2,938)	9,314
• Increase in accrued interest	56,515	81,157
• Cash dividends received	608	2,805
• (Decrease)/Increase in other liabilities	(2,073)	25,620

Net cash provided by operating activities	87,058	53,178

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease from equity interest in subsidiary companies and equity investees	—	134,769
• Increase from equity interest in subsidiary companies and equity investees	(31,744)	(21,712)
• Payment for acquisition of undeveloped parcels of land	(208)	(3,317)
• Loans granted to related parties	—	(105,714)
• Sales of intangible assets	2,132	—
• Purchase and improvements of fixed assets	(7,659)	(23,663)

Net cash used in investing activities	(37,479)	(19,637)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds from short-term and long-term debt	397,310	170,045
• Payment of short-term and long-term debt	(270,962)	(210,641)
• Cash contribution from minority shareholders	89	3,437
• Increase in mortgages payable	(9,604)	—
• Increase in intangible assets	(6,265)	(3,408)
• Payment of seller financing	(1,182)	(1,984)

Net cash provided by (used in) financing activities	109,386	(42,551)

Net increase (decrease) in cash and cash equivalents	159,965	(9,010)

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Consolidated Financial Statements.

M. Marcelo Midlin

Vice-president

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Statements of Consolidated Cash Flows (Continued)

For the years beginning on

July 1, 2002 and 2001

and ended June 30, 2003 and 2002

In thousands of pesos

	June 30, 2003 (Notes 2 and 3)	June 30, 2002 (Notes 2 and 3)
Supplemental cash flow information

Non-cash activities:

• Increase in inventory though a decrease in fixed assets	19,851	41,420
• Increase in mortgages through a decrease in mortgages receivable	—	2,809
• Decrease in mortgages receivable through the trust	—	23,368
• Increase in inventory through a decrease in mortgages receivable	2,757	—
• Increase in non-current investments through a decrease in other receivables	117	—
• Increase in fixed assets through a decrease in inventory	1,212	—
• Increase in undeveloped parcels of land through a decrease in inventory	39,529	—
• Decrease in short and long term-debt though a decrease in investments	—	6,315
• Increase in short and long term-debt though a decrease in other liabilities	35,341	—
• Decrease in short and long term-debt though a decrease in intangible assets	966	—
• Decrease in non-current investments through a decrease in other liabilities	—	38,115
• Increase in inventory through an increase in mortgages payable	2,078	—
• Increase in fixed asset through an increase in mortgages payable	928	—
• Decrease in investments through an increase in mortgages receivable	1,966	—
• Increase in investments through a decrease in mortgages receivable	760	22,699
• Increase in customer advances through a decrease in other liabilities	2,856	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the consolidated financial statements

For the years beginning on

July 1, 2002 and 2001

and ended June 30, 2003 and 2002

In thousands of pesos

NOTE 1: ARGENTINE ECONOMIC SITUATION

Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, a financial system in crisis, and an economic recession that has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment, mainly through the end of 2002.

To overcome the mentioned crisis, as from December 2001 the government issued measures, laws, decrees and regulations that involved profound changes to the prevailing economic model. Among the measures adopted was the floating of the exchange rate that led to a significant devaluation during the first months of 2002, and the pesification of certain assets and liabilities in foreign currency held in Argentina.

This situation generated a significant and uneven increase in economic indicators, such as the rate of exchange, the domestic wholesale price index used for restatement of the financial statements for the previous year and specific indicators for the Company’s goods and services, mainly during 2002. These circumstances affect comparability of the financial statements submitted, which must be interpreted in the light of those circumstances.

Impact on the Company’s financial position

As mentioned in Note 5 to the basic financial statements, during November 2002, the Company successfully completed the restructuring of its financial debt.

Along these lines, the current cash position will enable the Company to take advantage of the opportunities available on the real estate market, as it did over the previous decade.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 2: BASIS OF CONSOLIDATION – CORPORATE CONTROL

a) Basis of consolidation

The consolidated financial statements were prepared in accordance with the procedure established in Technical Resolution No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.), which calls for the consolidation of every line in the Balance Sheet as at 30 June 2003 and 2002 of IRSA Inversiones y Representaciones Sociedad Anónima, the Statement of Income and Statement of Changes in Financial Position for the years ended on those dates, with the financial statements of the companies in which it possesses direct or indirect decisive voting power.

All significant intercompany balances and transactions have been eliminated in consolidation.

The following table shows the data concerning the corporate control:

	DIRECT OR INDIRECT % OF CAPITAL		DIRECT OR INDIRECT % OF VOTING SHARES
	June 30, 2003	June 30, 2002	JUNE, 30 2003	JUNE, 30 2002
COMPANIES
Ritelco S.A.	100,00	—	100,00	—
Palermo Invest S.A.	66,67	66,67	66,67	66,67
Abril S.A.	83,33	83,33	83,33	83,33
Pereiraola S.A.	83,33	83,33	83,33	83,33
Baldovinos S.A.	83,33	83,33	83,33	83,33
Hoteles Argentinos S.A.	80,00	80,00	80,00	80,00
Buenos Aires Trade & Finance Center S.A. (1)	100,00	50,00	100,00	50,00
Alto Palermo S.A. (“APSA”)	54,79	49,69	54,79	49,69

(1)	On August 16, 2002, the Company and RAGHSA S.A. agreed: i) the redistribution of the block 5M, of the Old Puerto Madero of the City of Buenos Aires, ii) the division and distribution of the charge and commitment to build on those plots of land, previously undertaken before Corporación Antiguo Puerto Madero S.A.(CAPM), iii) the renegotiation of the other commitments and obligations also assumed before CAPM and iv) the exchange of the shares issued by ARSA, BARSA and BAT&FCSA, respectively, which own the plots of land included in block 5M. As a result of the share exchange, the Company now owns 100% of the shares in BAT&FCSA, and transferred its 50% interest in ARSA and BARSA respectively, to RAGHSA S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 2: (Continued)

As a result of the consolidation of the related company Alto Palermo S.A. since the beginning of this fiscal year the Company has discontinued the application of the proportional consolidation method in the preparation of the income statements. Accordingly, the financial statement figures originally issued as of June 30, 2002 have been reclassified to conform them to the comparative presentation as of June 30, 2003.

b) Consideration of the effects of inflation

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards. At June 30, 2003, however, this deviation has not had a material effect on the financial statements.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

The following concepts are included together in the Statement of Operations as “Financial results generated by assets” and “Financial results generated by liabilities”:

a. The result due to exposure to changes in the purchasing power of the currency

b. Other holding gains and losses arising during the year.

c. Financial results.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 2: (Continued)

c. Comparative information

Balances at June 30, 2002 shown in these financial statements for comparative purposes result from restating the amounts in the financial statements at those dates following the guidelines indicated in Note 2.b.

Certain reclassifications of prior information have been made to conform with the current year presentation.

d. Acquisition of related companies

During the year, the Company acquired 30.955% of the capital stock and registered, non-endorsable, convertible negotiable obligations issued by Valle de Las Leñas S.A., falling due on October 31, 2005, with a face value of US$ 3.7 million, for approximately US$ 2.4 million. On March 4, 2003, the Company sold all its shareholding and negotiable obligations in Valle de las Leñas S.A. for US$ 6.5 million.

e. Sales in jointly controlled affiliated companies incorporated abroad

i)	Latin American Econetworks N.V (LAE) : On November 7, 2001, the Company sold its interest in LAE for a total consideration of US$ 5,250. The price was fully collected on that date. In July 2000, this company was conceived as a developer of software, technology and internet services.

ii)	Brazil Realty S.A. Empreendimentos e Participaçoes (“Brazil Realty”): As established by the agreement signed on February 28, 2002 and the First Amendment dated May 3, 2002, between Ritelco S.A, IRSA International Limited, IRSA and Creed Holding Ltd, through its subsidiary Ritelco S.A., the Company sold 100% of its participation in Brazil Realty for US$ 44,187 thousand, which had been collected in full at the date of issue of these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 2, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima.

a. Shares and options of Banco Hipotecario S.A.

The shares in Banco Hipotecario S.A. held by Ritelco S.A. (a wholly-owned subsidiary) have been valued at their quotation at the end of the year, less estimated selling expenses, while options were valued at restated cost as mentioned in Note 1.4 to the individual financial statements or estimated net realizable value, whichever is lower.

b. Revenue Recognition

The Company’s revenues mainly stem from office rental, shopping center operations, development and sale of real estate, hotel operations and, to a lesser extent, from e-commerce activities.

See Note 4 for details on the Company’s business segments. As discussed in Note 2.a., the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 4 of the F.A.C.P.C.E., amended by technical pronouncement N°19.

•	Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 3: (Continued)

b. Revenue Recognition (Continued)

•	Leases and services from shopping center operations (Continued)

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease. The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

•	Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of business each day.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 3: (Continued)

b. Revenue Recognition (Continued)

•	International operations

As of December 31, 2001, the Company held a 49.95% ownership interest in Brazil Realty, a company operating in Brazil, which business primarily comprised the same type of operations related to real estate conducted by the Company in Argentina. See Note 2.e.ii), the Company sold its ownership interest in Brazil of February 28, 2002.

c. Intangible assets, net

Intangible assets are carried at cost adjusted for inflation, less accumulated depreciation.

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls and the new e-business projects restated into year-end currency. Those expenses are amortized by the straight-line method in periods ranging from 2 to 3 years for each shopping mall or project, beginning as from the date of inauguration or commencement of operations.

•	Advertising expenses

Advertising expenses relate to the Torres de Abasto project, the opening of Abasto Shopping adjusted for inflation at the end of the year. The expenses incurred in relation to Torres de Abasto project are recognized in the statement of operations as determined under the percentage-of-completion method. Other advertising expenses are amortized under the straight-line method over a term of 3 years.

•	Investment proyects

Investment projects represent expenses primarily related to marketing efforts incurred by the Alto Palermo S.A for the selling of merchadise through certain means of communication. These costs are capitalized and amortized to income under the straight-line method as from the start up date of the project. These expenses are written off upon abandonment or disposal of project.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 3: (Continued)

c. Intangible assets, net (Continued)

•	Tenants list-Patio Bullrich

This item represents the acquired tenant list of the Patio Bullrich shopping mall and is amortized using the straight-line method over a five-year period.

Intangible assets include advertising costs incurred by the subsidiary APSA, that cannot be capitalized in accordance with current accounting standards, but which will be amortized in the coming year by the Company through application of transition rules.

The value of these assets, net of the provision recorded, does not exceed the estimated recoverable value at the end of the year.

d. Goodwill

Negative goodwill represents the market value of net assets of the subsidiaries at the percentage participation acquired in excess of acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 1.4. and amortization has been calculated by the straight-line method based on an estimated life of 18 years, considering the weighted average of the remaining useful life of identifiable assets of the issuer subject to depreciation.

Amortization has been classified under “Results of corporations under sect. 33 of Law No. 19550” in the Statement of Operations.

e. Issuance of new technical pronouncements

In accordance with mentioned in Note 1.1 to the individual financial statements, the main modifications introduced by the new Technical Pronouncements involving significant adjustments to the Company’s financial statements.

NOTA 4: SEGMENT INFORMATION

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, International and Others. As discussed in Note 2.a., the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 4 of the F.A.C.P.C.E., amended by technical pronouncement N°19.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTA 4: (Continued)

A general description of each segment follows:

•	Development and sale of properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

•	Office and other non-shopping center rental properties

This segment includes the operating results of the Company’s lease and service revenues of office space and other non-retail building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	International

This segment includes the results of operations:

-Brazil: for the period ended March 31, 2002. As mentioned in Note 2.e.ii), the Company sold its ownership interest in Brazil in February 2002.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes the results in equity investees of the Company relating to Internet, telecommunications and other technology-related activities of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 4: (Continued)

The Company measures its reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 2 to the financial statements and in Note 3 to the consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of June 30, 2003:

	Sales and developments	Office and Others (a)	International	Shopping centers	Hotels	Financial and other operations	Total
Income	47,241	17,770	—	113,754	34,170	—	212,935
Costs	(47,113)	(9,093)	—	(67,088)	(19,656)	—	(142,950)
Gross income	128	8,677	—	46,666	14,514	—	69,985
Administrative expenses	(6,144)	(4,438)	—	(21,394)	(9,749)	—	(41,725)
Selling expenses	(4,023)	(80)	—	(17,594)	(3,886)	—	(25,583)
Loss on purchasers rescissions of sales contracts	9	—	—	—	—	—	9
Net loss in credit card trust	—	—	—	(4,077)	—		(4,077)
Results from operations and holding of real estate assets	12,944	(1,891)	—	—	—	—	11,053

Operating income	2,914	2,268	—	3,601	879	—	9,662

Depreciation of goodwill	—	—		(6,631)	—		(6,631)
Financial results	(22)	(187)	—	96,683	11,873	217,552	325,899
Net income in related companies	(285)	—	—	(12,072)	1,808	(2,328)	(12,877)
Others income and expenses	—	—	—	13,272	—	(10,397)	2,875
Income before tax	2,607	2,081	—	94,853	14,560	204,827	318,928
Minority interest	5,135	(1,386)	—	(35,212)	(2,426)	—	(33,889)
Income tax	517	(991)	—	(47,006)	(711)	49,597	1,406
Income for the year	8,259	(296)	—	12,635	11,423	254,424	286,445

Depreciation and amortization (b)	3,637	5,961	—	52,641	5,435	—	67,674

Addition of fixed assets and intangible assets	6,606	5,469	—	3,449	26	—	15,550
Non-current investments in other companies	—	—	—	8,527	13,387	—	21,914
Operating assets	299,381	255,890	—	994,917	112,124	—	1,662,312
Non- Operating assets	43,859	37,487	—	54,029	3,030	252,247	390,652
Total assets	343,240	293,377	—	1,048,946	115,154	252,247	2,052,964
Operating liabilities	6,562	4,581	—	69,349	4,664	—	85,157
Non-Operating liabilities	6,498	5,554	—	21,369	2,759	681,109	717,289
Total liabilities	13,060	10,135	—	90,718	7,423	681,109	802,446

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income/loss.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 4: (Continued)

As of June 30, 2002

	Sales and developments	Office and Others (c)	International	Shopping centers	Hotels	Financial and other operations	Total
Income	54.376	44.472	—	—	38.792	—	137.640
Costs	(43.460)	(13.193)	—	—	(27.440)	—	(84.093)
Gross income	10.916	31.279	—	—	11.352	—	53.547
Administrative expenses	(11.197)	(6.060)	(1.261)	(1.393)	(12.146)	—	(32.057)
Selling expenses	(6.753)	(590)	—	—	(3.938)	—	(11.281)
Loss on purchasers rescissions of sales contracts	—	—	—	—	—	—	—
Results from operations and holding of real estate assets	(26.798)	(49.285)	35.855	—	(6.612)	—	(46.840)

Operating income	(33.832)	(24.656)	34.594	(1.393)	(11.344)	—	(36.631)

Financial results	(20.851)	(16.668)	—	—	(21.727)	(438.314)	(497.560)
Net income in related companies	1.614	—	(3.379)	(4.611)	4.664	1.814	102
Others income and expenses	—	—	—	—	—	(4.857)	(4.857)
Income before income tax	(53.069)	(41.324)	31.215	(6.004)	(28.407)	(441.357)	(538.946)
Minority interest	(4.681)	—	—	—	9.612	—	4.931
Income tax	1.747	(5.236)	(1.282)	(789)	625	(164)	(5.099)
Income for the year	(56.003)	(46.560)	29.933	(6.793)	(18.170)	(441.521)	(539.114)

Depreciation and amortization (d)	(10.342)	9.444	(212)	—	7.021	—	5.911

Addition of fixed assets and intangible assets	1.639	20.747	—	—	1.277	—	23.663
Non-current investments in other companies	—	—	—	348.648	11.522	2.982	363.182
Operating assets	356.644	276.199	—	302.670	115.588	—	1.051.101
Non-operating assets	43.095	30.991	29.361	37.068	14.234	86.854	241.603
Total assets	399.739	307.190	29.361	339.738	129.822	86.854	1.292.704
Operating assets	10.115	7.833	—	8.584	4.681	—	31.213
Non-operating liabilities	5.796	4.474	462	4.903	2.118	636.123	653.877
Total liabilities	15.911	12.307	462	13.487	6.799	636.123	685.090

(c)	Includes offices, commercial and residential premises.
(d)	Included in operating income/loss.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 5: MORTGAGES AND LEASES RECEIVABLES

The breakdown for this item is as follows:

	June 30, 2003		June 30, 2002
	Current	Non- Current	Current	Non- Current
Debtors from sale of real estate	3,805	1,789	8,631	2,103
Unearned interest	(67)	(194)	(454)	(421)
Debtors from rent	45,973	1,236	1,259	—
Rent in litigation	22,054	—	1,360	—
Debtors under legal proceedings	2,338	—	1,114	—
Checks to be deposited	6,177	—	—	—
Related parties	137	—	805	1,841
Trade accounts receivable for hotel activities	1,877	—	2,146	—
Less:
Allowance for doubtful accounts	(46,700)	(54)	(1,372)	—

	35,594	2,777	13,489	3,523

NOTE 6: OTHER RECEIVABLES

The breakdown for this item is as follows:

	June 30, 2003		June 30, 2002
	Current	Non- Current	Current	Non- Current
Asset tax	59	48,674	2,606	16,425
Value Added Tax (VAT)	310	2,542	524	1,375
C.N. Hacoaj Project	—	—	666	—
Related parties	633	17	293	82,377
Guarantee deposits	890	693	—	—
Prepaid expenses	169	—	2,982	—
Expenses to be recovered	1,989	—	—	—
Administration Fund	232	—	—	—
Advances to be rendered	824	—	—	—
Accounts receivable from sale of Brazil Realty S.A.	—	—	29,361	—
Gross sales tax	252	318	—	—
Deferred income tax	—	66.134	—	2.979
Sundry debtors	2,079	—	2,717	487
Operation pending settlement	40	—	354	—
Income tax prepayments and withholdings	983	31	374	—
Country club debtors	462	—	494	—
Rebilled condominium expenses	651	—	—	—
Trust accounts receivable	—	433	—	—
Tax credit certificates	2,265	—	2,598	—
Interest rate swap receivable	307	8,172	—	—
Present value – other receivables	—	(3,106)	—	—
Other	2	18	346	43

	12,147	123,926	43,315	103,686

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 7: INVENTORY

The breakdown for this item is as follows:

	June 30, 2003
	Current	Non- Current
Constitución 1111	—	—
Dique II	5,648	—
Dique IV	—	—
Minetti “D”	42	—
Madero 1020	1,373	—
Caballito plots of land	—	—
Padilla 902	—	—
Pilar	—	—
Rivadavia 2768	116	—
Sarmiento 517	245	—
Torres Jardín	245	—
Abril/Baldovinos	5,397	5,822
Alto Palermo Park	—	—
Salguero 3331	—	2,945
Alto Palermo Plaza	—	—
Benavídez	—	—
Torres de Abasto	555	—
Resale merchadise	99	—
Bonus merchadise	105	—
Other properties	396	—
Other	354	—

	14,575	8,767

	June 30, 2002
	Current	Non- Current
Constitución 1111	4,233	—
Dique II	—	—
Dique IV	—	6,161
Minetti “D”	—	218
Madero 1020	5,315	—
Caballito plots of land	—	13,619
Padilla 902	—	246
Pilar	—	3,407
Rivadavia 2768	—	154
Sarmiento 517	—	662
Torres Jardín	400	293
Abril/Baldovinos	9,376	12,696
Alto Palermo Park	5,118	—
Salguero 3331	—	—
Alto Palermo Plaza	2,345	—
Benavídez	—	14,209
Torres de Abasto	—	—
Resale merchadise	—	—
Bonus merchadise	—	—
Other properties	328	652
Other	—	—

	27,115	52,317

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 8: INVESTMENTS

The breakdown for this item is as follows:

	June 30, 2003	June 30, 2002
Current
Cedro (1)	129	—
Lebacs (1)	1,361	—
Bocanova (1)	305	—
Boden (1)	1,329	—
IRSA I Trust Exchangeable Certificate (1)	1,324	—
Banco Hipotecario S.A. (1)	—	12,946
Time deposits and money markets	27,505	474
Mutual funds (1)	102,396	27,928
Tarshop Trust (1)	4,719	—
Other investments	37	—

	139,105	41,348

Non-current
Alto Palermo S.A.	—	348,452
Llao – Llao Resorts S.A.	13,387	11,522
Alto Invest S.A.	—	196
Banco de Crédito y Securitización S.A.	7,007	7,007
Banco Hipotecario S.A.	23,677	7,304
IRSA Telecomunicaciones N.V.	—	2,982
Pérez Cuesta S.A.C.I.	5,628	—
E-Commerce Latina S.A	2,899	—
IRSA I Trust Exchangeable Certificate	8,777	11,008
Tarshop Trust	2,567	—
Other investments	—	6
Art work	37	37
Other	—	—

	63,979	388,514

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 8: (Continued)

	June 30, 2003	June 30, 2002
Undeveloped parcels of land:
Constitucion 1111	1,146	—
Dique IV	6,160	—
Caballito plots of land	13,616	—
Padilla 902	71	—
Pilar	3,109	—
Torres Jardín IV	2,231	2,231
Puerto Retiro	46,257	46,266
Benavidez	10,748	—
Santa María del Plata	124,594	115,980
Pereiraola	21,875	21,844
Buenos Aires Realty S.A.	—	5,249
Bs. As. Trade and Finance Center S.A	25,973	6,562
Argentine Realty S.A.	—	5,123
Air space Supermercado Coto	9,080	—
Caballito	26,000	—
Rosario	51,501	—
Neuquén	8,539	—
Alcorta Plaza	15,950	—
Other parcels of undeveloped land	2,931	3,096

	369,781	206,351

	433,760	594,865

(1)	Not considered as cash for purposes of the statement of cash flows.
(2)	$ 29,741 and $ 27,928 corresponding to the “Dolphin Fund PLC” mutual investment fund at June 30, 2003 and 2002, not considered as cash for purposes of the statement of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 9: FIXED ASSETS

The breakdown for this item is as follows:

	June 30, 2003	June 30, 2002
Hotels
Hotel Intercontinental	57,177	59,960
Hotel Libertador	39,890	42,098
Piscis	—	582

	97,067	102,640

Office buildings
Avda. de Mayo 595	4,112	4,201
Avda. Madero 942	2,006	4,655
Edificios costeros (Dique II)	17,937	23,822
Laminar Plaza	28,021	28,479
Libertador 498	35,444	37,918
Libertador 602	2,488	2,528
Madero 1020	6,433	10,139
Maipú 1300	40,771	41,495
Reconquista 823	17,075	17,766
Sarmiento 517	166	259
Suipacha 652	9,945	10,139
Alto Palermo Plaza	2	847
Intercontinental Plaza	63,728	65,079
Costeros Dique IV	17,566	17,841

	245,694	265,168

Commercial real estate
Alsina 934	1,485	1,513
Constitución 1111	403	408

	1,888	1,921

Other fixed assets
Abril	2,189	3,259
Alto Palermo Park	420	802
Thames	3,650	4,104
Other	3,489	2,809

	9,748	10,974

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 9: (Continued)

	June 30, 2003	June 30, 2002
Shopping Center
Alto Avellaneda	105,333	—
Alto Palermo	247,477	—
Paseo Alcorta	72,690	—
Abasto	221,314	—
Patio Bullrich	127,803	—
Buenos Aires Design	25,840	—
Nuevo Noa	23,810	—
Other properties	10,743	—
Other	8,314	—

	843,124	—

Total	1,197,521	380,703

NOTE 10: CUSTOMER ADVANCES

The breakdown for this item is as follows:

	June 30, 2003		June 30, 2002
	Current	Non- Current	Current	Non- Current
Entrance fees	7,442	14,044	—	—
Advance payments for rents	4,183	11,216	61	—
Advance payments from customers	1,587	—	2,109	—

	13,212	25,260	2,170	—

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 11: SHORT AND LONG TERM DEBT

The breakdown for this item is as follows:

	June 30, 2003		June 30, 2002
	Current	Non- Current	Current	Non- Current
Convertible bond APSA 2006 (1)	—	55,550	—	—
Accrued interest- Convertible bond APSA 2006 (1)	2,418	—	—	—
Negotiable obligations APSA (2)	3,640	73,617	—	—
Accrued interest- Negotiable obligations APSA (2)	1,554	—	—	—
Bank debts (3)	71,138	91,464	393,651	160
Accrued interest - bank loans (3)	3,032	—	8,102	—
Bond 100 M. (4)	—	279,235	—	—
Interest-Bond 100 M. (4)	2,765	—	—	—
Negotiable obligations 2009 - principal amount (5)	—	92,238	167,711	—
Negotiable obligations 2009 - accrued interest (5)	2,677	—	607	—
Other	210	—	64,526	—

	87,434	592,104	634,597	160

(1)	Corresponding to the Negotiable Bonds Convertible to stock (CNB) issued by APSA for a value of U$S 50,000 million, as detailed in Note 23 to the consolidated financial statements, net of the CNB underwritten by the Company for $ 29.55 M, net of fees and expenses related to issue of debt to be accrued amounting to $ 139.
(2)	Includes:
(a)	$ 49,621 thousand in unsecured general liabilities belonging to APSA, originally issued for a total value of V$N 85,000,000, which mature on 7 April 2005, on which date the principal will be amortized in full. The terms of the liabilities require APSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans, net of issue expenses.
(b)	$ 9,602 thousand corresponding to secured general liabilities of APSA originally issued for a value of U$S 40.000 M, and which mature on 13 January 2005, on which date the full amount of the principal will be amortized. The current negotiable bonds are secured by the fiduciary assignment in the interest of the holders of the total share capital in Shopping Alto Palermo S.A. The terms of the liabilities require APSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans, net of issue expenses.
(c)	$ 20,406 thousand corresponding to secured general liabilities in Shopping Alto Palermo S.A. (SAPSA). The terms of the liabilities require SAPSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans, net of issue expenses.
(3)	Includes mainly:
(a)	U$S 41.8 million corresponding to an unsecured loan falling due in the year 2009, as detailed in Note 6 to the basic financial statements.
(b)	$ 39,095 thousand current, corresponding to a loan secured with real estate assets belonging to Hoteles Argentinos S.A., as detailed in Note 16 to the consolidated financial statements.
(c)	$ 5,381 thousand corresponding to other current bank loans.
(4)	Corresponding to the issue of Convertible Negotiable Bonds of the Company for a total value of U$S 100 million as set forth in Note 5 to the basic financial statements.
(5)	Corresponding to the issue of Negotiable Bonds secured with certain Company assets maturing in the year 2009, as detailed in Note 5 and 11 c. a to the basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 12: OTHER LIABILITIES

The breakdown for this item is as follows:

	June 30, 2003		June 30, 2002
	Current	Non-current	Current	Non-current
Seller financing	6,625	—	936	815
Dividends payable	1,521	1,182	7,379	—
Intercompany	3,283	1	66	565
Guarantee deposits	726	977	1,088	941
Provision for discounts	9	—	37	—
Provision for lawsuits and contingencies	1,170	4,682	494	401
Directors’ fees	7,840	—	6	—
Rebilled condominium expenses	444	—	551	—
Directors’ deposits	—	8	—	9
Accrual	—	—	120	—
Fund administration	491	—	—	—
Operation pending settlement	16	—	1,015	—
Other provisions	—	—	669	—
Collections on behalf of third parties	5	—	56	—
Pending settlements for sales of plots	113	—	1,075	—
Profits not yet realized	212	902	—	—
Donations payable	4,827	—	—	—
Present value – other liabilities	—	(433)	—	—
Other	1,454	12	1,727	506

	28,736	7,331	15,219	3,237

NOTE 13: RESULTS FROM OPERATIONS AND HOLDINGS OF REAL ESTATE ASSETS

The breakdown for this item is as follows:

	June 30, 2003	June 30, 2002
Results from transactions related to shares of real estate companies	10,099	35,855
Results from holding of real estate assets	954	(82,695)

(1)	11,053	(46,840)

(1)	This item includes losses from the quotation of shares in real estate companies, premiums on issuance of shares earned and losses from the impairment of real estate assets.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 14: FINANCIAL RESULTS, NET

The breakdown for this item is as follows:

	June 30, 2003	June 30, 2002
Financial results generated by assets:
Interest income	17,574	3,993
Interest on discount	(1,693)	—
Gain/(loss) on financial operations	120,032	(132,103)
Exchange gain loss	(71,353)	(52,085)
Loss on exposure to inflation	(12,738)	(7,402)
Other	—	(9)

Total	51,822	(187,606)

Financial results generated by liabilities:
Interest on discount by liabilities	32,063	—
Discounts	36,868	—
Exchange gain/(loss)	260,033	(267,177)
Gain on exposure to inflation	10,823	21,514
Financial expenses	(65,710)	(64,291)

Total	274,077	(309,954)

Financial results, net	325,899	(497,560)

NOTE 15: OTHER INCOME AND EXPENSES, NET

	June 30, 2003	June 30, 2002
Other income:
Gain on early redemption of debt	13,030	—
Gain from the sale of intangible assets	2,132	—
Other	3,140	926

	18,302	926

Other expenses:
Unrecoverable VAT	(1,178)	(1,686)
Donations	(5,944)	(328)
Contingencies for lawsuits	(3,869)	—
Debit and credit tax	(955)	(2,177)
Other	(3,481)	(1,592)

	(15,427)	(5,783)

Other income and expenses, net	2,875	(4,857)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 16: RESTRICTED ASSETS

Puerto Retiro S.A.: extension of the bankruptcy

On April 18, 2000, Puerto Retiro S.A. was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro to sell or dispose in any manner the real estate property purchased from Tandanor S.A. (“Tandanor”).

Indarsa had purchased 90% of the capital stock of Tandanor, a formerly state owned company privatized in 1991, engaged in the shipyard industry.

In June 1993, Tandanor sold the plot of land near Puerto Madero denominated “Planta 1” to Puerto Retiro S.A.

Indarsa did not comply with the payment of the outstanding price for the purchase of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa were the shareholdings in Tandanor, the Ministry of Defense is pursuing to extend the bankruptcy to other companies or individuals which, according to its view, acted as an economic group, and therefore, requested the extension of the bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor. The lawsuit is at its first stages. Puerto Retiro S.A. answered the claim and appealed the preventive measures ordered. This appeal was overruled on December 14, 2000.

Puerto Retiro S.A. believes, pursuant to the advice of its legal advisors, that the plaintiff’s claim shall be rejected by the courts.

Hoteles Argentinos S.A.: mortgage loan

The Extraordinary Shareholders’ Meeting of Hoteles Argentinos S.A. held on January 5, 2001, approved taking a long-term mortgage loan from Bank Boston N.A. Buenos Aires for a total of US$ 12,000,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300,000 and one final payment of US$ 6,300,000. The agreement was signed on January 26, 2001.

Interest is paid quarterly in arrears at an annual interest rate equivalent to LIBOR for nine-month loans plus the applicable mark-up per the contract, which consists in a variable interest rate applicable in the year ended on June 30, 2003 it ranged between 6.0713% and 6.5875%.

The guarantee granted was a senior mortgage on a Company property, which houses the Hotel Sheraton Libertador Buenos Aires.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 16: (Continued)

At the date of issue of these financial statements, as a result of the current economic situation, the lack of credit and the crisis of the Argentine financial system, principal installments of US$ 300 thousand falling due on January 26, April 29, July 29, October 26, 2002, January 29 2003 and April 29, 2003 and July 29, 2003 respectivelly and the interest installment amounting to US$ 847 thousand falling due on July 29, October 26, 2002, January 29, 2003 and April 29, 2003 and July 29, 2003 were not paid. Although Hoteles Argentinos’ Management is renegotiating the debt with its creditors, as failure to pay the installments when due entitles the bank to require acceleration of principal and interest maturities, the loan has been classified and is shown under current financial loans in these financial statements.

Buenos Aires Trade & Finance Center S.A..

On October 18, 1999, the Company set up a first mortgage in favor of Corporación Antiguo Puerto Madero Sociedad Anónima as collateral for the balance of the price of U$S 6,428,943,90 (principal and interest) for the acquisition of the Plot of Land 1 of Block 5 M of Dock 3 of Puerto Madero, in the City of Buenos Aires, which will fall due on December 9, 2002. At the financial closing date the full amount of the debt was settled (principal, VAT and interest) and repaid this mortgages.

Alto Palermo S.A.- Restricted assets.

a)	As of June 30, 2003, Shopping Neuquén S.A. includes $ 43.294 thousand in financial loans, corresponding to a mortgage set up on acquired land for $ 3.313.620 thousand.

b)	On January 18, 2001, Shopping Alto Palermo S.A. issued negotiable obligations secured by all the shares representing its corporate capital transferred in trust in favor of their holders.

c)	On December 19, 2001 a “Guarantee Trust” agreement was entered into by and between Tarshop S.A., as Trustor, and HSBC Participaciones (Argentina) S.A., as Trustee, to secure compliance by Tarshop S.A with its obligations with the beneficiary, HSBC Bank Argentina S.A.. Those obligations include a loan for $ 1,5 million requested by Tarshop S.A. on November 9, 2000.

d)	At June 30, 2003, the Company holds funds under other current receivables amounting to $ 107,922 attached by the National Labor Court of First Instance No. 40 in relation to the case “Del Valle Soria, Delicia against New Shopping S.A.” claiming unfair dismissal.

e)	At June 30, 2003, there was $ 14.410.499 in the non-current investments caption corresponding to pledged shares of Emprendimiento Recoleta S.A..

f)	At June 30, 2003 there is a balance of $ 140,31 million in the caption other non-current receivables and prepaid expenses corresponding to funds guaranteeing derivative instruments transactions.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 17: TARSHOP CREDIT CARD RECEIVABLE SECURITIZACION

Alto Palermo S.A. has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors.

To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the APSA balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the APSA balance sheet as a retained interest in transferred credit card receivables. Under these programs, APSA acts as the servicer on the accounts and receives a fee for its services.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust - Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

Alto Palermo S.A. entered into two-year revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 83.1 million of its customer credit card receivable. Under the securitization programs, the Trusts issued Ps. 12.4 million nominal value subordinated CPs, Ps. 23.8 million 12% fixed-rate interest TDFs and Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps. 6.9 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.2 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 18: REDUCTION OF CAPITAL STOCK OF IRSA INTERNATIONAL LIMITED AND RITELCO S.A.

On December 22, 2000, the shareholders of IRSA International Limited decided to redeem shares and retained earnings in that company for US$ 59,260. On the same date, the shareholders of Ritelco S.A. decided to redeem shares for US$ 58,727. These reductions are pending of approval from the respective control authorities.

On March 7, 2001, the shareholders of IRSA International Limited decided to redeem shares for US$ 4,370. On the same date, the shareholders of Ritelco S.A. decided to redeem shares for US$ 4,560. Both decisions are pending of approval from the respective control authorities.

During the period ended September 30, 2001, the shareholders of IRSA International Limited decided to redeem shares and retained earnings for US$ 12,464. The decision is pending of approval from the respective control authorities.

On June 30, 2002 the shareholders of IRSA International Limited approved the liquidation of the Company, which is pending approval by the control authorities. On that date, the shareholders of Ritelco S.A. decided to make a reduction in capital stock and unappropriated retained earnings amounting to US$ 46,879 thousand. That reduction has not yet been submitted to the approval of the corresponding control authorities.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 19: IRSA INTERNATIONAL LIMITED INVESTMENT’S IN IRSA TELECOMUNICACIONES N.V.

In the fourth quarter of the year ended June 30, 2000, the Company had invested US$ 3.0 million, in the form of irrevocable capital contributions, into two unrelated companies, namely, Red Alternativa S.A., a provider of satellite capacity to Internet service providers, and Alternativa Gratis S.A., an Internet service provider (referred to herein as the “Companies”). At that date, the Companies were development stage companies with no significant operations.

Between July 2000 and August 2000, the Company, together with Dolphin Fund Plc, increased their respective investments in the abovementioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) the Company formed IRSA Telecomunicaciones N.V. (“ITNV”), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies (the “Reorganization”) and (ii) the Company, Dolphin Fund Plc and the previous majority shareholder of the Companies contributed their respective ownership interests in the Companies into ITNV in exchange for shares of common stock of ITNV.

In September and December 2000, the Company had made additional contributions to ITNV for US$ 3 million, generating an increase in its participation in the capital stock at that date of 62%.

As a result of the Reorganization, the Companies are now wholly owned subsidiaries of ITNV. Following the Reorganization, the Company held a 49.36% interest in ITNV.

On December 27, 2000, the shareholders of ITNV entered into an agreement with Quantum Industrial Partners LDC (“QIP”) and SFM Domestic Investment LLC (“SFM” and together with QIP referred to herein as the “Investors”) (the “Shareholders Agreement”), under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the Shareholders Agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$ 6.0 million by 2,627,179 preferred shares. On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders’ outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 20: MORTGAGE RECEIVABLE SECURITIZATION

The Board of Directors of IRSA, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24.441, was approved by the National Securities Commission by means of Resolution No. 13.040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

On December 17, 2001, IRSA, Inversora Bolívar S.A. and Baldovinos S.A., parties of the first part (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A., party of the second part (hereinafter the “Trustee”), have agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

Under the above program, the trustors have sold their personal and real estate credits, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount US$ 26,585,774 to the Trustee, in exchange for cash and the issuance by the Trustee of Participation Certificates for the same nominal value and in accordance with the following classes:

•	Class A Participation Certificates (“CPA”): Nominal value of US$ 13,300,000, with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

•	Class B Participation Certificates (“CPB”): Nominal value of US$ 1,000,000, with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

•	Class C Participation Certificates (“CPC”): Nominal value of US$ 1,600,000, with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 20: (Continued)

•	Class D Participation Certificates (“CPD”): Nominal Value of US$ 10,685,774. These grant the right to collect monthly the sums arising from the Cash Flow, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002.

Pursuant to Decree No. 214/02, assets and debts in U.S. dollars or other foreign currencies in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency and was adjusted by a reference stabilization index (CER).

At June 30, 2003, the Exchangeable Class A, B, C and D Participation Certificates amounted to thousand $ 8,422 in IRSA, thousand $ 1,342 in Inversora Bolívar S.A., and thousand $ 345 in Baldovinos S.A.

NOTE 21: CAPITAL REDUCTION IN PALERMO INVEST S.A. AND INVERSORA BOLIVAR S.A.

On November 9, 2001, IRSA Inversiones y Representaciones S.A. (“the Company”) and GSEM/AP Holdings L.P. (“GSEM”) entered into a first amendment to the Shareholders’ Agreement entered into on February 25, 1998, which was followed by a second amendment dated November 27, which established, among other issues, the following:

a)	The capital reduction of Palermo Invest S.A. by thousand $ 37,169.

b)	The unanimous approval of Palermo Invest S.A.’s shareholders of a cash dividend for a total amount in pesos equivalent to thousand US$ 19,702, provided this amount does not exceed, on the payment dates, the amount legally distributable. As stated in Decree No. 214/02, the dollar rate of exchange mentioned above has been left without effect.

c)	The assignment by the Company in favor of GSEM of rights proportional to the dividends mentioned in b) (called “IRSA Dividend Right”), in such a way that GSEM will have the right to collect all the dividends that may be approved (called “GSEM Dividend Right”), with the scope defined in point g).

d)	The Company’s obligation to pay a total amount of thousand US$ 13,135 to GSEM (called “GSEM Credit”), to be settled in two equal installments for a total amount of US$ 6,567 each, plus interest accrued at the time of payment, the first installment falling due on January 31, 2002 and the second on April 30, 2002.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 21: (Continued)

e)	The entering into a Share Trust Agreement pursuant to which the Company has assigned in trust, under the terms of Law No. 24,441, in favor of the Trustee (ABN AMRO BANK N.V.), all the shares it owns in Palermo Invest S.A.. Under no circumstances, may the Trustee transfer, pledge or otherwise assign IRSA’s shares either wholly or partially to any Person, and it must at all times exercise the voting rights granted by the shares as indicated by IRSA. Under the trust provisions, GSEM is not empowered, at any time, to request the trustee to extinguish the right to redeem IRSA’s shares. Upon the Company’s total fulfillment of its obligations to GSEM, the trustee must return the shares to IRSA under the terms and conditions of the trust agreed with the Trustee.

f)	GSEM is empowered to collect all the distributions that Palermo Invest S.A. may resolve, provided the Company has not settled all the obligations generated in favor of GSEM, as provided in point d) above.

g)	Finally, the Company and GSEM/AP Holdings L.P. acknowledge that: i) all the amounts received in cash by GSEM from Palermo Invest S.A. on account of IRSA Dividend Right, must be considered as a reduction in the amount owed by IRSA under the GSEM Credit, and ii) all the amounts received in cash by GSEM on account of the GSEM Credit will oblige GSEM to return to IRSA the equivalent portion of IRSA Dividend Right, but if IRSA pays the total amount plus all accrued interest and reasonable costs to GSEM, IRSA may then recover its rights regarding the IRSA Dividend Right.

At 30 June 2003, the Company has settled all the installments referred to in item d) amounting to a total of $ 39,208 thousand, recording a profit of $ 25,962 thousand as a result of a remission by GSEM. Along these lines, at the date of issue of these financial statements, the aspects referred to in items c), e), f) and g) are null and void.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 22: DERIVATIVE INSTRUMENTS

The Company uses certain financial instruments to reduce its global financing costs. The Company does not engage in negotiation or speculative transactions involving these financial instruments. Furthermore, the Company has not used the financial instruments to hedge future operations or commitments

-	Interest rate swaps

Interest rate swaps are used to hedge interest rate exposure. Liabilities generated by the interest rate swap have been valued at estimated settlement cost.

Differences generated by application of the mentioned criteria to assets and liabilities under swaps for derivatives were recognized in the results for the year.

The Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005, which as of June 30, 2003 has a fair value of US$ 47.1 millon. During the year ended June 30, 2003 and 2002, APSA recognized a gain of Ps. 79.87 million and a loss of Ps. 162.48 million, respectively.

The inherent risk to Alto Palermo S.A. from the swap agreement is limited to the cost of replacing that contract at current market rates. Alto Palermo S.A. considers that such cost would increase in the event of a continuing devaluation of the peso.

-	Future exchange purchase-sale contracts

The Company enters into future exchange purchase-sale contracts with maturities within one year or shorter periods. Those future contracts can be renewed to provide coverage throughout the year. In accordance with the Company’s risk management policies, the Company uses futures purchase-sale contracts as a complement to reduce its global financing costs. At June 30, 2003 and 2002, no future exchange purchase-sale contracts entered into by the Company were in effect.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 23: ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE FOR SHARES

On July 19, 2002, Alto Palermo S.A. issued Series I of Negotiable Obligations convertible for ordinary, book-entry shares, par value of $ 0.10 each, for up to US$ 50,000,000.

After the end of the period granted to exercise the accretion right, the Negotiable Obligations convertible for Shares for US$ 50,000,000 were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the convertible Negotiable Obligations are as follows:

-	Issue currency: US dollars.

-	Due date: July 19, 2006.

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

-	Payment currency: US dollars or its equivalent in pesos.

-	Conversion right: the negotiable obligations shall be convertible for ordinary book-entry shares with a par value of 0.10 each and at a price of US$ 0.0324 per share, at the option of each holder.

-	Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

The Convertible Negotiable Obligations were paid in cash or by using liabilities due from APSA on the subscription date.

The funds obtained were used to redeem Negotiable Obligations issued for a total nominal value of $ 47,031,250 of which $ 17,499,999 correspond to Class A-2 and $ 29,531,251 to Class B-2.

The total amount of Convertible Negotiable Obligations at June 30, 2003 was US$ 49,843,516.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the consolidated financial statements (Contd.)

NOTE 24: ALTO PALERMO - COMMITMENT TO MAKE CONTRIBUTIONS AND OPTIONS GRANTED TO ACQUIRE SHARES IN RELATED COMPANIES

Alto Palermo S.A. and Telefónica de Argentina S.A. have undertaken to make capital contributions in E-Commerce Latina S.A. for $ 10 million, payable during April 2001, according to their respective shareholdings, and, if approved by the Board of Directors of E-Commerce Latina S.A., to make an optional capital contribution for up $ 12 million for the development of new lines of business. Telefónica de Argentina S.A. would contribute 75% of that amount.

On April 30, 2001, Alto Palermo S.A. and Telefónica de Argentina S.A. made a contribution of $ 10 million, according to their respective shareholdings.

In addition, E-Commerce Latina S.A. has granted an irrevocable option to acquire Class B shares representing 15% of the corporate capital of Altocity.com S.A. in favor of Consultores Internet Managers Ltd., a company organized in the Cayman Islands, in order to act as representative of the Management of Altocity.com S.A. and represented by an independent lawyer. That option may be exercised during a term of 8 years as from February 26, 2000, at a price equivalent to current and future contributions to be made in Altocity.com S.A., plus interest to be accrued at a rate of 14% and to be capitalized annually.

NOTE 25: EARNINGS PER SHARE

Below is a reconciliation between the weighted average of ordinary outstanding shares and the weighted average of diluted ordinary shares. The latter has been determined considering the possibility of holders of Negotiable Obligations convertible into Ordinary Shares of the Company for a nominal value of up to US$ 100,000,000, mentioned in Note 12 to the basic financial statements, exercising their right to convert the bonds held by them into shares.

Weighted average outstanding shares total 209,840.

Conversion of securities into debt.

Weighted average diluted ordinary shares total 439.064.

Below is a reconciliation between net income for the year and the result used as basis for calculation of the basic and diluted earnings per share.

	30.06.03	30.06.02
Result for calculation of basic earnings per share	286.445	(539.114)
Exchange difference	(72.999)	—
Interest	14.064	—
Income tax	20.627	—

Result for calculation of diluted earnings per share	248.137	(539.114)

Net basic earnings per share	1,37	(2,60)
Net diluted earnings per share	0,57	(2,60)

Name of the Company:	IRSA Inversiones y Representaciones S.A.

Corporate domicile:	Bolívar 108 1° Floor – Buenos Aires

Principal activity:	Real estate investment and development
Financial Statements for the year ended as of June 30, 2003 compared with the previous year Stated in thousands of pesos Fiscal year No. 60 beginning July 1°, 2002

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 25, 1943

Of last amendment:	July 2, 1999

Registration number with the Superintendence of Corporations:	4,337

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Schedule C.

CAPITAL COMPOSITION (Note 10)

	Authorized for Public Offer of Shares	In thousands of pesos
Type of stock		Subscribed	Paid up
Common stock, 1 vote each	212,011,804	212,013	212,013

IRSA Inversiones y Representaciones Sociedad Anónima

Balance Sheets as of June 30, 2003 and 2002

In thousands of pesos (Note 1)

	June 30, 2003	June 30, 2002
ASSETS
CURRENT ASSETS
Cash and banks (Schedule G)	54,569	4,813
Investments (Schedules C, D and G)	79,569	10,672
Mortgages and leases receivables (Note 2)	2,889	9,421
Other receivables (Note 3 and Schedule G)	20,035	58,967
Inventory (Note 4)	8,172	10,002

Total Current Assets	165,234	93,875

NON-CURRENT ASSETS
Mortgages receivables (Note 2)	256	2,537
Other receivables (Note 3)	87,443	95,934
Inventory (Note 4)	3,382	25,412
Investments (Schedules C, D and G)	883,664	707,402
Fixed assets (Schedule A)	185,854	204,308
Intangible assets (Schedule B)	—	2,025

Total Non-Current Assets	1,160,599	1,037,618

Total Assets	1,325,833	1,131,493

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	2,323	7,123
Mortgages payable	2,100	—
Customer advances	899	209
Short - term debt (Note 5 and Schedule G)	38,581	585,357
Salaries and social security charges	559	385
Taxes payable (Schedule G)	3,011	10,871
Other liabilities (Note 6)	10,495	2,632

Total Current Liabilities	57,968	606,577

NON-CURRENT LIABILITIES
Long - term debt (Note 5)	457,838	—
Customer advances	18	—
Taxes payable	74	—
Other liabilities (Note 6)	749	2,196

Total Non-Current Liabilities	458,679	2,196

Total Liabilities	516,647	608,773

SHAREHOLDERS ‘EQUITY (As per relevant statement)	809,186	522,720

Total Liabilities and Shareholders’ Equity	1,325,833	1,131,493

The accompanying notes and schedules are an integral part of these financial statements.

M. Marcelo Mindlin

VicePresident

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Income

For the years beginning on

July 1, 2002 and 2001

and ended June 30, 2003 and 2002

In thousands of pesos (Note 1)

	June 30, 2003	June 30, 2002
Mortgages, leases and services	40,835	59,590
Cost of sales, leases and services (Schedule F)	(33,713)	(37,863)

Gross (Loss) – Income	7,122	21,727
Selling expenses (Schedule H)	(1,739)	(3,888)
Administrative expenses (Schedule H)	(12,167)	(14,530)

Subtotal	(13,906)	(18,418)

Loss from operations and holding of real estate assets	14,841	(67,900)

Operating income	8,057	(64,591)

Financial results generated by assets (Note 7)	(66,775)	(113,269)
Financial results generated by liabilities (Note 7)	260,080	(296,171)

Subtotal Financial results, net (Note 7)	193,305	(409,440)
Equity in earnings of controlled and affiliated companies (Note 9 c.)	42,225	(58,848)
Other income and (expenses), net (Note 8)	(6,029)	(2,949)

Income - (Loss) before taxes	237,558	(535,828)
Income tax and asset tax (Note 1.6 m, n y 13)	48,887	(3,286)

Income - (Loss) for the year	286,445	(539,114)

The accompanying notes and schedules are an integral part of these financial statements.

M. Marcelo Mindlin

VicePresident

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Changes in Shareholders’ Equity

For the years beginning on

July 1, 2002 and 2001

and ended June 30, 2003 and 2002

In thousands of pesos (Note 1)

Items	Shareholders’ contributions						Reserved Earnings	Retained earnings	Total as of June 30, 2003	Total as of June 30, 2002
	Common Stock	Treasury stock	Inflation adjustment of common stock	Inflation adjustment of treasury stock	Additional paid-in- capital	Total	Legal reserve
Balances as of beginning of year	207,412	4,588	268,524	5,863	569,481	1,055,868	19,447	(552,595)	522,720	1,078,800
Adjustments to prior years’ results (Note 1.1.)	—	—	—	—	—	—	—	—	—	(16,966)
Adjusted Balances as of beginning of year	207,412	4,588	268,524	5,863	569,481	1,055,868	19,447	(552,595)	522,720	1,061,834
Capital Increase (1)	13	—	—	—	8	21	—	—	21	—
Distribution resolved by the Ordinary and Extraordinary Shareholders’ Meeting on November 5, 2002:
- Distribution of Company shares:	4,588	(4,588)	5,863	(5,863)	—	—	—	—	—	—
Income - (Loss) for the year	—	—	—	—	—	—	—	286,445	286,445	(539,114)

Balances as of June 30, 2003	212,013	—	274,387	—	569,489	1,055,889	19,447	(266,150)	809,186	—

Balances as of June 30, 2002	207,412	4,588	268,524	5,863	569,481	1,055,868	19,447	(552,595)	—	522,720

(1)	Approved by minute of Board of Directors’ meeting No. 1447 dated 22/08/2003

M. Marcelo Mindlin

VicePresident

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Cash Flows (1)

For the years beginning on

July 1, 2002 and 2001

and ended June 30, 2003 and 2002

In thousands of pesos (Note 1)

	June 30, 2003	June 30, 2002
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	5,033	8,402
Cash and cash equivalents as of end of year	120,292	5,033

Net increase (decrease) in cash and cash equivalents	115,259	(3,369)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACITIVITES:
- Income- (Loss) for the year	286,445	(539,114)
- Adjustments to reconcile net loss to cash flow from operating activities:
• Equity in earnings of controlled and affiliated companies	(41,788)	29,095
• Loss - (Gain) from operations and holding of real estate assets	(4,720)	67,840
• Allowances and provisions	8,185	750
• Amortization and depreciation	11,283	12,373
• Financial results	(264,031)	330,540
• Income tax	(48,887)	3,286
- Changes in assets and liabilities:
• (Increase) Decrease in current investments	(198)	11,355
• Increase in non-current investments	(27,140)	639
• Decrease in mortgages and leases receivables	6,739	25,711
• Decrease (Increase) in other receivables	15,793	(36,753)
• Decrease in inventory	18,234	21,793
• Decrease in intangible assets	—	271
• Increase in taxes payable, salaries and social security and customer advances	2,192	7,388
• Decrease (Increase) in accounts payable	(1,954)	5,371
• Increase in accrued interest	30,518	61,918
• Cash dividends received	608	2,811
• Increase in other liabilities	204	25,804

Net cash provided by (used in) operating activities	(8,517)	31,138

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease from equity interest in subsidiary companies and equity investees	10,728	89,830
• Increase from equity interest in subsidiary companies and equity investees	(21,911)	(7,321)
• Payment for acquisition of undeveloped parcels of land	(78)	(626)
• Cash acquired from mergers	—	433
• Loans granted to related parties	(31,557)	(95,693)
• Purchase and improvements of fixed assets	(3,975)	(21,591)

Net cash used in investing activities	(46,793)	(34,968)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Intercompany loans	—	68,182
• Proceeds from loans	355,471	118,221
• Payment of loans	(177,781)	(180,550)
• Increase in intangible assets	(5,939)	(3,408)
• Payment of seller financing	(1,182)	(1,984)

Net cash provided by financing activities	170,569	461

Net increase (decrease) in cash and cash equivalents	115,259	(3,369)

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these financial statements.

M. Marcelo Mindlin

President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Cash Flows (Continued)

For the years beginning on

July 1, 2002 and 2001

and ended June 30, 2003 and 2002

In thousands of pesos (Note 1)

	June 30, 2003	June 30, 2002
Supplemental cash flow information
Non-cash activities:

• Increase in inventory through a decrease in fixed assets	17,579	36,407
• Increase in fixed assets through a decrease in inventory	153	—
• Assets acquired from mergers	—	436
• Decrease in mortgages receivables through the trust	—	18,752
• Increase in investments through a decrease in mortgages receivables	—	18,193
• Increase in other receivables through a decrease in mortgages receivables	—	2,273
• Decrease in short and long term debt through a decrease in current investments	—	6,315
• Assets acquired from liquidation	—	122,207
• Decrease in other payable through a decrease in other receivables	—	88,205
• Increase in undeveloped parcels of lands through a decrease in inventory	25,319	—
• Decrease in other receivables through an increase in Convertible Bond APSA 2006	81,777	—
• Increase in fixed assets through an increase in mortgages payable	928	—
• Decrease in short and long term debt through a increase in other receivables	7,399	—
• Increase in non-current investments through a decrease in other receivables	455	—
• Increase in inventory through a decrease in mortgages receivable	896	—
• Increase in other receivables through a decrease in non-current investments	2,078	—
• Decrease in short and long term debt through a decrease in intangible assets	966	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements

For the years beginning on

July 1, 2002 and 2001

and ended June 30, 2003 and 2002

In thousands of pesos

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these financial statements, which have been applied consistently with respect to the previous year, except as indicated in point 1.1. below, which provides a detail of the change of criteria and adjustments to prior years’ results.

1.1. Issuance of new technical pronouncements

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16: “Conceptual framework for professional accounting standards”, No. 17: “Professional accounting standards: development of some general application issues”, No. 18 : “Professional accounting standards: development of some particular application issues”, No. 19: “Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14” and 20: “Derivatives and hedging transactions”, through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively; establishing that those Technical Pronouncements and amendments to them will come into force for fiscal years commencing as from July 1, 2002, (except for TR 20, whose effective date tallies with the financial years commencing 1 January 2003).

The National Securities Commission has adopted the mentioned Technical Pronouncements, incorporating certain amendments, to be in effect as from years commenced on January 1, 2003.

The principal changes incorporated by the new Technical Pronouncements, which have had a material effect on the financial statements of the Company, are as follows:

•	Incorporation of strict guidelines for purposes of comparison against recoverable values.

•	Obligatory requirement regarding application of the deferred tax method for recognition of income tax.

•	Incorporation of new disclosure requirements, including information by segment, earnings per share and comparative information to be filed.

•	Adoption of an accounting model in which the intention of the Company prevails in defining the valuation criteria to be adopted. Furthermore, receivables and payables were recognized in general at their discounted values.

•	Determination of guidelines for recognition, measurement and disclosure of derivatives and hedge operations.

•	Research, development, trademarks, advertising, reorganization and other costs cannot be capitalized. Only organization and pre-operating costs that meet certain requirements can be capitalized.

•	Change of method for recognition of business combinations (acquisitions, pooling of interests, spin-offs and mergers).

•	Incorporation of guidelines to be followed to determine whether certain transactions (financial instruments issued by the Company, irrevocable contributions, preferred shares) must be classified under liabilities or shareholders’ equity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

A detail of prior years’ adjustments resulting from application of the new accounting standards is included in the following table:

Item	Effect on accumulated results at the beginning of year $	Effect on results at 30.06.02 (comparative) $
Recording of adjustment and prior years’ results in subsidiaries and related companies under long-term investments (*)	5.341	22.307

Total	5.341	22.307

(*)	Related to the application of the deferred tax method (vs. current tax) and recognition of financial derivatives at estimated settlement cost.

In accordance with new Technical Pronouncements, certain transition rules permit and in certain cases require application of valuation and disclosure criteria incorporated in those rules on a prospective basis. The transition rules applied by the Company, which affect the comparability of the financial statements, are as follows:

•	Goodwill balances determined before June 30, 2002 have not been adjusted.

•	No comparative information corresponding to certain disclosure requirements incorporated by the new standards has been provided.

1.2. Preparation and presentation of financial statements

These financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

1.3. Use of estimations

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the year. Estimates are used when accounting for the depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions prepared at the date of these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

1.4. Recognition of the effects of inflation

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards. At June 30, 2003, however, this deviation has not had a material effect on the financial statements.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

The following concepts are included together in the Statement of Operations as “Financial results generated by assets” and “Financial results generated by liabilities”:

a. The result of exposure to changes in the purchasing power of the currency.

b. Other holding gains and losses arising during the year.

c. Financial results.

1.5. Comparative information

Comparative balances at June 30, 2002 and for the year ended on June 30, 2002 shown in these financial statements for comparative purposes result from restating the amounts in the financial statements at those dates following the guidelines detailed in Note 1.4.

Certain amounts in the financial statements at June 30, 2002 for the year then ended were reclassified for disclosure on a comparative basis with those for the current year.

1.6. Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at year-end exchange rates.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

Operations denominated in foreign currency are converted into pesos at the rates of exchange in effect at the date of settlement of the operation. Operations in foreign currency are shown in the Statement of Operations under Financial results, net.

In accordance with Decree 214/02, certain assets and liabilities denominated in US dollars or other foreign currencies existing at January 6, 2002 were converted into pesos at the parity of $ 1 per US$ 1 and adjusted through application of the reference stabilization index (CER).

c.	Short-term investments

Time deposits were valued at placement value plus financial results accrued based on the internal rate of return determined at that moment.

Short-term investments in debt securities, shares and investment trusts were valued at their net realization value.

Participation certificates class A and B in the IRSA I financial trust were valued at acquisition cost plus accrued interest.

d.	Trade receivables and accounts payable

Trade receivables and accounts payable were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the rate estimated at that time.

As mentioned in Note 5, certain financial loans were valued at their discounted value, calculated at the rate accepted by the creditor to receive advance payment, as the Company settled the loan before maturity (see Note 5).

f.	Other receivables and payables

Sundry receivables and payables (minimum notional income tax, corporations sect. 33 Law No. 19550, deposits in guarantee, accounts receivable in trust and customer advances) were valued based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively. Deferred tax assets and liabilities have not been discounted.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

As established by the regulations of the National Securities Commission and as mentioned above, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards in effect in the Autonomous City of Buenos Aires, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the financial statements.

Liabilities in kind:

Obligation to deliver items held in inventories.

The shares of Banco Hipotecario S.A. were recorded at the book value assigned to assets to be delivered plus additional costs necessary to place the assets at the disposal of the creditor.

Obligation to deliver assets to be manufactured

Units committed for delivery related to the property identified as “San Martín de Tours” were valued at the higher of the value of the sums received or the production cost of the assets to be delivered plus additional costs necessary to place the assets at the disposal of the creditor.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventory

A property is classified as available for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Residential, office and other non-retail properties completed or under construction are stated at cost, adjusted for inflation at the end of the year, as defined in Note 1.4., or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. Selling and advertising costs are deferred and charged to expense in the year in which the related revenue is earned, as determined under the percentage-of-completion method. Total contract costs are charged to expense in the year in which the related revenue is earned, as determined under the percentage-of-completion method. No interest costs were capitalized during the years ended June 30, 2003 and 2002.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

As mentioned in Note 1.o., at June 30, 2003 the Company recorded an impairment on certain inventories (identified as Av. Madero 1020, Rivadavia 2768, Minetti D, Torres Jardin, Sarmiento 517 and parking lots in Dock 13).

The allowance amounted to $ 706 and is shown under “Loss (gains) from operations and holdings of real estate assets” in the Statement of Results at June 30, 2003 (see exhibits E and F).

At the end of the previous fiscal year, as mentioned in Note 1.o., the Company set up provisions for impairment of certain inventories (identified as Avda. Madero 1020, Rivadavia 2768, Constitución 1111, Terrenos de Caballito, Padilla 902 and parking lots in Dock 13).

The accounting value of inventories, net of provisions set up, does not exceed estimated recoverable value.

NOTE 1: (Continued)

i.	Short-term investments

i.a. Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable applying the corresponding rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the year.

i.b. Investments in shares of subsidiaries and related companies:

The long-term investments in subsidiaries and related companies detailed in Exhibit C, except for investments in Banco de Crédito y Securitización S.A. and in Banco Hipotecario S.A., which do not exceed 20% of the capital stock, were valued by the equity method of accounting based on the financial statements at June 30, 2003 issued by them.

The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company.

The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and related companies which exceeds or is below the market value of the assets acquired.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

The investments for less than 20% of the capital stock of corporations in which the Company does not exercise significant influence are generally recognized at market value, with the resulting income or losses being recorded in profit and loss accounts or at restated purchase cost if no market value exists.

•	Certificates of participation in IRSA I financia trust:

The certificates of participation in IRSA I financial trust have been valued at their acquisition cost plus accrued interest in the case of classes C, and at the cost resulting from apportioning the participation certificate holding to the trust assets in the case of class D.

•	Undeveloped parcels of lands

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost adjusted for inflation at the end of the year, as defined in Note 1.4., or estimated net realizable value, whichever is lower. Land and land improvements are transferred to inventories when construction commences.

As mentioned in Note 1.o., at June 30, 2003 the Company recognized an impairment in connection with certain parcels of undeveloped land (identified as Padilla 902, Pilar, Constitución 1111). Furthermore, at June 30, 2003 the allowance set up on Santa María del Plata amounting to $ 8,528 has been reversed.

The reserve amounted to $ 1,210 and is shown under “Loss (gains) from operations and holdings of real estate assets” in the Statement of Operations at June 30, 2003 (see exhibit E).

At the end of the previous fiscal year, as mentioned in Note 1.o., the Company set up provisions for impairment of certain parcel of undeveloped land (identified as Santa Maria del Plata and Torres Jardín IV).

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of year.

j.	Fixed assets

Fixed assets, net comprise primarily of rental properties and other property and equipment held for use by the Company.

Fixed assets value, net of provisions set up, does not exceed estimated recoverable value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

j.	Fixed assets (Continued)

•	Rental properties

Rental properties are carried at cost, adjusted for inflation at the end of the year, as defined in Note 1.4., less accumulated depreciation. Costs incurred for the acquisition of the properties are capitalized. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for buildings. Expenditures for ordinary maintenance and repairs are charged to operations in the year incurred. Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the statement of results.

The Company capitalizes interest on long-term construction projects. No interest costs were capitalized during the year ended June 30, 2003 and 2002.

As mentioned in Note 1.o., at June 30, 2003, the Company recognized an impairment on certain rental property (identified as Avda. Madero 1020, Reconquista 823, Avda. Madero 942 and Sarmiento 517) amounting to $ 1,892 that is reflected in the line “Gain (Loss) from operations and holding of real estate assets” in the Statement of Operations at June 30, 2003 (see exhibit E).

At the end of the previous fiscal year, as mentioned in Note 1.o., the Company set up provisions for impairment of certain rental properties (identified as Libertador 498, Maipú 1300, Avda. Madero 1020, Suipacha 652, Laminar Plaza, Reconquista 823, Constitución 1111, Dock 2 M10- Building C-. Libertador 602, Dock 2 M10 -Building A-, Avda. Madero 942, Avda. de Mayo 595, Costeros Dique IV and Sarmiento 517).

•	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the year ended June 30, 2003 and 2002 were not material. These costs are being amortized on a straight-line basis over a period of 3 years.

•	Other properties and equipment

Other property and equipment properties are carried at cost, adjusted for inflation at the end of the year, as defined in Note 1.4., less accumulated depreciation. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

•	Other properties and equipment (Continued)

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Facilities	10
Machinery and equipment	10
Furniture and fixtures	5
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Intangible assets

Intangible assets are carried at cost, adjusted for inflation at the end of the year as defined in Note 1.4., less accumulated depreciation.

•	Deferred Financing Cost

Expenses incurred in connection with the issuance of debt and proceeds of loans have been deferred and are being amortized using the interest method over the life of the related issuances. In the case of repurchase of this notes, the related expenses are amortized using the proportional method.

Depreciation has been recorded under financial results in the Statement of Results.

•	Selling and advertising expenses

Expenses incurred relating to the marketing of developing properties, including advertising, commissions and other expenses, are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method.

l.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

m.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (See Note 13).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

m.	Income tax (Continued)

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issue of these financial statements.

Since it is unlikely that future taxable income will fully absorb tax loss carryforwards, the Company has recorded an impairment on a portion of that credit.

n.	Tax on minimum notional income

The Company calculates tax on minimum notional income by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each year will coincide with the higher of the two taxes. However, if tax on minimum notional income exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years. At June 30, 2003, the Company estimated minimum notional income tax recognizing under other receivables (current and non-current) the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensed the balance.

o.	Allowances

Allowance for doubtful accounts: The Company provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flow. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

For impairment of assets: the Company regularly evaluates its non-current assets for recoverability. The Company considers that an impairment loss is recorded whenever the recoverable value is lower than book value. Impairment losses must be expensed against the result for the year. The recoverable value is mainly calculated using independent appraisals or projections of future cash flows. At June 30, 2003 and 2002, the Company has revalued the recoverable values of its non-current assets and recorded an impairment loss or reversed the allowance set up.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

o.	Allowances (Continued)

The decrease in the allowance for impairment and its reversal is shown under “Gain (Loss) from operations and holding of real estate assets” in the Statement of Results.

For contingencies and sundry risks: The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issue of these Financial Statements, Management understands that there are no elements to foresee potential contingencies having a negative impact on these Financial Statements.

p.	Shareholders’ equity accounts

Movements in shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.4.

The “Capital Stock” and “Treasury Stock” accounts were stated at historical nominal value. The difference between value stated in constant currency and historical nominal value is shown under “Overall capital adjustment” and “Overall adjustment of treasury stock”, respectively, forming part of the shareholders’ equity.

q.	Results for the year

The results for the year are shown as follows:

Income accounts are shown in currency of the month to which they correspond, and have been restated as mentioned in Note 1.4.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Financial gains and losses are included in Note 7, broken down to show those generated by assets and by liabilities.

Income - (loss) from investments in controlled and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the income - (loss) of such companies.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

r.	Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred, except for the advertising and publicity expenses related to the sale of real estate projects. Advertising and promotion expenses were approximately Ps. 168 and Ps. 965 thousand for the years ended June 30, 2003 and 2002, respectively.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

t.	Financial derivatives

The Company uses various financial derivatives to hedge its net investment in foreign operations and as a complement to reduce its global financial costs.

t.	Financial derivatives (Continued)

The Company does not engage in trading or other speculative use of these financial instruments. Additionally, the Company has not used financial instruments to hedge transactions foreseen or firm commitments. To be eligible for hedging, the Company must be exposed to currency or interest rate risk, and the financial instrument must reduce the exposure and be designated as such. In addition, for hedging purposes, the significant characteristics and expected terms of the planned transaction must be identified and the expected transaction must be probable. Financial instruments that can be recorded as hedging instruments must maintain a high correlation between the hedging instrument and the item being hedged at the beginning and during the entire hedging year.

The Company formally documents all the relationships between hedging instruments and hedged items, as well as its risk management objective and strategy before embarking on hedging transactions. This process includes detailing all the derivatives designated for hedging of specific assets and liabilities in the balance sheet or specific firm commitments or planned transactions. The Company also evaluates both at the beginning of the hedging transaction and on an ongoing basis whether the derivatives used in hedging transactions are very effective to offset fluctuations in the market values or cash flows of the items hedged. If it is determined that a derivative is not very effective for hedging or that it has stopped being an effective cover, the Company would discontinue the recording of such hedging instrument in the future.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

-	Foreign currency forward-exchange contracts

In accordance with the Company’s risk management policies, it uses long-term foreign currency purchase and sale contracts as a supplement to reduce its overall financial costs as well as to administer its exposure regarding net investments in financial transactions.

Foreign currency forward-exchange contracts entered into by the Company generally mature within one period. Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts.

-	Interest rate swaps

Interest rate swaps are used to hedge interest rate exposure. Interest rate swaps are recognized on an accrual basis, recording the net amount receivable or payable as an adjustment to the interest rate expense. The accrued amount receivable or payable is included as an adjustment to the interest expense.

-	Options contracts

The Company signs options contracts by which, through the payment or collection of a sum of money (premium) it acquires or grants the right to the other party to buy or sell certain underlying assets (shares, metals, etc.) at a predetermined fixed price during a period previously established. These contracts have been valued at their market price. The premiums for option contracts are amortized over the life of the corresponding contracts.

u.	Revenue recognition

u.1.	Sales of properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

•	the sale has been consummated;

•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property;

•	the Company’s receivable is not subject to future subordination; and

•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-price contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1: (Continued)

Company’s management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2.	Leases

Revenues from leases are recognized over the life of the related lease contracts. All revenues are presented net of taxes levied on sales.

v.	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting primarily in mutual funds.

w.	Result from operations and holding of real estate

The results from operations and holding of real estate assets include the results provided by the valuation and sale of shares in real estate investment companies.

x.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

NOTE 2: MORTGAGES AND LEASES RECEIVABLES

The breakdown for this item is as follows:

	June 30, 2003		June 30, 2002
	Current	Non-current	Current	Non-current
Mortgages and leases receivable	841	256	4,778	594
Debtors under legal proceedings	1,488	—	2,040	—
Intercompany (Note 9 a.)	1,508	—	3,809	1,943
Less:
Allowance for doubtful accounts (Schedule E)	(948)	—	(1,206)	—

	2,889	256	9,421	2,537

As of June 30, 2003, current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 3: OTHER RECEIVABLES

The breakdown for this item is as follows:

	June 30, 2003		June 30, 2002
	Current	Non-current	Current	Non-current
Asset tax (Note 1.6.n.)	2	18,235	2,334	13,108
Value Added Tax (VAT)	193	—	62	—
C.N. Hacoaj Project	—	—	666	—
Intercompany (Note 9 a.)	15,959	20,383	48,856	82,377
Guarantee deposits	—	38	—	43
Expenses to recover	1,059	—	1,498	—
Gross sales tax	4	—	4	—
Income tax prepayments and withholdings	5	—	71	—
Operating pending settlement	40	—	354	—
Trust accounts receivable	—	361	—	406
Credit Fiscal Certificates	2,265	—	2,598	—
Present Value	—	(1,505)	—	—
Deferred income tax (Note 13)	—	49,931	—	—
Other	508	—	2,524	—

	20,035	87,443	58,967	95,934

NOTE 4: INVENTORY

The breakdown for this item is as follows:

	June 30, 2003		June 30, 2002
	Current	Non-current	Current	Non-current
Real estate for sale	8,172	3,382	10,002	25,412

	8,172	3,382	10,002	25,412

The value recorded at June 30, 2003 includes the valuation allowance, as mentioned in Note 1.6.o.

NOTE 5: SHORT AND LONG TERM DEBT

The breakdown for this item is as follows:

	June 30, 2003		June 30, 2002
	Current	Non-current	Current	Non-current
Bank loans (2)	30,464	86,365	344,411	—
Bank loans - Accrued interest (2)	2,509	—	8,102	—
Negotiable Obligations - 2009 principal amount (3)	—	92,238	167,711	—
Negotiable Obligations - 2009 -accrued interest (3)	2,677	—	607	—
Convertible Negotiable Obligations - 2007 (1)	2,765	279,235	—	—
Other financial loans	166	—	64,526	—

	38,581	457,838	585,357	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 5: (Continued)

As mentioned in Note 1 to the consolidated financial statements, in November the Company refinanced financial loans amounting to US$ 103.4 million. The new conditions are substantially different from the original conditions, and therefore the Company has written off the original loans and recognized a new debt discounted at a rate reflecting the market appraisals on the money time value and risks inherent to the debt. Accordingly, at June 30, 2003, the Company has recognized net income amounting to $ 31.7 million, resulting from considering the difference between the discounted value of the new debts at the market rate (8% p.a.) and the book value of refinanced debts at the moment of refinancing.

1.	According to Note 12, these tally with the Negotiable Bonds convertible to stock (CNB) for a total amount of U$S 100 million which as of the current date amounts to U$S 99.9 million, net of issue expenses.

2.	Corresponde an unsecured loan for a total of U$S 51 million, which falls due on 20 November 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. U$S 35 million of the principal accrue interest at the LIBO rate over three months plus 200 basis points, and U$S 16 million accrue interest at a fixed rate that is progressively increased. On July 25, 2003 the Company repurchased the mentioned US$ 16 million for US$ 10.9 million. Consequently, at June 30, 2003 the Company recorded a total balance of US$ 41.7 million as described below:

•	US$ 30.9 million: which correspond to the discounted US$ 35 million considering a market rate equivalent to 8% p.a.; and

•	US$ 10.9 million: corresponding to the accounting measurement of the debt settled in advance at the value accepted by the creditor.

Net income amounting to $ 10.7 has been recorded and is shown under “Discounts” in Financial results, net.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios, moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

3.	Corresponds with the Negotiable Bonds secured by the assets described in Note 11.c. for U$S 37.4 million, which mature on 20 November 2009, and have quarterly interest payments at the LIBO rate over three months plus 200 basis points. Consequently, at June 30, 2003 the Company recorded a total balance of US$ 32.9 million, which correspond to US$ 37.4 million discounted at a market rate equivalent to 8% p.a.

At 30 june 2003 these accrue an annual interest of 1.34% at the LIBO rate. In February 2003, payment was made of the first installment of interest.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

NOTE 6: OTHER LIABILITIES

The breakdown for this item is as follows:

	June 30, 2003		June 30, 2002
	Current	Non-current	Current	Non-current
Seller financing	1,099	—	883	815
Intercompany (Note 9 a.)	426	—	48	565
Guarantee deposits	474	807	801	807
Provision for discounts (Schedule E)	3	—	12	—
Provision for lawsuits (Schedule E)	247	—	230	—
Directors’ Fees	4,674	—	6	—
Directors’ deposits	—	8	—	9
Fund administration	—	—	10	—
Operating pending settlement	1	—	—	—
Payable donations	3,269	—	—	—
Collections on behalf of third parties	5	—	56	—
Present Value	—	(66)	—	—
Other	297	—	586	—

	10,495	749	2,632	2,196

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 7: FINANCIAL RESULTS, NET

The breakdown for this item is as follows:

	June 30, 2003	June 30, 2002
Financial results generated by assets:
Interest income	11,943	396
Exchange gain (loss)	(74,533)	16,631
Loss on exposure to inflation	(10,790)	(92,792)
Gain - (Loss) on financial operations	8,110	(37,504)
Interest on discount of assets	(1,505)	—

	(66,775)	(113,269)

Financial results generated by liabilities:
Discounts	36,868	—
Exchange gain (loss)	233,511	(295,246)
Gain on exposure to inflation	2,725	55,078
Interest on discount of liabilities	31,696	—
Financial expenses (Schedule H)	(44,720)	(56,003)

	260,080	(296,171)

Financial results, net	193,305	(409,440)

NOTE 8: OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	June 30, 2003	June 30, 2002
Other income:
Product of sale of fixed assets	1	—
Other	281	655

	282	655

Other expenses:
Unrecoverable VAT	(792)	(1,094)
Donations	(3,999)	(85)
Debit and credit tax	(598)	(1,581)
Lawsuits	(41)	(311)
Other	(881)	(533)

	(6,311)	(3,604)

Total other income and expenses, net	(6,029)	(2,949)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 9: BALANCES AND TRANSACTIONS WITH INTERCOMPANY

a.	The balances as of June 30, 2003 and 2002 with controlled, affiliated and related companies are as follows:

	June 30, 2003	June 30, 2002
Abril S.A.
Current mortgages and leases receivables	3	10
Other current receivables	—	—

Alternativa Gratis S.A.
Current mortgages and leases receivables	5	1

Alto Palermo S.A.
Current mortgages and leases receivables	2	432
Non-Current mortgages and leases receivables	—	1,841
Other current receivables	2,048	—
Other non-current receivables	—	82,210
Current accounts payable	120	157
Other current liabilities	1	—
Other non-current liabilities	—	565

Altocity.Com S.A.
Current mortgages and leases receivables	92	61
Other current receivables	26	—

Baldovinos S.A.
Current mortgages and leases receivables	613	812
Non-current mortgages and leases receivables	—	102
Other current receivables	—	—
Current accounts payable	—	—
Other current liabilities	—	39

Banco Hipotecario S.A.
Current mortgages and leases receivables	—	2
Current investments	—	2,198
Non-current investments	7,793	—

Banco de Crédito y Securitización S.A
Non-current investments	7,007	7,007

Cactus S.A.
Current accounts payable	—	—

Cresud S.A.C.I.F.
Current mortgages and leases receivables	1	148
Other current receivables	188	—
Current accounts payable	62	47
Other current liabilities	—	6

Dolphin Fund Management S.A.
Current mortgages and leases receivables	22	144
Other current receivables	19	65
Current accounts payable	109	51

Emprendimiento Recoleta S.A.
Other current receivables	—	22
Current accounts payable	—	4

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 9: (Continued)

	June 30, 2003	June 30, 2002
Fibesa S.A.
Other current receivables	9	—
Current accounts payable	2	2

Hoteles Argentinos S.A.
Current accounts payable	2	—

Inversora Bolívar S.A.
Current mortgages and leases receivables	732	2,181
Other current receivables	1,336	8
Current accounts payable	98	—

Llao Lao Resorts S.A.
Other current liabilities	425	—

Palermo Invest
Other current receivables	2,366	14,760
Other non-current receivables	2,366	—

Managers, Directors and other Staff of the Company
Managers, Directors and other current Staff of the Company	95	145
Managers, Directors and other non- current Staff of the Company	14	167

Red Alternativa S.A.
Current mortgages and leases receivables	34	6
Other current receivables	3	—

Ritelco S.A.
Other current receivables	7,344	33,856
Other non-current receivables	18,003	—

SAPSA
Current mortgages and leases receivables	—	—
Other current receivables	2,465	—

Tarshop S.A.
Current mortgages and leases receivables	4	12
Other current receivables	60	—
Other current liabilities	—	3

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 9: (Continued)

b.	Gain - (Loss) on controlled, affiliated and related companies during the years ended June 30, 2003 and 2002 are as follows:

	Year	Sales and service fees	Leases	Holding results	Recovery of expenses	Interest Earned	Interest Lost
Intercompany
Alto Palermo S.A.	2003 2002	— —	— —	— —	— —	4,056 12,317	— —
Altocity.Com S.A.	2003 2002	— —	102 233	— —	— —	— —	— —
Alternativa Gratis S.A.	2003 2002	4 —	— 186	— —	— —	— —	— —
Palermo Invest S.A	2003 2002	— —	— —	— —	— —	— —	— 76
Cresud S.A	2003 2002	— —	— 165	— —	— —	— 461	197 —
Econetworks Argentina S.A.	2003 2002	— —	— —	— —	— —	— —	— —
Red Alternativa S.A.	2003 2002	— —	119 53	— —	65 —	— —	— —
Tarshop S.A.	2003 2002	— —	44 81	— —	— —	— —	— 6
Dolphin Found Management S.A.	2003 2002	17 —	— —	— —	— —	— —	32 —
Abril S.A.	2003 2002	17 87	— —	— —	— —	— —	— —
Llao Llao Resorts S.A.	2003 2002	— —	— —	— —	— —	— —	61 —
Inversora Bolivar S.A.	2003 2002	1,298 1,015	— —	— —	1,118 1,693	— —	6 —
Valle de las Leñas S.A.	2003 2002	— —	— —	— —	— —	76 —	— —
Shopping Alto Palermo S.A.	2003 2002	— —	— —	— —	— —	111 —	— —
Banco Hipotecario S.A.	2003 2002	— —	— —	1,749 829	— —	— —	— —
Ritelco S.A.	2003 2002	— —	— —	— —	— —	803 —	86 —
Personal loans	2003 2002	— —	— —	— —	— —	3 135	— —

Total 2003		1,336	265	1,749	1,183	5,049	382

Total 2002		1,102	718	829	1,693	12,913	82

c.	The composition of intercompany gain - (loss) is as follows:

	Income - (Loss)
	June 30, 2003	June 30, 2002
Equity in earnings of controlled and affiliated companies	41,788	(29,095)
Amortization of intangible assets and investments	437	(29,753)

	42,225	(58,848)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 10: COMMON STOCK

a.	Common stock

As of June 30, 2003, IRSA’s capital stock was as follows:

		Approved by
	Par Value	Body	Date	Date of record with the Public Registry of Commerce
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders’ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders’ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders’ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders’ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders’ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors’ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors’ Meeting	15.04.2003	04.28.2003
Shares issued for cash	4	Board of Directors’ Meeting	21.05.2003	05.29.2003

	212,013

The Ordinary and Extraordinary Shareholder’s Meeting held on 5 November 2002 and its recess held on 27 November 2002, approved the distribution of 4,587,285 treasury stock proportionately with the shareholders’ holdings and, in accordance with the resolution issued by the Board of Directors on 11 December 2002, such stock was made available to the shareholders as from 19 December 2002.

b.	Treasury stock

The Company repurchases periodically outstanding ordinary shares when it considers that their price is undervalued on the market.

During the years ended on June 30, 2003 and 2002 no treasury shares were bought.

c.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 10: (Continued)

d.	Noncontributory Management Stock Ownership Plan

On October 30, 1997, the shareholders authorized the Company to enter into a Noncontributory Management Stock Ownership Plan (“NMSOP”) with eight executive officers of the Company (the “Beneficiaries”), pursuant to which the Beneficiaries were granted the right to purchase up to 24 million shares of common stock (the “Participation Shares”), at a purchase price equal to Ps. 1.0 per share, subject to the implementation of an Equity Participation Agreement (“EPA”). Under Argentine law, the Company established a special purpose trust in this connection (the “Trust”).

The Beneficiaries were required to purchase the Participation Shares available, if any, within 24 months of any capital increase. The Trust has an original term of six years. According to the terms of the NMSOP and the Trust, Beneficiaries are not entitled to receive any distributions (either in the form of shares, cash or other) from the Trust during its term, although, Beneficiaries are allowed to cause the Trust to sell their designated shares of common stock held by the Trust in certain cases. In addition, the Company was not allowed to grant any loans or otherwise assist the Beneficiaries in financing the purchase of the Participation Shares.

On April 7, 1998, the Company’s shareholders, at an extraordinary shareholders’ meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA.

The BASE and the CNV approved the capital increase on June 4, 1999, and on August 31, 1999 the Beneficiaries acquired 21,090,024 shares at Ps. 1.0 per share.

At June 30, 2003, all the shares held by the trust were sold in accordance with the terms of the contract and, therefore, no shares in trust are recorded.

NOTE 11: RESTRICTED ASSETS

a. The Labor Court N° 55 decided the embargo of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is codefendant.

b. In connection with the acquisition of additional interest in Santa María del Plata S.A., the Company pledged 2,460,041 shares of its interest in that company to secure the balance owed until it is fully paid.

c. The Company has mortgaged the following real estate: Dock 2 M10 (1l) buildings A and B, Torre Jardín IV, Dock IV, Reconquista 823, 9 activity units at Suipacha 652, 58 activity units at Madero 1020 and 14 plots of the land owned in the district of Caballito, in connection with the secured negotiable bonds referred to in Note5.3. On August 20, 2003 three deeds were signed releasing the mortgages on the following property, substituting them by new mortgages on the following property: 13 functional units at Libertador 498, 71 complementary units in Laminar Plaza and 19 complementary units in Dique IV.

d. The Company has a first mortgage on the property identified as “San Martín de Tours” amounting to US$ 750,000, as performance bond for the construction of the building and transfer of title on the units to be exchanged in favor of Establecimientos Providence S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 12: CONVERTIBLE NEGOTIABLE OBLIGATION

On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

a)	Approving the issuance of Negotiable Obligations Convertible into Ordinary Shares of the company (“ONC”) for up to a face value of US$100,000,000 (one hundred million pesos), for a term of 5 (five) years, at a fixed interest rate of 6% to 12% per annum, payable half-periodly in arrears.

b)	Approving a subscription option for the ONC holders to subscribe ordinary shares of the company at 1 (one) share per $1 (one peso) of ONC face value, paying in cash $1(pesos one) as subscription price, during 15 (fifteen) days after the conversion term has expired, including the corresponding capital increase.

c)	Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

d)	Amending article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article Nine of the Bylaws.

The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$ 100,000,000 of securities consisting of negotiable obligations convertible for ordinary shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 ordinary shares. Furthermore, the conversion price and the price of Warrants have been set as follows:

a)	The conversion price is 0.5571 shares (5.5713 GDS), while the price of the Warrant is 0.6686 shares (6.6856 GDS).

b)	The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.7949 shares (0.1795 GDS) and has an option to purchase the same number of shares at the exercise price set for the Warrant.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 12: (Continued)

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Bonds in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Bonds fell from U$S 0.5571 to U$S 0.54505 and the price of execution of the warrants dropped from U$S 0.6686 to U$S 0.6541. Said adjustment came into force on 20 December 2002.

The Convertible Negotiable Obligations and options will fall due on November 14, 2007.

The convertible negotiable bonds were underwritten in full and were paid in using claimable liabilities. Consequently, the Company’s financial debt is detailed in Note 5 to the financial statements after the restructuring and placement referred to.

The Company has applied the funds from the offer of securities to (i) settlement of issuance costs and fees, (ii) facilitating debt refinancing and partial settlement, and (iii) incorporating funds to working capital.

On April 14 and May 21, 2003, two holders of Negotiable Obligations Convertible into ordinary shares of the Company have exercised their rights to convert them for US$ 4,830 and US$ 2,000, giving rise to the issue of 12,531 ordinary shares of $ 1 par value each as explained in Note 10.

The total amount of Convertible Negotiable Obligations at June 30, 2003 is US$ 99,993,170.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 13: INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Effect of the adjustment for inflation on initial balances	Changes for the year	Balances at year-end
Non-current deferred assets and liabilities
Investments	(5.995)	660	7.303	1.968
Trade receivables	(501)	55	652	207
Other receivables	—	—	469	469
Inventories	481	(53)	(328)	100
Fixed assets	82	(9)	(100)	(28)
Intangible assets	(453)	50	412	8
Tax loss carryforwards	146.691	(16.148)	(62.077)	68.466
Financial debt	17.100	(1.882)	(4.126)	11.092
Other debt	150	(17)	1.703	1.837
Allowances	85	(9)	12	87
Provision for deferred assets	(157.640)	17.353	106.012	(34.275)

Total non-current	—	—	49.931	49.931

Total net deferred assets	—	—	49.931	49.931

Net assets at the end of the year derived from the information included in the above table amount to $ 49,931 thousand.

Deferred assets have been provided for in the portion estimated not to be absorbed based on projections of results for future years.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to the accounting profit for the years ended on June 30, 2003 and 2002, respectively:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 13: (Contd.)

Items	30.06.2003 $	30.06.2002 $
Result for the year (before income tax)	237.558	(535.828)
Current income tax rate	35%	35%

Result for the year at the tax rate	83.145	(187.540)
Permanent differences at the tax rate:
- Restatement into uniform currency	(20.802)	13.643
- Donations	1.155	18
- Amortization of goodwill	118	5.357
- Result related companies	(7.687)	13.761
- Holding result on Participation Certificates F.F.	(346)	1.291
- Expired tax loss carryforward	556	—
- Directors’ fees	—	499
- Sundry permanent differences	(59)	(4)
Provision for deferred assets	(106.012)	152.975

Total income tax charge for the year	(49.932)	—

Unexpired income tax loss carryforward pending use at the end of the year amount to $195,617 thousand according to the following detail:

Generated in	Amount $ (*)	Year of expiry
2002	195.617	2007
Total tax loss carryforward	195.617

(*)	Stated in nominal values

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed Assets

For the years beginning on

July 1, 2002 and 2001

and ended June 30, 2003 and 2002

In thousands of pesos

Schedule A

					Depreciation
						For the year
Items	Value at beginning of year	Increases and transfers	Deductions and Transfers	Value as of end of The year	Accumulated as of beginning of year	Increase, deductions And Transfers	Rate %	Amount (1)	Accumulated as of the year end	Net carrying Value as of June 30, 2003	Net carrying value as of December 31, 2002
Furniture and fixtures	1,513	—	—	1,513	1,511	—	20	—	1,511	2	2
Computer equipment	4,060	133	—	4,193	3,813	1	33.33	169	3,983	210	247
Leasehold improvements	5,648	44	—	5,692	3,335	—	10	567	3,902	1,790	2,313
Real Estate:
Alsina 934	1,776	—	—	1,776	263	—	2	28	291	1,485	1,513
Av. de Mayo 595	5,586	—	—	5,586	1,385	—	2	89	1,474	4,112	4,201
Av. Madero 942	5,489	—	(3,027)	2,462	834	(426)	2	48	456	2,006	4,655
Constitución 1111	584	—	—	584	176	—	2	5	181	403	408
Costeros Dique IV	18,190	—	—	18,190	349	—	2	275	624	17,566	17,841
Dique 2 M10 (1I) Edif. A	19,050	—	—	19,050	792	—	2	321	1,113	17,937	18,258
Dique 2 M10 (1I) Edif. C	5,564	6	(5,570)	—	—	—	2	—	—	—	5,564
Laminar Plaza	29,948	—	—	29,948	1,469	—	2	458	1,927	28,021	28,479
Libertador 498	43,617	—	(2,174)	41,443	5,699	(297)	2	597	5,999	35,444	37,918
Libertador 602	2,866	—	—	2,866	338	—	2	40	378	2,488	2,528
Madero 1020	11,732	—	(3,931)	7,801	1,593	(385)	2	160	1,368	6,433	10,139
Maipú 1300	47,243	3	—	47,246	5,748	—	2	727	6,475	40,771	41,495
Piscis	583	4,706	(5,288)	1	—	(41)	22	42	1	—	583
Reconquista 823	21,193	—	(380)	20,813	3,427	—	2	311	3,738	17,075	17,766
Sarmiento 517	301	177	(251)	217	42	1	2	8	51	166	259
Suipacha 652	13,249	—	—	13,249	3,110	—	2	194	3,304	9,945	10,139

Total as of June 30, 2003	238,192	5,069	(20,631)	222,630	33,884	(1,147)	—	4,039	36,776	185,854	—

Total as of June 30, 2002	300,284	21,673	(83,765)	238,192	32,085	(5,036)	—	6,835	33,884	—	204,308

(1)	The accounting application of the depreciation for the year is set forth in Schedule H.

(2)	See Note 1.j.

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible Assets

For the years beginning on

July 1, 2002 and 2001

and ended June 30, 2003 and 2002

In thousands of pesos

Schedule B

	Values of origin				Amortization					Net carrying value as of
Items	Balances as of beginning of year	Additions	Deductions	Balances as of end of the year	Accumulated as of beginning of year	Additions	Deductions	Amount (1)	Accumulated as of end of the year	June 30, 2003	June 30, 2002
Development property expenses	439	13	(275)	177	177	—	—	—	177	—	262
Exchange expenses	3,216	—	—	3,216	1,453	—	—	1,763	3,216	—	1,763

Total as of June 30, 2003	3,655	13	(275)	3,393	1,630	—	—	1,763	3,393	—	—

Total as of June 30, 2002	14,388	557	(11,290)	3,655	12,469	164	(11,018)	15	1,630	—	2,025

(1)	The accounting application of the amortization for the year is set forth in Schedule H.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2003 and 2002

In thousands of pesos

Schedule C

							Issuer’s information (1)
								Last financial statement
Issuer and types of securities	Class	P.V.	Amount	Listing value	Value as of June 30, 2002	Value as of June 30, 2001	Main Activity	Date	Capital stock (par value)	Income – (loss) for the year	Shareholders’ equity	(1) Interest in capital stock
Current Investment
Banco Hipotecario S.A. (2)		$0,001	3,159,520	0,0018	—	2,198
Boden		$0,001	6,700	0,0015	10	—
Cedro		$0,001	100,130	0,0013	128	—

Total current investments as of June 30, 2003					138	2,198

Total current investments as of June 30, 2002

(1)	Not inform because the equity interest is less than 5%.
(2)	Not considered as cash for purposes of the statement of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2003 and 2002

In thousands of pesos

Schedule C (Continued)

							Issuer’s information
								Last financial statement
Issuer and types of securities	Class	P.V.	Amount	Listing value	Value Recorded at June 30, 2003	Value Recorded at June 30, 2002	Main Activity	Date	Capital stock (Par value)	Income(loss) for the year	Shareholders’ equity	Interest in Capital Stock
Non-current investments
Abril S.A.	Common 1 vote	5,000	1,320		(37,939)	(34,1854)	Building, development and administration of country club	03.31.2003	13,200	(4,720)	52,156	50%
	Irrevoc. Contrib	—	—		25,559	25,003
	Higher Inv. Value	0.001	—		14,089	14,089	Investment	03.31.2003
Pereiraola S.A.	Common 1 vote	0.001	50,000		181	224	Real estate and financing	03.31.2003	100	(70)	2,703	50%
	Irrevoc. Contrib.	—	—		1,161	1,088
	Higher Inv. Value				7,553	7,553	Real estate and building	03.31.2003	12	(988)	10,805	50%
Baldovinos S.A.	Common 1 vote	0.001	6,000		(5,414)	(3,793)
	Irrevoc. Contrib				11,564	11,563
Palermo Invest S.A.	Common 1 vote	0.001	52,170,000		129,424	136,265	Investments	03.31.2003	78,251	5,827	197,880	66.6700%
	Lower Value				(614)	(1,060)
	Purchase expenses				518	896
Hoteles Argentinos S.A.	Common 1 vote	0.001	7,309,273		1,053	(8,696)	Hotel Libertad or exploitation	03.31.2003	9,887	(11,284)	(4,829)	79.9999%
	Irrevoc. Contrib.	—	—		3,531	3,531
	Higher Inv. Value				2,073	2,158
	Purchase expenses				50	54
Alto Palermo S.A. (ex SAMAP)	Common 1 vote	0,001	38,402,204		416,061	351,375	Real estate investments	03.31.2003	70,142	82,283	758,008	54.8492%
	Goodwile				(21,695)	(2,931)
Buenos Aires Realty S.A.	Common 1 vote	0.001	6,000			110	Real estate investments	03.31.2003
	Irrevoc. Contrib.	—	—			5,116
	P. expenses					22
Buenos Aires Trade and Finance Center S.A.	Common 1 vote	0.001	6,000		5,667	2,196	Real estate investments	03.31.2003	12	285	26,784	100%
	Irrevoc. Contrib.	—	—		21,401	4,358
	P. expenses				143	7
Argentine Realty S.A.	Common 1 vote	0.001	6,000			(208)	Real estate investments	03.31.2003
	Irrevoc. Contrib.	—	—			5,326
	P. expenses					4
Llao – Llao Resort S.A	Common 1 vote	0.001	5,878,940		10,761	8,939	Hotel Llao-Llao exploitation	03.31.2003	11,757	(6,304)	27,382	50%
	Irrevoc. Contrib.	—	—		2,397	2,344
	P. expenses				229	239
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500		7,007	7,007	Banking	06.30.2002	62,500	(20,370)	104,372	5.1000%
Alto Invest S.A.	Common 1 vote	0.001	960			11	Electronic Commerce	03.31.2003	12	(85)	698	8%
	Irrevoc. Contrib.	—	—			184
Ritelco S.A.	Common 1 vote	0.001	66,970,394		38,955	41,190	Investments	03.31.2003	66,970	(7,396)	33,797	100%
Banco Hipotecario S.A.	Common 1 vote	0.001	2,109,243		7,793		Turism	03.31.2003	150,000			1.4000%

Total as of June 30, 2003					641,508

Total as of June 30, 2002						579,980

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Balance Sheets as of June 30, 2003 and 2002

In thousands of pesos

Schedule D

Items	Value as of June 30, 2003	Value as of June 30, 2002
Current Investments
Time deposits	5	178
Mutual funds (1)	74,508	8,296
Convertible Bond APSA 2006 – Accrued interest (2)	3,814	—
IRSA I Trust Exchangeable Certificates (2)	1,104	—

Total current investments as of June 30, 2003	79,431	—

Total current investments as of June 30, 2002	—	8,474

Non-current investments
Constitución 1111	1,146	—
Dique IV	6,160	—
Padilla 902	71	—
Pilar	3,109	—
Santa María del Plata	124,594	115,982
Terrenos de Caballito	13,616	—
Torres Jardín IV	2,231	2,231

Subtotal	150,927	118,213

IRSA I Trust Exchangeable Certificates	7,318	9,172
Convertible Bond APSA 2006	83,874	—

Subtotal	91,192	9,172

Art work	37	37

Total non-current investments as of June 30, 2003	242,156	—

Total non-current investments as of June 30, 2002	—	127,422

(1)	$ 8,789 and $ 8,249 corresponding to the “Dolphin Fund PLC” trust at June 30, 2003 and 2002, not considered as cash for purposes of the statement of cash flows.
(2)	Not considered as cash for purposes of the statement of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances

For the years beginning on

July 1, 2002 and 2001

and ended June 30, 2003 and 2002

In thousands of pesos

Schedule E

Items	Balances as of beginning of year	Increases (1)	Decreases	Carrying value as of June 30, 2003	Carrying value as of June 30, 2002
Deducted from assets:
Allowance for doubtful accounts	1,206	200	(458)	948	1,206
Provision for impairment of inventory	11,473	6,963	(17,541)	895	11,473
Provision for impairment of fixed assets	42,252	1,892	(7,451)	36,693	42,252
Provision for impairment of undeveloped plots of land	9,329	14,484	(8,528)	15,285	9,329
From liabilities:
Provisions for lawsuits	230	166	(149)	247	230
Provisions for discounts	12	—	(9)	3	12

Total as of June 30, 2003	64,502	23,705	(34,136)	54,071	—

Total as of June 30, 2002	1,925	68,590	(6,013)	—	64,502

(1)
-	The increase in the allowance for doubtful accounts is shown in exhibit H.
-	The increase in the inventory impairment allowance corresponds to transfer of fixed assets amounting to $ 6,257 and $ 706 and to the setting up of the allowance detailed in Note 1.j.
-	The increase in the fixed assets impairment allowance is shown in Note 1.j
-	The increase in the allowance for impairment of land corresponds to transfers of fixed assets and inventories amounting to $ 13,274 and $ 1,210 to the setting up of the allowance shown in Note 1.j.
-	The increase in the provision for lawsuits is shown in Note 8.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the years beginning on

July 1, 2002 and 2001

and ended June 30, 2003 and 2002

In thousands of pesos

Schedule F

	June 30, 2003	June 30, 2002
I. Cost of sales
Stock as of beginning of year	35,414	37,074
Plus (less):
Purchases for the year	3,934	102
Expenses (Schedule H)	960	1,353
Transfers to fixed assets	(153)	—
Transfers from fixed assets	17,579	36,407
Transfers to investments	(25,319)	—
Capitalized interest	—	—
Less:
Reclassification from inventories sold	—	90
Reclassification from expenses for property sold to intangible assets	—	—
Stock as of end of the year	(11,554)	(35,414)

Subtotal	20,861	39,612

Plus
Cost of sales – Abril S.A.	6,509	4,131
Cost of sales - Inversora del Pacífico S.A.	—	—
Cost of sales – Llao Llao	—	—
Loss from operations and holding of real estate assets	(707)	(16,262)

Cost of properties sold	26,663	27,481

II. Cost of leases
Expenses (Schedule H)	5,809	8,600

Cost of properties leased	5,809	8,600

III. Cost of fees for services
Expenses (Schedule H)	1,241	1,782

Cost of fees for services	1,241	1,782

Total costs of sales, leases and services	33,713	37,863

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Balance Sheets as of June 30, 2003 and 2002

In thousands of pesos

Schedule G

Items	Class	Amount	Prevailing exchange rate		Total as of June 30, 2003	Total as of June 30, 2002
Assets
Current Assets
Cash and banks:
Cash	US$	10,966	0,00270	(1)	30	162
Banks	US$	12,506,566	0,00270	(1)	33,768	120
Banks	EUR	3,031,604	0,00310	(1)	9,396	—
Savings accounts	US$	3,868,299	0,00270	(1)	10,444	169
Investments:			0,00270
Boden 2013	US$	800	0,00270	(1)	2
Mutual Funds	US$	26,713,850	0,00270	(1)	72,127	8,254
Mutual Funds	EUR	30,113	0,00310	(1)	93	—
Convertible Bond APSA 2006 (interest)	US$	1,362,330	0,00280	(1)	3,814	—
Other receivables:
Intercompany	US$	9,876,083	0,00280	(1)	27,653	33,856

Total Current Assets		57,400,621			157,327	42,561

Non-Current Assets
Investments:
Convertible Bond APSA 2006	US$	29,954,848	0,00280	(1)	83,874	—
Intercompany	US$	—	0,00280	(1)	—	41,179
Fixed Assets	US$	—	0,00280	(1)	—	582
Total Non-current Assets	US$	29,954,848	0,00280		83,874	41,761

Total Assets as of June 30, 2003	US$	87,355,469			241,201	—

Total Assets as of June 30, 2002		22,495,963				84,322

Liabilities
Current Liabilities
Accounts payable	US$	9,600	0,00280	(1)	27	—
Mortgages payables	US$	750,000	0,00280		2,100	—
Taxes payable	US$	27,147	0,00280	(1)	76	7,111
Financial doubts	US$	13,797,435	0,00280	(1)	38,636	582,547

Total Current Liabilities	US$	14,584,182			40,839	589,658

Non-current Liabilities
Financial doubts	US$	163,780,319	0,00280	(1)	458,583	—

Total Non-current Liabilities	US$	163,780,319			458,583	—

Total Liabilities as of June 30, 2003	US$	178,364,501			499,422	—

Total Liabilities as of June 30, 2002	US$	155,173,302			—	589,658

(1)	Official rate of exchange quoted by Banco Nación at June 30, 2003.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the years beginning on

July 1, 2002 and 2001

and ended June 30, 2003 and 2002

In thousands of pesos

Schedule H

Items	Total as of June 30, 2003	Cost of properties leased	Cost of properties sold	Cost of fees for services	Cost of hotel activity	Expenses			Total as of June 30, 2002
						Administration	Selling	Financing
Directors’ fees	4,767	—	—	—	—	4,767	—	—	1,165
Fees and payments for services	1,239	—	—	—	—	1,239	—	—	2,493
Salaries, bonuses and social security charges	3,519	—	—	—	—	3,519	—	—	7,204
Other expenses of personnel administration	5	—	—	—	—	5	—	—	15
Depreciation and amortization	6,446	3,303	—	—	—	736	—	2,407-	12,373
Maintenance of buildings	3,559	2,506	960	—	—	93	—	—	4,730
Utilities and postage	17	—	—	—	—	17	—	—	31
Travel expenses	57	—	—	—	—	57	—	—	136
Advertising and promotion	168	—	—	—	—	87	81	—	965
Fees and expenses for property sold	977	—	—	—	—	—	977	—	1,123
Local transportation and stationery	121	—	—	—	—	121	—	—	155
Taxes, rates and assessments	8	—	—	—	—	8	—	—	34
Subscriptions and dues	171	—	—	—	—	171	—	—	251
Interest and indexing adjustments	41,876	—	—	—	—	—	—	41,876	45,045
Bank charges	288	—	—	—	—	—	—	288	490
Safety box and stockbroking charges	310	—	—	—	—	275	—	35	203
Doubtful accounts	200	—	—	—	—	—	200	—	397
Insurance	650	—	—	—	—	650	—	—	337
Security	10	—	—	—	—	10	—	—	9
Courses	18	—	—	—	—	18	—	—	66
Results of trust	1	—	—	—	—	—	—	1	1,321
Rents	206	—	—	—	—	206	—	—	490
Gross sales tax	481	—	—	—	—	—	481	—	1,487
Other	1,542	—	—	1,241	—	188	—	113	5,636

Total as of June 30, 2003	66,636	5,809	960	1,241	—	12,167	1,739	44,720	—

Total as of June 30, 2002	—	8,600	1,353	1,782		14,530	3,888	56,003	86,156

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of June 30, 2003 and 2002

In thousands of pesos

Schedule I

		With maturity date											Total	Interest
	Without term		To due									Total with term		No acrcrued	Accrued
		Falling due	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed term	Variable term
2003
Assets
Investments	74,651	—	3,848	1,070	—	—	—	2,701	88,491		96,110	96,110	170,761	3,818	86,705	80,238
Receivables	52,298	983	17,052	2,476	26	12	20,319	46	36	17,735	57,342	58,325	110,623	92,186	18,437	—
Liabilities
Loans	—	—	33,084	5,607	(55)	(55)	8,709	17,639	26,570	404,920	496,419	496,419	496,419	38,581	—	457,838
Other liabilities	3,269	299	5,737	7,674	239	2,169	205	578	8	50	16,660	16,959	20,228	20,228	—	—
2002
Assets
Investments	8,296	—	—	—	178	—	591	3,163	2,927	2,490	9,349	9,349	17,645	—	3,570	14,075
Receivables	86,949	—	63,140	931	715	706	2,542	2,484	2,459	6,935	79,912	79,912	166,861	77,218	89,642	—
Liabilities
Loans	—	349,702	235,937	—	—	—	—	—	—	—	235,937	585,639	585,639	—	—	585,639
Other liabilities	565	37	18,896	1,926	75	298	1,145	237	241	9	22,827	22,864	23,429	22,613	815	—

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2003

Stated in thousands of pesos

1.	None

2.	None

3.	Additional information on assets and liabilities

						To be due (Point 3.c.)
Concept	02.28.2003	04.30.2003	05.31.2003	06.30.2003	Current	08.28.2003	09.30.2003	12.31.2003	03.31.2004	06.30.2004
Receivables
Receivables for sale	—	—	289	—	102	—	2,449	11	26	12
Other receivables	689	—	—	5	2,265	—	14,603	2,465	—	—

Total	689	—	289	5	2,367	—	17,052	2,476	26	12
Liabilities
Customer advances	—	—	—	150	—	—	305	239	205	—
Taxes payables	—	—	—	—	—	—	441	2,568	2	—
Trade accounts payable	—	—	—	—	—	—	2,323	—	—	—
Mortgages payables	—	—	—	—	—	—	—	—	—	2,100
Other liabilities	—	149	—	—	3,269	2,214	—	4,762	32	69
Short and long term debts	—	—	—	—	—	33,084	—	5,607	(55)	(55)
Salaries and social securities payables	—	—	—	—	—	—	454	105	—	—

Total	—	149	—	150	3,269	35,298	3,523	13,281	184	2,114

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2003

Stated in thousands of pesos

3.	(Continued)

	To be due (Point 3.c.)
Concept	Non current	09.30.2004	11.30.2004	03.31.2005	06.30.2006	09.30.2005	06.30.2006	09.30.2006	06.30.2007	09.30.2007
Receivables
Receivables for sale	—	51	—	—	—	46	—	36	—	20
Other receivables	49,931	—	18,003	8	2,257	—	—	—	—	—

Total	49,931	51	18,003	8	2,257	46	—	36	—	20

Liabilities
Customer advances	—	18	—	—	—	—	—	—	—	—
Taxes payables	—	—	—	—	8	—	8	—	8	—
Trade accounts payable	—	—	—	—	—	—	—	—	—	—
Other liabilities	—	—	—	—	179	—	570	—	—	—
Short and long term debts	—	—	—	—	8,709	—	17,639	—	26,570	—
Salaries and social securities payables	—	—	—	—	—	—	—	—	—	—

Total	—	18	—	—	8,896	—	18,217	—	26,578	—

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2003

Stated in thousands of pesos

3.	(Continued)

	To be due (Point 3.c.)
Concept	06.30.2008	09.30.2008	12.31.2008	06.30.2009	12.31.2009	06.30.2010	12.31.2010	12.31.2011	12.31.2012	Total
Receivables
Receivables for sale	—	103	—	—	—	—	—	—	—	256
Other receivables	—	—	3,447	—	3,413	—	3,378	3,346	3,668	87,451

Total	—	103	3,447	—	3,413	—	3,378	3,346	3,668	87,707

Liabilities
Customer advances	—	—	—	—	—	—	—	—	—	18
Taxes payables	8	—	—	8	—	34	—	—	—	74
Trade accounts payable	—	—	—	—	—	—	—	—	—	—
Other liabilities	—	—	—	—	—	—	—	—	—	749
Short and long term debts	315,617	—	—	89,303	—	—	—	—	—	457,838
Salaries and social securities payables	—	—	—	—	—	—	—	—	—	—

Total	315,625	—	—	89,311	—	34	—	—	—	458,679

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2003

Stated in thousands of pesos

The classification of receivables and liabilities is as follows:

4-a. Breakdown by currency and maturity

	Current			Non-current			Total	Total in local currency	Total in foreign currency	Total
Items	Local currency	Foreign currency	Total current	Local currency	Foreign currency	Total non- current
Receivables
Receivables for sale	2,889	—	2,889	256	—	256	3,145	3,145	—	3,145
Other receivables	12,691	7,344	20,035	69,440	18,003	87,443	107,478	82,131	25,347	107,478

Total	15,580	7,344	22,924	69,696	18,003	87,699	110,623	85,276	25,347	110,623

Liabilities
Customer advances	899	—	899	18	—	18	917	917	—	917
Taxes payable	3,011	—	3,011	74	—	74	3,085	3,085	—	3,085
Trade accounts payable	2,314	9	2,323	—	—	—	2,323	2,314	9	2,323
Mortgages payables	—	2,100	2,100	—	—	—	2,100	—	2,100	2,100
Other liabilities	10,495	—	10,495	749	—	749	11,244	11,244	—	11,244
Short and long term debt	—	38,581	38,581	—	457,838	457,838	496,419	—	496,419	496,419
Salaries and social security payable	559	—	559	—	—	—	559	559	—	559

Total	17,278	40,690	57,968	841	457,838	458,679	516,647	18,119	498,528	516,647

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2003

Stated in thousands of pesos

4-b. Breakdown by adjustment clause

Items	Current			Non-current			Total	Total without adjustment clause	Total with adjustment clause	Total
	Without adjustment clause	With adjustment clause	Total current	Without adjustment clause	With adjustment clause	Total Non-current
Receivables
Receivables for sale	2,889	—	2,889	256	—	256	3,145	3,145	—	3,145
Other receivables	20,035	—	20,035	87,443	—	87,443	107,478	107,478	—	107,478

Total	22,924	—	22,924	87,699	—	87,699	110,623	110,623	—	110,623

Liabilities
Customer advances	899	—	899	18	—	18	917	917	—	917
Taxes payable	3,011	—	3,011	74	—	74	3,085	3,085	—	3,085
Trade accounts payable	2,323	—	2,323	—	—	—	2,323	2,323	—	2,323
Mortgages payables	2,100	—	2,100	—	—	—	2,100	2,100	—	2,100
Other liabilities	10,495	—	10,495	749	—	749	11,244	11,244	—	11,244
Short and long term debt	38,581	—	38,581	457,838	—	457,838	496,419	496,419	—	496,419
Salaries and social security payable	559	—	559	—	—	—	559	559	—	559

Total	57,968	—	57,968	458,679	—	458,679	516,647	516,647	—	516,647

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2003

Stated in thousands of pesos

4-c. Breakdown of accounts receivable and liabilities by interest clause

	Current				Non-current				Total	Total accruing interest	Total not- accruing interest	Total
	Accruing interest		Not- accruing interest	Total current	Accruing interest		Not- accruing interest	Total non- current
	Fixed rate	Variable rate			Fixed rate	Variable rate
Accounts receivables
Receivables	208	—	2,681	2,889	226	—	30	256	3,415	434	2,711	3,145
Other receivables	—	—	20,035	20,035	18,003	—	69,440	87,443	107,478	18,003	89,475	107,478

Total	208	—	22,716	22,924	18,229	—	69,470	87,699	110,623	18,437	92,186	110,623

Liabilities
Customer advances	—	—	899	899	—	—	18	18	917	—	917	917
Taxes payable	—	—	3,011	3,011	—	—	74	74	3,085	—	3,085	3,085
Trade accounts payable	—	—	2,323	2,323	—	—	—	—	2,323	—	2,323	2,323
Mortgages payables	—	—	2,100	2,100	—	—	—	—	2,100	—	2,100	2,100
Other liabilities	—	—	10,495	10,495	—	—	749	749	11,244	—	11,244	11,244
Short and long term debt	—	—	38,581	38,581	—	457,838	—	457,838	496,419	457,838	38,581	496,419
Salaries and social security payable	—	—	559	559	—	—	—	—	559	—	559	559

Total	—	—	57,968	57,968	—	457,838	841	458,679	516,647	457,838	58,809	516,647

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2003

Stated in thousands of pesos

5.	Intercompany

a.	Intercompany interest

See Schedule C to the financial statements.

b.	Intercompany debit/credit balances (Note 9.a.)

Current mortgages and leases receivables

June 30, 2003
Intercompany:
Abril S.A.	3
Alto Palermo S.A.	2
Altocity.Com S.A.	92
Baldovinos S.A.	613
Alternativa Gratis S.A.	5
Inversora Bolivar S.A	732
Dolphin Fund Management S.A.	22
Cresud S.A.C.I.F.	1
Red Alternativa S.A.	34
Tarshop S.A.	4

Other current receivables

June 30, 2003
Intercompany:
Alto Palermo S.A.	2,048
Shopping Alto Palermo S.A.	2,465
Fibesa S.A.	9
Dolphin Fund Management S.A.	19
Ritelco S.A.	7,344
Altocity.Com S.A.	26
Cresud S.A.C.I.F.	188
Red Alternativa	3
Inversora Bolivar S.A.	1,336
Tarshop S.A.	60
Palermo Invest S.A	2,366

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2003

Stated in thousands of pesos

Other non-current receivables

June 30, 2003
Intercompany:
Ritelco S.A.	18,003
Palermo Invest S.A.	2,366

Current accounts payables

June 30, 2003
Intercompany:
Alto Palermo S.A.	120
Dolphin Fund Management S.A.	109
Inversora Bolívar S.A.	98
Cresud S.A.C.I.F.	62
Fibesa S.A.	2
Hoteles Argentinos S.A.	2

Other current liabilities

June 30, 2003
Intercompany:
Alto Palermo S.A.	1
Llao-Llao Resorts S.A.	425

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2003

Stated in thousands of pesos

6.	None.

7.	In view of the nature of the inventory, no physical inventories are performed and there are no frozen assets.

8.	Not applicable. See Notes 1.a., 1.b., 1.c. and 1.d. to the financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.a., 1.b., 1.c. and 1.d. to the financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2003

Stated in thousands of pesos

13.	Insured Assets.

		Insured amounts	Accounting values	Risk covered
Alsina 934 Capital	(3)	1,890	1,485	Fire, explosion with additional coverage and debris removal
Alsina 934 Capital	(3)	308	1,485	Third party liability with additional coverage and minor risks.
Av. de Mayo 589-99 Capital		4,662	4,112
Av. de Mayo 589-99 Capital		1,000	4,112	Fire, explosion with additional coverage and debris removal
Av. Alicia M. de Justo 1714 Dock 13 Capital	(1)	17,000	37	Fire, explosion with additional coverage and debris removal
Av. Alicia M. de Justo 1714 Dock 13 Capital	(1)	555	37	Third party liability with additional coverage and minor risks.
Av. Alicia M. de Justo 750 Dock 5 Capital	(1)	16,775	—	Fire, explosion with additional coverage and debris removal
Av. Alicia M. de Justo 750 Dock 5 Capital	(1)	202	—	Third party liability with additional coverage and minor risks.
Av. Alicia M. de Justo 840 Dock 6 Capital	(1)	17,550	1	Fire, explosion with additional coverage and debris removal
Av. Alicia M. de Justo 840 Dock 6 Capital	(1)	406	1	Third party liability with additional coverage and minor risks.
Bolívar 108 e H. Yrigoyen 476 Capital		10,395	—	Fire, explosion with additional coverage and debris removal
Bolívar 108 e H. Yrigoyen 476 Capital		3,829	—	Third party liability with additional coverage and minor risks.
Constitución 1111 Capital		460	401	Fire, explosion with additional coverage and debris removal
Constitución 1111 Capital		1,000	401	Third party liability with additional coverage and minor risks.
Constitución 1111 TIA Capital		3,625	401	Fire, explosion with additional coverage and debris removal
Dorrego 1916 Capital	(4)	17,430	13	Fire, explosion with additional coverage and debris removal
Dorrego 1916 Capital	(4)	506	13	Third party liability with additional coverage and minor risks.
Edificios costeros Dique 2 Este. Dockitos. P. Madero Capital		29,400	23,584	Fire, explosion with additional coverage and debris removal
Edificios costeros Dique 2 Este. Dockitos. P. Madero Capital		2,021	23,584	Third party liability with additional coverage and minor risks.
Edificios costeros Dique 4 O. Cosentini 240 Capital	(1)	17,000	17,566	Fire, explosion with additional coverage and debris removal
Edificios costeros Dique 4 O. Cosentini 240 Capital	(1)	1,002	17,566	Third party liability with additional coverage and minor risks.
F. Alcorta 3351 Palacio Alcorta Capital	(1)	30,250	—	Fire, explosion with additional coverage and debris removal
F. Alcorta 3351 Palacio Alcorta Capital	(1)	1,655	—	Third party liability with additional coverage and minor risks.
Gurruchaga 274 Torres Jardín III Capital	(2)	10,736	29	Fire, explosion with additional coverage and debris removal
Gurruchaga 274 Torres Jardín III Capital	(2)	601	29	Third party liability with additional coverage and minor risks.
ING Butty 240 Laminar Plaza Capital	(1)	47,250	28,020	Fire, explosion with additional coverage and debris removal
ING Butty 240 Laminar Plaza Capital	(1)	4,130	28,020	Third party liability with additional coverage and minor risks.
Libertador 450-98 Capital	(1)	67,200	35,486	Fire, explosion with additional coverage and debris removal
Libertador 450-98 Capital	(1)	3,758	35,486	Third party liability with additional coverage and minor risks.
Av. Libertador 602 Capital	(1)	25,200	2,487	Third party liability with additional coverage and minor risks.
Av. Libertador 602 Capital	(1)	1,002	2,487	Fire, explosion with additional coverage and debris removal
Madero 1020 Capital	(1)	56,700	7,805	Fire, explosion with additional coverage and debris removal
Madero 1020 Capital	(1)	3,283	7,805	Third party liability with additional coverage and minor risks.
Madero 940 Capital	(1)	36,960	2,006	Fire, explosion with additional coverage and debris removal
Madero 940 Capital	(1)	1,315	2,006	Third party liability with additional coverage and minor risks.
Maipú 1270 - 1300 Capital		44,100	40,773	Fire, explosion with additional coverage and debris removal
Maipú 1270 - 1300 Capital		2,778	40,773	Third party liability with additional coverage and minor risks.
Padilla 870 Torres Jardín II Capital	(2)	9,450	199	Fire, explosion with additional coverage and debris removal
Padilla 870 Torres Jardín II Capital	(2)	607	199	Third party liability with additional coverage and minor risks.
Reconquista 823 Capital		27,300	17,075	Fire, explosion with additional coverage and debris removal
Reconquista 823 Capital		4,218	17,075
Rivadavia 2768 Capital	(1)	3,610	116	Fire, explosion with additional coverage and debris removal
Rivadavia 2768 Capital	(1)	251	116	Third party liability with additional coverage and minor risks.
Sarmiento 501	(1)	3,885	411	Fire, explosion with additional coverage and debris removal
Sarmiento 501	(1)	607	411	Third party liability with additional coverage and minor risks.
Serrano 287 Torres Jardín I Capital	(2)	9,450	17	Fire, explosion with additional coverage and debris removal
Serrano 287 Torres Jardín I Capital	(2)	607	17	Third party liability with additional coverage and minor risks.
Suipacha 664		31,500	9,945	Fire, explosion with additional coverage and debris removal
Suipacha 664		2,722	9,945	Third party liability with additional coverage and minor risks.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2003

Stated in thousands of pesos

General

In the case of insurance covering fire and explosion with additional coverage, the amounts insured are stated at replacement and/or reconstruction to an “as new” condition value, not including land and foundations.

Insured amounts correspond to units belonging to the company that are being sold, and/or units sold under mortgages not having individual policies with assigned rights.

Notes:

(1)	Insured amounts correspond to the total for the building. The amount insured for each co-owner is obtained by applying the percentage of co-ownership to the total insurance.

(2)	Insured amounts correspond solely to jointly held areas.

(3)	Insurance purchased by tenants with provisions for the assignment of rights.

(4)	Insured amounts correspond to units not yet having a bill of sale.

(5)	Insured amounts correspond to common areas and partially to individual areas.

In our opinion, the above-described policies adequately cover current risks.

14.	Not applicable.

15.	See comments in Note 1 to the consolidated financial statements.

16.	Not applicable.

17.	None.

18.	In accordance which was stipulated in loans agreements, the Company shall not distribute dividends until this obligations would be cancelled.

Buenos Aires, September 8, 2003.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

1.	Brief comments on the Company’s activities during the year, including references to significant events after the end of the year.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same year for the four previous years.

	June 30, 2003	June 30, 2002	June 30, 2001	June 30, 2000	June 30, 1999
Current Assets	288,603	153,170	249,321	275,650	336,643
Non-Current Assets	1,769,990	1,139,534	1,430,104	1,594,565	1,607,994

Total	2,058,593	1,292,704	1,679,425	1,871,215	1,944,637

Current Liabilities	172,458	681,029	433,367	265,580	326,111
Non-Current Liabilities	629,985	4,061	38,764	242,565	245,328

Subtotal	802,443	685,090	472,131	508,145	571,439

Minority interest in subsidiaries	441,332	84,894	128,503	126,531	126,945

Shareholders’ Equity	809,188	522,720	1,078,791	1,236,539	1,246,253

Total	2,052,963	1,292,704	1,679,425	1,871,215	1,944,637

3.	Consolidated income structure as compared with the same year for the four previous years.

	June 30, 2003	June 30, 2002	June 30, 2001	June 30, 2000	June 30, 1999
Operating ordinary profit	13,730	(33,221)	30,113	51,814	80,242
Financial results	325,899	(500,970)	(93,669)	(27,777)	(39,704)
Equity in earnings of affiliated companies	(12,877)	102	7,271	12,147	52,515
Other income (expenses)	2,875	(4,857)	(5,917)	(7,159)	10,628

Loss before taxes	329,627	(538,946)	(62,202)	29,025	103,681
Income tax/ asset tax	1,406	(5,099)	(3,528)	(10,630)	—
Minority interest	(33,888)	4,931	(1,639)	(5,414)	(5,935)

Net income	297,145	(539,114)	(67,369)	12,981	97,746

4.	Statistical data as compared with the same year of the four previous years.

Summary of properties sold in units and thousands of pesos.

Real Estate	Accumulated as of June 30, 2003 (1)	Accumulated as of June 30, 2002 (1)	Accumulated as of June 30, 2001 (1)	Accumulated as of June 30, 2000 (1)	Accumulated as of June 30, 1999 (1)
Apartments & Loft Buildings
Torres Jardín	161	2,064	5,259	7,471	11,749
Torres de Abasto	462	—	—	11,399	64,692
Alcorta Palace	—	607	—	20	2,515
Concepción Arenal and Dorrego 1916	100	363	4,084	3,337	2,600
Alto Palermo Park	5,305	14,713	(1,790)	4,689	6,855
Alto Palermo Plaza	3,322	2,756	2,513	2,559	6,275
Other	667	—	—	—	—

Residential Communities
Abril / Baldovinos	14,161	15,086	40,769	26,342	28,434
Villa Celina I, II and III	28	(52)	7	119	2,827
Villa Celina IV and V	—	136	2,902	6,446	—
San Jorge Village	—	—	—	238	4,359
Other	—	—	—	—	—

Undeveloped parcels of land
Monserrat	—	—	1,803	3,716	—
Dique IV	—	—	12,310	—	—
Puerto Madero Dique II	—	—	—	—	54,955
Other	—	—	—	—	—

Other
Serrano 250	—	—	2,814	—	—
Hotel Piscis	9,912	—	—	—	—
Sarmiento 580	—	—	10,837	—	—
Av. de Mayo 701	—	—	3,108	—	—
Rivadavia 2243	—	3,660	—	—	—
Santa Fe 1588	—	8,166	—	—	—
Dock 5	393	1,736	—	112	—
Dock 6	140	115	173	290	875
Galerías Pacífico	—	—	—	6,595	—
Llao Llao	—	—	—	16,486	—
Cerviño 3626	—	—	—	1,441	—
Libertador 498	2,313	3,618	—	—	—
Constitución 1111	1,988	—	—	—	—
Madero 1020	5,626	—	2,528	—	—
Madero 940	1,649	—	—	—	—
Other	389	375	182	1,682	706

	46,616	53,343	87,499	92,942	186,842

(1)	Deductions on account of gross sales tax are not included.

5.	Key ratios as compared with the same year of the four previous years.

	June 30, 2003		June 30, 2002		June 30, 2001		June 30, 2000		June 30, 1999
Liquidity ratio
Current Assets	288,603	= 1.67	153,170	= 0.22	249,321	= 0.58	276,650	= 1.04	336,643	= 1,03

Current Liabilities	172,458		681,029		433,367		265,580		326,111

Indebtedness ratio

Total liabilities	802,443	= 0.99	685,090	= 1.31	472,132	= 0.44	508,145	=0.41	571,440	= 0.46

Shareholders’ Equity	809,188		522,720		1,078,825		1,236,539		1,246,253

Income before income tax, tax on assets and minority interest.

	June 30, 2003		June 30, 2002			June 30, 2001			June 30, 2000			June 30, 1999
Income before income tax/Tax on assets	285,040	= 0.55	(534,015)	=	(0.50)	(62,202)	=	(0.05)	(29,025)	=	(0.02)	(103,682)	=	(0.09)

Shareholders’ equity at end excluding (loss) income for the year	522,742		1,061,834			1,146,162			1,223,559			1,148,506

6.	Brief comment on the outlook for the coming year.

See attached.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

1.	We have audited the accompanying balance sheets of IRSA Inversiones y Representaciones Sociedad Anónima at June 30, 2003 and 2002, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended and the complementary notes 1 to 13 and exhibits A to I. Furthermore, we have examined the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries for the years ended on June 30, 2003 and 2002, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with auditing standards accepted in Argentina, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	As mentioned in Note 1 to the basic financial statements, as from the current year the Company has applied new accounting standards approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission, implying the recognition of adjustments to prior years’ results, reclassifications and adaptation of the comparative information. Furthermore, there are certain transition accounting standards that permit and in certain cases require prospective application of the valuation and disclosure criteria incorporated to the new accounting standards, which affect comparability of the financial statements, as mentioned in that note.

4.	Our report dated September 9, 2002 on the financial statements at June 30, 2002 included a qualification referred to the uncertainty as to whether the Company would be able in a position to continue to operate as a going concern. As mentioned in Note 1 to the consolidated financial statements, that situation had been resolved at the date of issue of this report. Consequently, our opinion on the financial statements at June 30, 2002 differs from our original opinion.

Price Waterhouse & Co. Av. A. Moreau de Justo 270, Piso 2º C1107AAF Ciudad de Buenos Aires - Argentina Tel. (54-11) 4319-4600 Fax: (54-11) 4315-6448 / 9 www.pwcglobal.com	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 – E-mail: dabelovich@estabe.com.ar

Report of Independent Auditors (Contd.)

5.	In our opinion:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima present fairly, in all material respects, its financial position at June 30, 2003 and 2002 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires. Those standards have been applied consistently with respect to the previous year, except for application of the transition rules mentioned in point 3.

b)	the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries present fairly, in all material respects, its consolidated financial position at June 30, 2003 and 2002 and the consolidated results of its operations and the consolidated cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires. Those standards have been applied consistently with respect to the previous year, except for application of the transition rules mentioned in point 3.

6.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business overview report and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make other than those mentioned in point 3;

d)	at June 30, 2003, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $ 101 thousand none of which was claimable at that date.

Autonomous City of Buenos Aires, September 8, 2003

PRICE WATERHOUSE & Co.	ABELOVICH, POLANO & ASOCIADOS

/S/ Carlos Martín Barbafina (Partner)	/S/ Marcelo Héctor Fuxman (Partner)

Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 1	Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 240

Price Waterhouse & Co. Av. A. Moreau de Justo 270, Piso 2º C1107AAF Ciudad de Buenos Aires - Argentina Tel. (54-11) 4319-4600 Fax: (54-11) 4315-6448 / 9 www.pwcglobal.com	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 – E-mail: dabelovich@estabe.com.ar

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

1.	We have audited the accompanying balance sheets of IRSA Inversiones y Representaciones Sociedad Anónima at June 30, 2003 and 2002, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended and the complementary notes 1 to 13 and exhibits A to I. Furthermore, we have examined the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries for the years ended on June 30, 2003 and 2002, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with auditing standards accepted in Argentina, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	As mentioned in Note 1 to the basic financial statements, as from the current year the Company has applied new accounting standards approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission, implying the recognition of adjustments to prior years’ results, reclassifications and adaptation of the comparative information. Furthermore, there are certain transition accounting standards that permit and in certain cases require prospective application of the valuation and disclosure criteria incorporated to the new accounting standards, which affect comparability of the financial statements, as mentioned in that note.

4.	Our report dated September 9, 2002 on the financial statements at June 30, 2002 included a qualification referred to the uncertainty as to whether the Company would be able in a position to continue to operate as a going concern. As mentioned in Note 1 to the consolidated financial statements, that situation had been resolved at the date of issue of this report. Consequently, our opinion on the financial statements at June 30, 2002 differs from our original opinion.

Price Waterhouse & Co. Av. A. Moreau de Justo 270, Piso 2º C1107AAF Ciudad de Buenos Aires - Argentina Tel. (54-11) 4319-4600 Fax: (54-11) 4315-6448 / 9 www.pwcglobal.com	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 – E-mail: dabelovich@estabe.com.ar

Report of Independent Auditors (Contd.)

5.	In our opinion:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima present fairly, in all material respects, its financial position at June 30, 2003 and 2002 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires. Those standards have been applied consistently with respect to the previous year, except for application of the transition rules mentioned in point 3.

b)	the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries present fairly, in all material respects, its consolidated financial position at June 30, 2003 and 2002 and the consolidated results of its operations and the consolidated cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires. Those standards have been applied consistently with respect to the previous year, except for application of the transition rules mentioned in point 3.

6.	In accordance with current regulations we report that:

e)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply with the Corporations Law and pertinent resolutions of the National Securities Commission;

f)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

g)	we have read the business overview report and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make other than those mentioned in point 3;

h)	at June 30, 2003, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $ 101 thousand none of which was claimable at that date.

Autonomous City of Buenos Aires, September 8, 2003

PRICE WATERHOUSE & Co.	ABELOVICH, POLANO & ASOCIADOS

/S/Carlos Martín Barbafina (Partner)	/S/Marcelo Héctor Fuxman (Partner)

Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 1	Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 240

Price Waterhouse & Co. Av. A. Moreau de Justo 270, Piso 2º C1107AAF Ciudad de Buenos Aires - Argentina Tel. (54-11) 4319-4600 Fax: (54-11) 4315-6448 / 9 www.pwcglobal.com	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 – E-mail: dabelovich@estabe.com.ar

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Second Vice Chairman of the Board of Directors

Dated: September 12, 2003